ARS
P.E. 12-31-03

04050896

SENETEK PLC

2003
Annual Report

Senetek PLC

www.senetekplc.com

Table of Contents

November 2004

Dear Fellow Shareholders:

2003 was a year in which we established the groundwork for Senetek's future. Although we incurred a loss approaching $5 million in 2003, many of the significant expenses causing the loss were non-recurring and in many cases non-cash in nature. We do not feel that this loss represents a reversal of the trend of profitability and positive cash flow which began in 2001, but rather a temporary setback required to redirect the business for future growth and profitability. The key non-cash and non-recurring expenses that impacted 2003 results were:

- a $2.45 million non-cash impairment charge for our patented Reliaject® technology and equipment—for which we subsequently identified a prospective purchaser,
- $963,000 of non-cash interest expense, including $197,000 related to a September 2003 refinancing, which reduced Senetek's debt by $2.5 million and reduced future annual cash interest expense by some $200,000,
- $1.5 million of one-time legal fees, including $1 million to successfully enforce our patents through litigation favorably settled in early 2004, and
- $400,000 spent to develop and produce our own Kinetin Plus Age Defiant® proprietary skin care line and promotional material. While we saw limited revenues from this investment in 2003, development of this collection has enabled us to showcase unique products combining Kinetin with other proprietary active ingredients and has given us the opportunity to enter select distributor markets with our own proprietary line, which we are actively pursuing.

Unfortunately, the loss incurred in 2003 resulted in the Company falling out of compliance with the Nasdaq SmallCap Market's continued listing standards, and on July 14, 2004 we received a letter from the Nasdaq Staff requesting our specific plans for re-gaining compliance. We made a very detailed submission with documentary support, but ultimately the Staff determined that our time frame for compliance was too long, and the Hearing Review Panel rejected our appeal, resulting in a delisting order effective November 10, 2004. We intend to request Nasdaq's Listing and Hearing Review Council to reverse that decision, but this further review will not stay the delisting and on that date we will start trading on the Over-the-Counter Bulletin Board (as: SNTKY) until such time as we are eligible for initial listing on the Nasdaq SmallCap Market or American Stock Exchange. The following is a review of our progress to date on executing our strategic plan.

With more than three fourths of 2004 behind us, I am happy to report that we are on our way back towards profitability. For the first nine months of 2004, we recorded net income of some $268,000 vs. a $2 million loss for the first nine months of 2003, and as of September 30, 2004 our cash and short term investments have increased by some $2.9 million to $4.1 million—even after our $1.6 million debt repayment in October 2004—and our current ratio has improved to 2.5:1. These results reflect actions taken to execute our realigned strategic plan announced early in 2004, which emphasizes building our critical mass and broadening our technological base in the fast-growing dermatologicals market. Its key elements were to:

- minimize non-revenue generating expenses by streamlining our infrastructure;
- expand our revenue base from Kinetin licensing by broadening the territories and authorized trade channels of key existing licensees while selectively adding new licensees in unique regions or trade channels;
- place our Invicorp® erectile dysfunction therapy and Reliaject® autoinjector technology and equipment with strong commercial partners that will absorb the costs of gaining marketing approvals and produce dependable, high margin revenue by successfully marketing these excellent products;
- reinvest the savings and the revenues from these strategies to quicken the pace of internal applied research and our collaborative research partnerships;
- pursue equity-based strategic business acquisitions.

Let's start with expense reduction. In March 2004 we settled our lawsuit against OMP, Inc. for an up-front payment of $1.5 million plus another $500,000 in future payments, and in September we settled our only other lawsuit, against ChemSyn Laboratories, for a $235,000 payment. While we had sought substantially greater amounts, the expense of pursuing these litigations was seriously impacting profitability and diverting management from growing the business. The settlements not only curtailed further expense but generated new cash for investment in research and, in the case of the OMP lawsuit, re-opened the door to potential new Kinetin licensing in Japan, the world's second largest skin care market. We are actively pursuing the Asian market opportunity.

In addition, beginning January 1, 2004, we implemented a deferred compensation plan whereby management deferred 10% of its cash compensation and the outside directors deferred all of their fees, with the deferred amounts being credited as "share equivalents," valued at the month-end market prices of Senetek ADRs. We believe that this program demonstrates the alignment of management and the outside directors with the interests of shareholders. These share equivalents will be issued to the executives and directors as Senetek shares. The cash savings from these deferred compensation arrangements equate to an annualized saving in excess of $100,000. Other infrastructure realignments in 2004, including personnel reductions, will equate to annualized savings of over $400,000 when contract-related payments have been completed in mid-2005.

In September 2004, we successfully restructured our Senior Secured Notes, reducing our debt by $1.6 million to $3.3 million and eliminating a scheduled interest rate increase, which together equate to an annualized $175,000 in interest savings. Additionally, yearly principal payments that had been due in 2005 and 2006 were deferred until final maturity in April 2007, conserving cash for investment in the business. This debt restructuring significantly strengthened the Company's balance sheet, and particularly its current ratio. In November 2004 we announced a $1.76 million settlement with U.S. International Trading Corporation, which had defaulted on a $2.3 million, six year promissory note issued to Senetek in 2002 as part of the purchase price for trademarks that were carried at zero on our balance sheet. The $1.36 million payable this year under the settlement will be booked as income when received and also will be reinvested in the business.

Turning to the revenue side, our relations with our lead Kinetin licensee, Valeant Pharmaceuticals International, continue to strengthen. In December 2003 its exclusivity in the ethical channel of trade (sales to dermatologists and plastic surgeons) was expanded from North America to Europe and Australia. Valeant was also granted non-exclusive rights globally in the prestige channel (department stores and high-end perfumeries), health and beauty spas, beauty salons and estheticians' clinics, and the travel retail class of trade, which it celebrated with a major Kinerase® promotion in New York City's Times Square on New Year's Eve. In May 2004, Valeant provided Senetek with a $5 million unrestricted, non-refundable cash infusion, which we are investing in expanded research and development for new cytokinin active ingredients, and Senetek agreed to reductions in royalties from Valeant of $250,000 per quarter in order to provide incentive for its further investment in the Kinerase® line and resultant increased sales. Valeant also assumed manufacturing of its full Kinerase product line, as permitted under a 2003 amendment to its license, which also increased the applicable royalty rates to compensate for our lost profits on selling products to Valeant. This reduced our total revenues from Valeant but also reduced our cost of sales, and going forward our Valeant revenues will be almost entirely high-margin royalties. In July 2004 Valeant's license was further broadened to include non-exclusive rights in the global mass market, the latter channel becoming available under a recent agreement reached with Revlon's in which its license would become non-exclusive in the global mass market. For the first half of 2004, Valeant's Kinerase sales increased by 45% versus the prior year, reflecting its broadened marketing efforts and the launch of two of an expected six additional Kinetin-based products. In February 2004 we similarly expanded the license rights of Panion & BF Biotech Inc., our licensee in Taiwan, whose initial Kinetin product launch there had received that government's award as best new skin care product of 2003.

The late summer of 2004 also saw the first commercial launch of our Invicorp® erectile dysfunction treatment, by Douglas Pharmaceuticals in New Zealand. In June 2004 we made our first major stride toward placing our non-dermatological technologies with strong commercial partners by signing a license with Ardana Bioscience Ltd. of Edinburgh, Scotland, for European rights to Invicorp. Under this agreement, Ardana Bioscience has assumed full technical and financial responsibility, except for ongoing stability studies, for completing the pan-European regulatory approval process and will launch Invicorp throughout Europe, remitting milestone payments based on achieving regulatory approvals and sales targets and paying royalties on Invicorp sales. We have identified a number of potential commercial partners for Invicorp in other key parts of the world. In addition, we are negotiating terms similar to the Ardana license with a specialty pharmaceutical company in the U.S. for our proprietary Reliaject® autoinjector technology and manufacturing equipment. Consistent with our strategic plan, these arrangements are designed to conserve cash for reinvestment in our core business by passing on the administrative and regulatory costs of achieving governmental marketing approvals while positioning Senetek to receive a success-driven stream of high margin milestone and royalty revenues for the future.

The year 2004 has also seen significant progress in developing our base of patented skin care technology. In March we announced results of a long-term laboratory study of two concentrations of Zeatin at the University of Aarhus, Denmark. Zeatin, a Kinetin analogue which earlier *in vitro* studies had suggested could be more effective than Kinetin for certain dermatological applications, was tested on human cell fibroblasts over their 300-day expected life span and demonstrated potentially important differential advantages over Kinetin. Currently, laboratory studies of this compound are underway at the University of California-Irvine and human patch irritancy studies are in progress at a clinical laboratory in Texas, with results expected in late November 2004. In May 2004, Valeant Pharmaceuticals obtained an option to receive an exclusive global license for Zeatin in all classes of trade on commercial terms equivalent to its Kinetin license except for minimum royalties, which the option agreement states are to be increased to reflect the expanded scope of its Zeatin exclusivity. Meanwhile, we have invested in building our dedicated Research Center at the Science Park adjacent to Aarhus University in Denmark, which currently is evaluating multiple naturally-occurring compounds as candidates for dermatological commercialization. A number of these compounds have been in-sourced under our Collaborative Research Agreement with the Institute of Experimental Botany of The Czech Republic Academy of Sciences, which was amended in 2004 to grant Senetek license rights for all pharmaceutical and skin care applications as well as joint ownership of new patents. A number of these new compounds also are being evaluated at the research laboratories of Beiersdorf AG. Our agreement with Beiersdorf calls for that company to pay all costs of evaluating new compounds submitted by Senetek, with Beiersdorf being granted rights to an exclusive royalty-bearing license of a selected candidate in the global mass market and Senetek retaining rights for all other classes of trade. Beiersdorf is the maker of Nivea®, the largest selling skin care product line in the world.

In August 2004 we announced that your management and Board of Directors had retained Tri-Artisan Partners, a New York-based investment banking firm, to assist in identifying and evaluating prospective business acquisitions that would accelerate the growth of Senetek's revenues and technology base while adding to its product development pipeline and distribution capabilities. Since then we have been in discussions with a number of prospective acquisition candidates, several of which continue. On October 27, we announced the signing of a non-binding letter of intent with American Stock Exchange-listed IGI, Inc., a specialty drug delivery company exclusively licensed to practice Novasome® microencapsulation technology for the topical delivery of skin care and topical dermatological products, among many other product categories. Under the terms of this letter of intent, the companies would be combined into a new U.S. company of which Senetek shareholders would own 60% and IGI shareholders would own 40%. The transaction is subject to the satisfactory completion by each company of a due diligence review of the other company's business, technology, financial position and prospects, negotiation and execution of definitive agreements and their approval by the companies' respective Boards of Directors, the combined shareholders' equity of the two companies totaling at least $40 million during a prescribed measuring period following circulation of proxy statements, both companies' shareholders' approval, and satisfaction of all closing conditions specified in the definitive agreements.

We pledge to keep you fully informed as we continue executing our strategic plan. We thank you for your patience, your constructive feedback and your support. We commit ourselves to achieving the success that Senetek and you deserve.

Frank J. Massino
Chairman
Chief Executive Officer

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Company Overview

Senetek PLC, together with its subsidiaries (the "Company", which may be referred to as "Senetek", "we", "us", or "our"), is a public limited company organized under the laws of England in 1983 (registration number 1759068). Senetek has three wholly-owned subsidiaries, Senetek Drug Delivery Technologies Inc. ("SSDT") and Senetek Asia (HK) Limited, corporations formed by Senetek under the laws of Delaware and Hong Kong, respectively, and Carme Cosmeceutical Sciences Inc. ("CCSI"), a Delaware corporation acquired by Senetek in 1995.

Senetek is a life sciences-driven enterprise engaged in developing and marketing proprietary products that fulfill important unmet consumer needs related to aging. Our business is comprised of two business segments: dermatological/skincare compounds principally addressing photoaging and other skincare needs (the "Skincare Segment"); and biopharmaceuticals, currently principally those addressing sexual dysfunction and drug delivery of liquid injectable products (automatic injectors) ("Pharmaceutical Segment").

The Company in early 2004 completed an in-depth review of Senetek's business model and strategic direction aimed at broadening the Company's base of proprietary skincare and dermatological technology, more systematically pursuing new high potential Kinetin licensing opportunities, maximizing the return on the Company's non-dermatological assets, and reducing non-revenue-generating operating expenses.

Dermatological and Skincare

Skincare Technology

We have developed and patented multiple cytokinins, including Kinetin and Zeatin, plant growth factors that are naturally occurring.

Kinetin (N6-furfuryladenine) has been found to retard aging of plants and, in research done on human skin fibroblasts, Kinetin delayed the signs of cell aging, multi-nucleation and loss of organizational structure, as well as other biochemical and morphologic changes associated with aging. Kinetin also has been shown to be a powerful antioxidant, acting as a free radical scavenger. In clinical studies at the University of California, Irvine, Kinetin showed good-to-excellent response rates in partially reversing the clinical signs of photodamage, including the appearance of fine lines and wrinkles, and in contrast to other anti- aging products such as retinoids and alpha-hydroxy acids, Kinetin did not produce any clinical signs or symptoms of skin irritation, did not result in skin sensitivity to the sun, and did not break down the skin's natural barrier function causing moisture loss; in fact, it improved the moisture barrier, helping retain moisture.

Zeatin, currently under development, is an analogue of Kinetin. A study recently completed at the University of Aarhus, Denmark, evaluated the effects of two concentrations of Zeatin on cultured human skin fibroplasts over their approximately 300 day lifespan in lab culture. Uniformly positive results were obtained. The new results were consistent with earlier studies of Zeatin and Senetek's lead anti-aging compound Kinetin which suggested that at higher concentrations Zeatin was more effective than Kinetin in certain measures of bioactivity. Based on these results, Senetek will be undertaking a full program of pre-clinical testing, with initial results expected in late November 2004.

We are continually evaluating other applications for Kinetin and its analogues in collaboration with our research partners.

On January 23, 2003, we acquired additional patent rights for systemic applications of cytokinins including injection therapy along with expanded claims for inflammatory diseases.

Our strategy is to build a global distribution system across all channels of distribution for our core skincare technology.

In June 1998, we granted Osmotics Corporation ("Osmotics") an exclusive license to market Kinetin-based products to the worldwide prestige market, comprised of department stores and perfumeries, in exchange for specified royalties. The license required Osmotics to source licensed products exclusively from Senetek or its designated contract manufacturer. In February 1999 Osmotics launched a line of Kinetin-based products, but on January 20, 2000, we notified Osmotics that the license was terminated due to material breach of its terms by Osmotics, including sales outside of the prestige channel of distribution and non-payment of royalties. In May 2001, the parties entered into a settlement of all disputes providing, among other things, for payment by Osmotics of back royalties and the grant by Senetek of a non-exclusive license for the remaining terms of the underlying patents to manufacture and market specified Kinetin-based products to the prestige class of trade worldwide in exchange for specified royalties.

In October 1998, we granted Valeant Pharmaceuticals International ("Valeant,"), formerly called ICN Pharmaceuticals, Inc., a worldwide license to market Kinetin in the ethical skincare market. The Valeant license agreement provided for royalties on Valeant's net sales of licensed products within its class of trade and a supply agreement requiring Valeant to source its products from Senetek with prescribed minimums. In March 1999, Valeant launched Kinerase in the United States and Canada, followed by launches in various Latin American and Far East markets. In August 2003, Valeant signed an amendment to its license agreement to expand its exclusivity in the ethical channel from North America to Europe and Australia. The expanded license transfers manufacturing to Valeant, in exchange for an increase in royalty rate to compensate for the Company's loss of profit on sales of product to Valeant, authorizes six new products for the Kinerase® line, and adds non-exclusive rights in the prestige, spa/salon and travel retail channels of trade as well as direct-to-consumer media including television, print and Internet. In May 2004, Valeant signed an amended license agreement and provided Senetek with a $5 million unrestricted, non-refundable cash infusion, which we are investing in expanded research and development for new cytokinin active ingredients, and Senetek agreed to $250,000 quarterly reductions in royalties from Valeant in order to provide incentive for its further investment in the Kinerase® line and resultant increased sales. In July 2004 Valeant's license was further broadened to include non-exclusive rights in the global mass market, the latter channel becoming available under a recent amendment to Revlon's license in which Revlon agreed that its license would be non-exclusive in the global mass market.

In November 1999, we entered into a license and supply agreement with Obagi Medical Products, Inc. ("Obagi") for the exclusive marketing and distribution of specified Kinetin-based products in the mass market channel of distribution in China, Hong Kong, Japan, Malaysia, Singapore, South Korea, the Philippines and other designated Asian countries and in the multi-level marketing channel of distribution in Taiwan, in exchange for a licensing fee, paid in installments in 1999 and 2000, and specified royalties on Obagi's net sales of licensed products. In March 2000, Obagi entered into a joint venture with Rohto Pharmaceuticals Co., Ltd. ("Rohto"), a publicly traded company based in Osaka, Japan, providing for the latter to market Kinetin-based products in Japan, and Obagi subsequently launched Kinetin-based products in Taiwan and South Korea. On April 12, 2001, OMP Inc. ("OMP"), the successor to Obagi, filed suit against Senetek alleging breach of the license, and on July 23, 2001 Senetek filed suit against OMP alleging breach and patent infringement. The litigation was settled in January 2002 for a $375,000 lump sum settlement payment to Senetek for past royalties. The parties agreed to terminate the original license and to use best efforts to negotiate a new license agreement, to which Rohto would also be a party, and OMP agreed to pay Senetek a specified royalty for sales of products during the negotiating period (which totaled $248,000). The parties failed to reach agreement on this and Senetek ceased all contractual relationships with OMP and Rohto on May 31, 2002. All countries, except Japan, included in the territory granted to Obagi by the original license agreement were surrendered in the January 2002 settlement and, pursuant to the terms of the Company's previously signed license agreement with Revlon Consumer Products Corporation ("Revlon") described below, became part of the territory granted to Revlon. In April 2003, Senetek commenced a lawsuit against OMP alleging breach of the January 2002 settlement agreement. This lawsuit and related litigation were settled in March 2004 under terms granting OMP and Rohto a non-exclusive right to continue selling certain Kinetin products in their existing class of trade in Japan. Under the terms of the settlement, in exchange for Senetek dropping all claims which were or could have been asserted against OMP, Senetek received $1.5 million in April 2004 and will receive up to an additional $500,000 based on future sales in Japan of skin care products containing Kinetin under the Obagi name.

In May 2000, we entered into a license and supply agreement with Buth-Na-Bodhaige, Inc., doing business as The Body Shop. Under the terms of the license agreement, as amended in November 2000, The Body Shop was granted the right to sell Kinetin-based products supplied by Senetek in The Body Shop retail stores in North America, in The Body Shop's catalogue and on The Body Shop's Internet website, in exchange for a specified royalty based on the suggested retail prices of products sold by The Body Shop to consumers, and Senetek agreed not to enter into Kinetin licenses with specified other retailers. The Body Shop launched its initial line of licensed products in April 2001. On November 4, 2002, we signed an expansion of the license agreement with The Body Shop under which The Body Shop is launching its Kinetin line of exclusively formulated skin care products in its retail stores, kiosks, catalogs and websites throughout Europe and Asia.

On June 8, 2000, we entered into a license agreement with Revlon for the remaining term of the principal covered patents, in consideration of a license fee, paid at signing, of $3 million and royalties based on Revlon's net sales of licensed products. In connection with this agreement we granted Revlon warrants to purchase one million Ordinary shares in Senetek at a price of $6 per share. Under the agreement as amended in February 2001, and giving effect to Revlon's assumption of territories surrendered by OMP under its license as described above, Revlon was granted exclusive rights throughout the world, excluding Japan, to sell specified Kinetin-based products in the mass market class of trade, subject to Revlon's royalty payments and advertising expenditures meeting certain minimums. The agreement also grants Revlon non-exclusive rights to sell such products in perfumeries and department stores in Europe, South and Central America, Mexico, Puerto Rico, South Africa, Australia, New Zealand, Israel, China, Hong Kong, Taiwan and certain additional Asian markets other than Japan, subject to Revlon's royalty payments meeting certain additional minimums. Revlon launched the Almay Kinetin Skincare Advanced Anti-Aging Series of products in the United States in mid-2001, followed by launches in other territories including the United Kingdom, Canada, New Zealand, and South Africa. Effective July 1, 2004 the Revlon license agreement was amended to become non-exclusive in the global mass market.

In December 2000, we entered into a license and supply agreement with Med-Beauty AG ("Med-Beauty"), a Swiss company based in Zurich, in consideration of a product license fee. Under the agreement as amended in September 2001, Med-Beauty is granted an exclusive right to sell specified Kinetin-based products to estheticians and beauty salons in Switzerland and a non-exclusive right to sell such products in those classes of trade in Germany and Russia, all subject to achieving certain minimum purchase levels of bulk product. Med-Beauty's initial launch of covered products was made in May 2001. Currently Med Beauty is in the process of expanding the number of kinetin based products offered.

In November 2001, we entered into an arrangement to collaborate with Allure Cosmetics ("Allure"), a California-based skincare manufacturing and marketing company, under which the parties undertook to develop new Kinetin-based products to be manufactured by Allure and marketed by the Company directly or through licensees. The parties agreed to jointly market Kinetin-based products to Allure's existing customer base, and the Company granted Allure a non-exclusive license to manufacture and market specified Kinetin-based products to health food stores, estheticians, beauty salons, spas and by direct mail, in exchange for specified royalties.

On April 16, 2002 we executed an exclusive license agreement with C. J. Enprani Co., Ltd. ("Enprani") of Seoul, Republic of Korea, to market and distribute Kinetin based products in South Korea in the Cosmetics Specialty Stores channel of distribution under the Enprani brand. Enprani is also developing and clinically testing a new and unique combination skincare line containing our patented Kinetin ingredient. Enprani has gained functional care approval for Kinetin from the Korean Food and Drug Administration ("KFDA"). The licensing arrangement includes an upfront royalty payment and agreed annual minimum sales of licensed product as a condition of exclusivity. Enprani did not achieve its minimums for 2003 and is not expected to do so for 2004, but the Company has agreed for Enprani to retain exclusivity pending the relaunch of Kinetin products in 2005. Enprani is a well-established and highly regarded cosmetic company in Korea. It is an affiliate of Samsung, one of the largest business conglomerates in Korea.

On October 22, 2002 we signed an agreement with Vivier Pharma Inc. ("Vivier"), of Montreal, Canada, granting Vivier the right to manufacture and sell to dermatologists, pharmacies and other ethical channels in Canada and the United States dermatological products containing our patented Kinetin skin care ingredient in combination with Vivier's proprietary formulation of highly stable Vitamin C serum (L-Ascorbic Acid). Vivier launched in the fourth quarter of 2003. In addition to this, Vivier has granted us the right to sell, and license third parties to sell, the Kinetin—Vitamin C combination products as well as Vivier's line of Vitamin C serums in certain global markets. The Agreement calls for the parties to collaborate on future developmental projects and clinical evaluations.

On November 12, 2002 we signed a worldwide non-exclusive Kinetin licensing agreement with Shaklee Corporation, a wholly-owned subsidiary of Yamanouchi Pharmaceutical Co., Ltd, Japan's third largest pharmaceutical company. The agreement was terminated in 2003 but on April 15, 2003 we entered into a license agreement with Shaklee for the sales by Senetek and our licensees of products combining Kinetin and Shaklee's proprietary formulation of highly stable Vitamin C cream.

On March 12, 2003 we signed a non-exclusive license agreement with Panion & BF Biotech Inc., a major manufacturer and marketer of pharmaceuticals and cosmeceuticals based in the Republic of China on Taiwan. Under the agreement, Panion will launch a line of Kinetin-based skin care products in the ethical (physician) channel of distribution in Taiwan, Hong Kong and subject to agreement on royalty levels, The Peoples Republic of China. The launch of its initial product collection occurred in the fourth quarter of 2003. In February 2004 we expanded the license agreement to include the ethical channel in Republic of Korea and the ASEAN member countries, including the key markets of Indonesia, Malaysia, The Philippines, Singapore and Thailand, and to broaden its authorized trading channels to include prestige department and specialty stores and salons and spas except in Korea. Further products featuring Kinetin in combination with effective synergistic ingredients are scheduled to be submitted to the Taiwan Department of Health for registration as functional skin care products during 2004.

In April 2003 we signed a license agreement with Lavipharm S.A. of Athens, Greece, a major manufacturer and marketer of pharmaceutical, cosmetic and consumer health products with an extensive R&D activity, for Lavipharm to launch a line of Kinetin-based skin care products in the ethical and pharmacy market under its well-known brand name "Castalia" in Greece, Cyprus and, subject to agreement on royalty levels, a number of Near East, Asian and Latin American markets. The launch in Greece and Cyprus occurred in the fourth quarter of 2003. In addition, the two companies will work together to develop additional proprietary Kinetin-based products using Lavipharm's proprietary technologies.

In September 2003, the Company launched its proprietary product line, Kinetin Plus™ Age Defiant® in the direct-to-consumer market over its proprietary web sites. The Kinetin Plus product line consists of eight products: Chest & Neck Treatment Lotion, Eye Area Eraser Plus Vitamin C & E Booster, Gentle Foaming Cleanser, Intense Serum Plus 10% Vitamin C Booster, Night Renewal Cream, Refresh Finishing Toner, Smoothing Lip Balm SPF 20, and Sun Protection Lotion SPF 15 (the latter two bearing the Skin Cancer Foundation Seal). As part of this product launch, the Company established its own websites (**www.kinetinplus.com** and **www.kinetin.com**.) where the products can be purchased. Also related to the product launch, the Company created a program length infomercial for Kinetin Plus™ and undertook some limited media placements of its infomercial. As a result of lower than anticipated response rates to the infomercial, the Company terminated the media tests in the fourth quarter of 2003. After evaluating the infomercial and analyzing media costs, the Company has concluded that it is unlikely it will undertake any significant expenditure related to the infomercial in 2004. The Company is currently evaluating alternative approaches for marketing its proprietary Kinetin Plus product line and formulations, including sales to distributors in various markets.

In October 2003 we entered into a non-exclusive license agreement for Age Advantage to formulate its unique "Age Eraser" cream with Kinetin and market it in the United States to spas, beauty salons, department stores, high-end perfumeries and natural and health product retailers. Headquartered in Atlanta, Georgia, Age Advantage Laboratories offers natural anti-aging and skin repair products.

We plan to continue focusing on building a high-margin, royalty-based revenue stream by actively developing additional licensing opportunities for those territories and categories of trade for which we have not granted exclusive licenses under the agreements described above. These trade categories include the mass market, prestige market, ethical market (dermatologists' and cosmetic surgeons' patients outside of North America, Europe and Australia), multi-level market, direct response market, salon-esthetician market, infomercials and natural products market throughout the world.

A key element of the Company's strategic Business Plan is to add to our portfolio of cytokinin compounds and other ingredients with strong antisenescent properties by working through our research facility in Aarhus, Denmark with institutions conducting basic research on naturally-occurring compounds, such as the Institute of Experimental Botany of the Czech Academy of Sciences, and with commercial partners such as Beiersdorf AG and current and future licensees, under the direction of our Chief Scientist, Dr. Brian Clark, in association with Dr. Suresh Rattan, the co-discoverers of Kinetin's antisenescent and other dermatological bioactivity, both of the University of Aarhus in Denmark. See "Research and Development".

Other Products

The Company previously developed or acquired a number of skincare products designed to meet specific niche segments of the market, including Mill Creek, Sleepy Hollow Botanicals and Biotene H-24, as well as two specialty mass market lines, Silver Fox, a product for gray hair, and Allercreme®, a hypoallergenic range of skincare and cosmetic products for women with sensitive skin, developed in conjunction with dermatologists. In 1999 the Company determined that these product lines were non-core and entered into a license agreement with United States International Trading Corporation ("USITC") under which USITC purchased the Company's inventories of Mill Creek and Silver Fox finished goods and componentry and paid a licensing fee for the exclusive right to manufacture and market these lines in exchange for royalties subject to specified annual minimums. USITC was granted an option to purchase the rights to these lines for $2.8 million. Subsequently, an existing distribution agreement with Quimlam, Inc. covering the Allercreme product line was terminated and these distribution rights were granted to USITC on a non-exclusive basis up to December 31, 2001, when the license was terminated. Currently, we are planning to divest and sell off the Allercreme line and have discontinued the manufacture of these products.

On September 27, 2002 we signed an agreement with USITC conveying to it the rights to the Mill Creek personal care line, the Silver Fox hair care line and other brands, made under the purchase option in the license agreement described above. The purchase price was $2.8 million, $100,000 having been previously paid, of which $400,000 was paid in cash at closing, and the balance of $2.3 million was represented by a secured promissory note providing for twenty-three consecutive quarterly payments of $100,000 each beginning in September 2003. Interest was payable on the outstanding principal balance at an annual rate of 10%. During fiscal 2003, USITC paid the Company $113,000 which was allocated to interest due under the note. As of December 31, 2003, USITC was delinquent on scheduled principal and interest payments totaling approximately $398,000. In November 2004 we announced a $1.76 million settlement with U.S. International Trading Corporation, of which $240,000 has already been received in 2004. Under the terms of the restructuring, Senetek will receive additional payments totaling $1,120,000 before the end of 2004. Senetek has also received a $400,000, two and one half year, secured amortizing note bearing interest at 8% per annum. Under the terms of the agreement, if USITC fails to pay any of the $1,120,000 due in 2004 or misses any quarterly payment under the new $400,000 note, all of its obligations under the original $2.3 million note will be reinstated and subject to acceleration for non-performance.

Biopharmaceuticals and Drug Delivery Technology

Sexual Dysfunction

We have developed and patented Invicorp®, an intracavernous injection therapy for the treatment of erectile dysfunction ("ED"). Invicorp is a combination therapy comprised of phentolamine mesylate ("PMS") and vasoactive intestinal peptide ("VIP"), a 28-amino-acid peptide found naturally in the human male and female urogenital tracts and central and peripheral nervous systems that cause erection by binding to smooth-muscle receptors in the corpus cavernosum, inducing smooth-muscle relaxation and increased blood flow.

The commercial potential of products for the treatment of ED is significant and growing. A study released in 2002 by Decision Resources, Inc. (the "2002 Study") estimates that in 2001 some 70 million men in the seven major pharmaceutical markets covered by the study (the United States, France, Germany, Italy, Spain, the United Kingdom and Japan) suffered from some degree of ED. The incidence of ED increases with age, and therefore is expected to grow as the median age of the world's population increases. ED is also associated with a number of common conditions including arteriosclerosis, diabetes, hypertension and the use of such medications as beta blockers and tricyclic antidepressants. According to the 2002 Study, seven-market sales of drugs and devices to treat ED totaled $1.3 billion in 2001 and are expected to grow at an annual rate of 10%, reaching $3.6 billion in 2011.

According to the 2002 Study, oral medications (principally Pfizer, Inc.'s sildenafil product Viagra) represented in excess of 92% of total 2001 sales of ED products in the studied markets. However, these oral therapies are ineffective, medically contraindicated or otherwise unsuitable for significant numbers of ED sufferers, who opt for "second line" injection therapies or penile implants, or who may forego therapy altogether. The 2002 Study indicated that physicians are increasingly likely to prescribe combination therapies to treat ED due to the fact that emerging localized drugs with improved methods of delivery will drive a trend towards combinations of oral and localized therapy in an effort to boost the overall efficacy of ED treatment.

Specifically, the 2002 Study found that men whose ED is classified as moderate or severe (those most likely to seek treatment) show a markedly lower response rate to sildenafil and other oral therapies than do those with mild ED; that certain patient groups (including diabetics, who have a high incidence of ED) experience particularly low response rates to sildenafil; that sildenafil is contraindicated for patients who take any form of nitrates (a group that represents 5-10% of men with ED); and that men who take both sildenafil and drugs such as erythromycin or cholesterol-lowering agents, which are metabolized by the same isoenzymes as sildenafil, are at risk for developing higher than desirable serum levels of sildenafil. In addition, Pfizer, Inc. has advised that sildenafil should not be taken by men who have suffered a recent stroke or myocardial infarction or men with hypotension or certain retinal disorders. Also, the 2002 Study found that some men for whom sildenafil is effective nevertheless decline to use it because of its relatively slow onset of activity.

Clinical trials of Invicorp suggest that it could become the selected therapy for all of these patient types. Invicorp has been found to have a favorable side-effect and drug-interaction profile, permitting it to be prescribed for men with the various contraindications referred to above. In clinical trials, Invicorp has been shown to be highly safe and effective in patients of all etiologies, as well as patients who have failed previous therapy. In trials, participants have also reported lower incidences of penile pain and fibrosis than with other ED injection therapies. The 2002 Study concluded Invicorp has a novel micro-injection system that significantly reduces the pain associated with local invasive ED therapies.

As the 2002 Study found, we believe that mode of administration is an important factor affecting patient acceptance of injection therapy. We have developed Reliaject, a highly advanced, disposable autoinjector that renders the administration process uncomplicated and pain-free. We believe Invicorp and Reliaject to be the right drug in the right delivery system that will ideally address the needs of a significant segment of the ED market including ED sufferers for whom currently available therapies are ineffective or contraindicated. See "Government Regulation".

On November 12, 2002 we signed a marketing and distribution agreement for Invicorp in New Zealand with Douglas Pharmaceuticals ("Douglas"). This is our first licensing agreement for Invicorp and Douglas is to assume full marketing responsibility for Invicorp in New Zealand in exchange for specified payments. Douglas will also receive rights of first offer for future Senetek products in development, not limited to sexual dysfunction. In addition, Douglas will provide assistance for regulatory filings in Australia as well as marketing support for launching in other countries. In the late Summer of 2004, Douglas Pharmaceuticals launched Invicorp in New Zealand.

In June 2004 we made our first major stride toward placing our pharmaceutical technologies with strong commercial partners by signing a license with Ardana Bioscience Ltd. of Edinburgh, Scotland, for European rights to Invicorp. Under this agreement, Ardana Bioscience has assumed technical and financial responsibility (except for ongoing stability studies) for completing the pan-European regulatory approval process and will launch Invicorp throughout Europe, remitting milestone payments based on achieving regulatory approvals and sales targets and paying royalties on Invicorp sales. We have identified a number of potential commercial partners for Invicorp in other key parts of the world.

Drug Delivery Technology

Reliaject is Senetek's modular, disposable, automatic, self-injection system. While originally developed for self-administration of Invicorp, its modular design accommodates multiple therapeutic applications. Reliaject is equipped with an ultra fine gauge needle, manufactured by a laser process for pain-free use and utilizes a dental cartridge to contain the drug to be injected. The needle is visibly undetectable by the patient during administration of the drug and appropriate needle depth is automatically reached before drug flow occurs, thereby reducing reliance upon the patient's technique for accuracy and safe delivery. In addition to Invicorp, Reliaject has potential use with other therapies including anaphylactic shock, migraine treatment, infertility regimens, human growth hormones and analgesics. The equipment is highly specialized and involves a significant commitment of funds, manufacturing space and technical and regulatory expertise. We are negotiating terms similar to the Ardana license with a specialty pharmaceutical company in the U.S. for our proprietary Reliaject® autoinjector technology and manufacturing equipment. As discussed in more detail in Note 9 to the audited financial statements, the Company recorded an impairment charge of $2,747,000 in 2003 related to this asset.

Diagnostic Monoclonal Antibodies

In 1995, we entered into a license agreement with the Research Foundation for Mental Hygiene ("RFMH"), an agency operated by the State of New York, under which the Company was granted exclusive rights to certain of the RFMH's cell lines capable of producing monoclonal antibodies for research on various diseases including Alzheimer's Disease. The license expires 10 years from inception as to the cell lines originally covered and, as to cell lines subsequently added to the license (most recently in 1999), 10 years from their inclusion. The three cell lines currently licensed expire in 2004, 2005 and 2009. Until mid 2000 the Company marketed these cell lines to major pharmaceutical companies including Glaxo, Pfizer, Wyeth Ayest, Amgen, Pharmacia Upjohn, Eli Lilly and Genentech. In August 2000, we determined that the marketing of diagnostic monoclonial antibodies was not a core business and entered into an agreement for the remaining term of the RFMH license with Signet Laboratories, Inc., a leading medical diagnostic and research company, under which Signet now markets these cell lines and develops new antibodies and assays based on the cell lines covered by the RFMH license. We receive royalties on Signet's sales, subject to certain minimum royalty guarantees, and remit a portion to the RFMH in accordance with the terms of its license. In May 2004, the Company announced an extension of its agreement with the RFMH. The amended license for three cell line products has been extended from July 2004 through September 2005 and Senetek has committed to submit to RFMH by December 31, 2004 its business plan (including contractual arrangements) for the continued manufacture, marketing and sale of cell line products covered by RFMH's licenses. Upon approval by RFMH of such business plan all licenses will be extended through June 2011. Senetek will pay the Foundation a one-time extension fee and guarantee the foundation royalty receipts for the twelve months ending June 30, 2005 consistent with those received in prior years.

Research and Development

We sponsor research in the life sciences and biotechnology fields involving the treatment of conditions related to aging, particularly our core field of interest in dermatologicals and skin treatment. Our strategy has been to apply our available research and development resources to funding research agreements with third-party consultants, clinicians and research scientists having particular expertise in our areas of interest with a direct focus on getting our products into the market. Under these agreements, we are granted exclusive rights to patents for the manufacture and marketing of products arising from this research, with the researchers in certain cases being entitled to royalties or other payments in connection with commercialization of resulting products.

Typically, our research agreements oblige us to fund or co-fund agreed research in amounts determined between the parties. The researchers are responsible for filing progress reports and working with consultants appointed by us on matters such as product formulation, stability, clinical trials and regulatory compliance.

In furtherance of this strategy, in October 2001, we established a research professorship at the University of Aarhus, Denmark, at the University's Center for Molecular Gerontology. Previous research programs with the University resulted in us acquiring the patent rights to Kinetin and Zeatin for certain applications. Under the terms of the grant, which will be administered by the University's Natural Science Faculty, we will have a right of first refusal on discoveries resulting from the sponsored research.

On January 29, 2003, Dr. Brian Clark, one of the founders of Senetek PLC and co-discoverer and patentee of the therapeutic properties of Kinetin and various of its analogues, agreed to lead our Research and Development program as Chief Scientist. Dr. Clark is based at the University of Aarhus, Denmark at its Center for Molecular Gerontology. Dr. Clark will be working, in association with Dr. Suresh Rattan, the other co-discoverer of Kinetin's therapeutic properties, on our future research and development infrastructure and will assess the scientific feasibility of new technology acquisition candidates.

In June 2003 the Company entered into a research collaboration agreement with Beiersdorf AG for it to undertake and fund laboratory and in vivo evaluations of selected compounds for potential licensing in the mass market worldwide. Beiersdorf's Nivea® is the world's largest selling skin care brand. Senetek will own and have the right to practice and license all compounds resulting from this collaboration outside of the markets and fields of use that may be licensed to Beiersdorf.

In June 2003 the Company also signed a cooperative research agreement with the Institute of Experimental Botany in Prague, Czech Republic. The Institute was created in 1962 from the Department of Plant Physiology and the Department of Phytopathology of the Institute of Biology of the Czechoslovak Academy of Sciences. In 1990, it was divided into two independent units, one of which became The Institute of Experimental Botany (IEB) in Prague and Olomouc. The principal fields of scientific work in the Institute consist of plant genetics, physiology and biotechnology. In genetic research, the Institute carries out work on induced mutagenesis and DNA repair, induction of genetic variability in tissue and cell cultures in vitro, and the molecular genetics of pollen. Physiological subjects include adaptation and acclimation mechanisms of photosynthesis, hormonal and ecological control of plant growth and development, the mechanisms of action of growth regulators, physiology of plant viruses and plant pathophysiology. The agreement as recently amended gives Senetek access to all chemical and botanical based compounds and the related scientific data developed by the Institute and the right to exclusive licenses for all medical and skin care applications worldwide as well as joint ownership of new patents. Senetek has the option to enter into exclusive licenses for these applications worldwide.

Under the terms of our skincare license agreements, various licensees are responsible for developing new products and applications, and gaining product approvals based upon the technologies and patents covered by the licenses.

We expect research and development spending for our skincare segment to continue to increase as we develop our pipeline of proprietary technology and move forward with establishing more advanced research capabilities, including the build out of our leased space in Denmark, through our partnership with Aarhus University in Denmark with the intention of identifying and evaluating new cytokinins, and accelerating development of Zeatin in 2004. We have invested in building our dedicated Research Center at the Science Park adjacent to Aarhus University in Denmark, which currently is evaluating multiple naturally-occurring compounds as candidates for dermatological commercialization. A number of these compounds have been in-sourced under our Collaborative Research Agreement with the Institute of Experimental Botany of The Czech Republic Academy of Sciences, and also are being evaluated at the research laboratories of Beiersdorf AG.

Research and Development expenditures associated with our sexual dysfunction products are expected to significantly decline in fiscal 2004 as in June 2004, the Company signed an exclusive license agreement with Ardana, the emerging pharmaceutical company dedicated to improving reproductive health, to manufacture and market Invicorp® in the European Union and European Free Trade Area. Under the license agreement, Ardana assumes full responsibility for completing the European drug regulatory process for Invicorp® and seeking national marketing approvals throughout Europe.

Marketing and Manufacturing

Marketing

Consistent with our strategy of building a high-margin revenue stream, virtually all of our current Kinetin revenues are derived from license agreements under which our licensees assume responsibility for marketing and maintaining required government approvals within their respective licensed territories. We expect to maintain this business model in the case of emerging products in our Skincare Segment, where achieving acceptable distribution is dependent upon a broad-based sales and distribution network within the particular class of trade. In fiscal 2003 we developed our own proprietary product line, Kinetin Plus. Our initial attempt at selling direct to consumers through a national infomercial did not produce acceptable response rates and we are currently evaluating different ways to market and distribute this proprietary product line and its unique formulations. The Company does not expect to spend significant funds on marketing Kinetin Plus in 2004.

In the case of Invicorp and Reliaject, we have concluded that we are not going to undertake sales and distribution directly but rather are seeking alliances with companies with appropriate sales and distribution infrastructure. Establishing an alliance with a company having an established retailing and distribution network in a particular market will subsidize ongoing marketing approval expense and realize revenues through licensing fees and royalties or other participation in the third party's sales or through shared equity or other joint venture arrangements. The Company has taken the first step towards this with its Invicorp license agreement with Ardana Bioscience and its distribution agreement with Douglas Pharmaceuticals for New Zealand.

Manufacturing

Certain of our existing licenses for core products in the Skincare Segment grant our licensees the right to manufacture covered products. In the case of those licenses which grant only marketing rights or require the licensee to produce and package product from Senetek-supplied bulk, we contract with third parties for the manufacture and/or filling and labeling of the skincare products covered by such licenses. While we rely on particular suppliers for the raw materials and componentry used in the manufacture of such products we do not anticipate any problems with supply of such materials. We have licensed a third party to manufacture and sell the cell lines licensed to us for production of monoclonal antibodies.

With regard to our ED medication, Invicorp, the active ingredients, VIP and PMS, are currently available from suppliers in quantities believed to be adequate for the Company's requirements following marketing approval in Europe. These suppliers have developed synthetic production methods that are included in the product marketing application updates with regulatory authorities in Europe. We believe that, should these suppliers become unavailable or unable to supply in required volumes, alternative sources of approvable supplies are available.

Competition

The bulk of our current revenues are derived from licenses to manufacture and/or market products containing our patented Kinetin ingredient, with smaller amounts being derived from agreements for the manufacture and sale of cell lines for the production of monoclonal antibodies used in research and "named patient" supplies of Invicorp in the U.K. . While our patents and patent licenses currently protect us from competition from sales of products within the specific scope of our patents and license rights, many companies are engaged in the development and marketing of products competitive with our patented and licensed products. Regarding our ED products, all necessary governmental marketing approvals have not yet been obtained. Assuming they are obtained we or our commercial partners will compete with many other companies having established products in the marketplace including Pfizer, Schwarz Pharma, and Vivus, which market Caverject, Edex and MUSE, respectively. We believe Invicorp offers advantages over these therapies including a favorable side effect profile, high level of efficacy in organic ED, natural erection and termination, and shorter time to onset. Pfizer, Inc. with its Viagra product controls the bulk of the oral therapy market, which currently represents in excess of 92% of the worldwide ED market. We consider Invicorp to be complimentary to rather than competitive with the oral therapy market as it addresses the needs of patients for whom the oral therapies are not effective or well-tolerated.

The biopharmaceutical, pharmaceutical and cosmeceutical industries are highly competitive. We compete and will continue to compete with research and development programs at biotechnology, biopharmaceutical, pharmaceutical and cosmeceutical companies, as well as academic institutions, government agencies and public and private organizations throughout the world. Virtually all of our existing or potential competitors have substantially greater financial, technical and human resources and name recognition than do we and are better equipped to research, develop, patent, conduct pre-clinical testing and human clinical trials, manufacture, and market products. These companies have the capability and resources to develop or acquire and market products that compete with our existing and planned products, and the timing of the market introduction of our own and our competitors' products will be important competitive factors affecting our future results.

We cannot predict the extent to which any of the products we are currently developing, including Invicorp and Reliaject, will become commercially viable. Assuming that Invicorp and related delivery vehicles are approved for sale in the additional territories in which approvals are currently being sought, we believe that competition will be based, among other things, on product efficacy, ease of administration, convenience, speed of onset, price and third party reimbursement. Regarding our future viability, our competitive position also depends upon our ability to contract for effective and productive research and attract and retain qualified personnel to develop and effectively exploit the results of such research. We expect competition to intensify in all fields in which we are involved.

Government Regulation

General

The research, pre-clinical development, clinical trials, manufacturing and marketing of the products comprising our Pharmaceuticals Segment are subject to extensive regulation, including pre-marketing approval requirements, of the FDA and equivalent foreign regulatory agencies. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources. Many products ultimately do not reach the market because of toxicity or lack of effectiveness as demonstrated by required testing. Furthermore, regulatory agencies may suspend clinical trials at any time if it is believed that the subjects participating in such trials are being exposed to unacceptable health risks. In addition, there can be no assurance that this regulatory framework will not change or that additional regulations will not arise at any stage during product development that may affect approval, delay an application, or require additional expenditures. Accordingly, we cannot assure that clinical trials related to any products currently in development by us will be completed successfully within any specified time period, if at all, or that pre-marketing approvals based on such trials will be granted.

While the business currently comprising our existing Skincare Segment generally is not subject to pre-marketing approval, various statutes and regulatory restrictions apply to this business in the United States and most other countries. For future compounds the Company will consider taking some through the drug approval process, not necessarily mutually exclusive of the cosmeceutical route.

Intellectual Property

We rely on a combination of patents, trade secrets and confidentiality agreements to protect our business interests. We believe that patents are of material importance to the success of our royalty-driven business model and that trademarks are of some significance, particularly within our Pharmaceuticals Segment. Our policy is to file patent applications to protect inventions and improvements considered important to the development of our business in the principal countries where protection from manufacture or marketing of infringing products is commercially warranted. Typically, U.S. patents expire 17 years after the grant date and foreign patents expire up to 20 years after filing of the patent application. As of December 31, 2003 we held approximately 87 issued patents, including patents for Invicorp for the use of VIP and PMS in the treatment of ED, granted in 19 countries and pending in sixteen other countries, patents for Kinetin and Zeatin for ameliorating the effects of aging on skin, granted in 26 countries and pending in eight other countries, patents for Kinetin and Zeatin for ameliorating the effects of hyperproliferative skin diseases, including psoriasis, granted in 15 countries, and autoinjector patents for the delivery of therapeutic ingredients, granted in 20 countries and pending in eight other countries. In January 2003 we acquired a patent in the United States for cytokinins (including Kinetin) in the treatment of inflammatory diseases.

It is noted, however, that patents, including those for pharmaceuticals and skincare ingredients, generally involve complex legal and factual issues. In the United States, for example, the first person to conceive and document a novel invention is generally entitled to patent it, even if another person who subsequently conceived the invention was the first person to file a patent application on it. This issue of priority of invention is further complicated by the fact that patent applications in the United States are maintained in secrecy until a patent is issued or denied, generally years after filing. Accordingly, a patent-holder may be subject to interference proceedings in the U.S. Patent and Trademark Office ("PTO") long after the patent was issued based upon another party's claim of earlier invention. Furthermore, as only novel inventions are patentable, a patent-holder may be subject to proceedings in the PTO or in federal court attacking the validity of the patent based on alleged obviousness or so-called "prior art", or based on alleged improprieties in prosecuting the patent in the PTO. Issues of novelty and abuse of patent also arise under the laws of most foreign countries in which we hold patents or have filed patent applications. We have successfully defended against claims of invalidity and unenforceability of our Kinetin patents. However, while we believe that our patents are valid and enforceable, there can be no assurance that if, in the future, we must enforce any one or more of our patents, or such patents are challenged by a third party, such patents ultimately would be upheld. Similarly, while we believe that our products do not infringe the valid claims of any third party's patents, there can be no assurance that we would prevail if a third party sought to enforce its patent against us by a suit for an injunction or damages.

Interference and similar proceedings in the PTO or equivalent foreign patent offices, whether brought by us to protect our patents or brought by a third party challenging such patents, are time-consuming, disruptive of management and highly costly, and injunctive and other patent litigation in court is likely to be many times more time-consuming, disruptive and costly. Furthermore, in the United States (unlike many foreign countries) a party generally is not entitled to reimbursement of its legal fees and expenses even if it is wholly successful in its prosecution or defense, so that we could be exposed to costs which could have a material adverse effect on our business even if we were successful in enforcing our patents against an infringer or successful in defending against proceedings to invalidate our patents or proceedings alleging breach by us of a third party's patents. Additionally, if we were unsuccessful in proceedings challenging our patents, third parties licensed by us under those patents might seek to terminate such licenses and cease paying royalties. If we were unsuccessful in defending against a claim that we had infringed a third party's patent, even unknowingly, we could be subject to a permanent injunction against engaging in the infringing business as well as an award of damages measured by the profits obtained from past infringement. Additionally, because of our relative lack of financial and management resources, we could be less able than our competitors to bear such risks.

Report of the directors for the year ended 31 December 2003

The directors present their report, based upon information and events occurring through July 15, 2004, together with the audited financial statements for the year ended 31 December 2003.

Results and dividends

The results of the Group for the year are set out on page 28 and shows a loss after tax for the year of ($4,626,000) (2002—profit of $1,941,000).

The directors do not recommend the payment of any dividend.

Principal activities, review of business and future developments

Senetek PLC is a public limited company incorporated in England in 1983. Senetek has three wholly-owned subsidiaries, Senetek Drug Delivery Technologies Inc. ("SDDT") and Senetek Asia (HK) Limited, corporations formed by Senetek under the laws of Delaware and Hong Kong, respectively, and Carme Cosmeceutical Sciences Inc. ("CCSI"), a Delaware corporation formed by Senetek in 1995.

Senetek is a life sciences-driven enterprise engaged in developing and marketing proprietary products that fulfill important unmet consumer needs related to ageing. The Group's business is comprised of two business segments, biopharmaceuticals, currently principally those addressing sexual dysfunction (the "Pharmaceuticals Segment"), and dermatological/skincare compounds principally addressing photo-aging and other skincare needs (the "Skincare Segment").

In 1999, management began implementing a program to build a high-margin recurring revenue stream with sustained profitability by focusing the Group's resources on completing development and marketing approvals of its core biopharmaceuticals and drug delivery technology and building a global, royalty-based distribution system across all channels of trade for its core skincare technology. As an adjunct to this program the Group has out-licensed the development and marketing of its non-core biopharmaceutical and consumer products, out-sourced manufacturing, disposed of redundant facilities, and significantly reduced general and administrative expense.

Group turnover from continuing operations was $8,226,000 for the year ended 31 December 2003, which comprised $28,000 from the sale of named patient Erectile Dysfunction (ED) products, $925,000 of royalties earned from Signet's sales of monoclonal antibodies, $3,314,000 from royalties payable on third party sales and $3,959,000 from the direct sale of skincare products.

Group turnover from continuing operations was $9,409,000 for the year ended 31 December 2002, which comprised $27,000 from the sale of named patient ED products, $1,034,000 of royalties earned from Signet's sales of monoclonal antibodies, $6,191,000 from royalties payable on third party sales and $2,157,000 from the direct sale of skincare products.

Administrative expenses from discontinued operations for the year ended 31 December 2003 was ($39,000) (2002: $0) and related to the write-off of uncollectible accounts receivable. Group turnover in 2002 from discontinued operations was wholly attributable to royalties payable on third party sales.

The overall revenue decrease from continuing operations of 12.6% for the year ended 31 December 2003 compared to the year ended 31 December 2002 was represented by a decrease in skincare sales of 12.9% and a decrease in pharmaceutical sales, comprising named patient sales and monoclonal antibodies revenues of 10.2%.

The 10.2% decrease in pharmaceutical revenues was due to a decrease in sales volume. The sales of monoclonal antibodies, some of which are used for the early diagnosis of Alzheimer's Disease, follow sales patterns determined by project driven research organizations and are subject to fluctuation.

The 12.9% decrease in sales of and royalties on skincare products during the twelve months ended 31 December 2003 compared to the twelve months ended 31 December 2002 was due to a number of factors including the loss of OMP, Inc. as a licensee. OMP had provided approximately $1 million in 2002 royalties primarily the result of unamortized license fees being recognized as revenue when the contract terminated. There was no revenue from the Japanese market during the twelve months ended 31 December 2003 because of activities that are subject to our recently settled lawsuit against OMP. The decrease in sales and royalties during 2003 compared to 2002 was also due to decreased royalties from Revlon. The decrease in Revlon royalty income of approximately $1,800,000 is primarily due to a lower average royalty rate resulting from Revlon's reformulation of certain of its skin care products in 2003 to include its own patented active ingredient, which reduced our royalty rate but did not produce additional unit volume. Revlon also had lower unit sales partially as a result of a significant product launch by Revlon in the second quarter of 2002 that was nonrecurring in 2003. The above mentioned reduction in revenues was partially offset by the increased product sales and royalty income from Valeant of approximately $1.6 million and increased royalty income from The Body Shop, both domestic and international, of approximately $300,000.

Administrative Expenses-other for the year ended 31 December 2003 from continuing operations were $7,994,000 compared to $6,269,000 for the year ended 31 December 2002. The 27.5 % increase was due to increased legal fees associated with the royalty lawsuit with OMP, sales and marketing expenses of approximately $400,000 related to the new Senetek Kinetin Plus product line, $141,000 of inventory reserve related to the write-off of specialized inventory components for drug delivery equipment, and higher research and development expenditures relating to increased expenditures for the testing, evaluation and review of new skin care compounds. Included in Administrative Expenses-other are total research and development expenditures of $1,560,000 in 2003 compared to $1,332,000 in 2002.

The $2,747,000 Fixed Asset Impairment charge related to Reliaject production equipment. See Note 9 for more detailed information.

Operating (Loss) before interest and taxation from continuing operations was ($3,916,000) for the year ended 31 December 2003 compared to a profit of $2,148,000 for the year ended 31 December 2002.

We anticipate that our research and development expenditures related to skincare products will increase in 2004 as we work towards developing Zeatin and other patented cytokinins, including building out the leased laboratory space in Denmark. The estimated cost to buildout and equip the facility is $250,000 to $300,000. We will continue to seek to use strategic commercial partners in order to limit these expenditures.

We are continuing with minimal development of our drug delivery device, Reliaject, while we attempt to sell the equipment. The majority of our focus is pursuing strategic relationships with companies that can provide the requisite financial and technical support. The Company does not anticipate spending any significant research dollars on this product during 2004.

We expect future research and development spending for our sexual dysfunction products to decrease substantially as we are attempting to develop strategic relationships with companies that can assume the cost of obtaining the necessary regulatory approvals and market the product in Europe and begin the regulatory process in the United States.

During September 2003 and again during April 2004, the Company amended the terms of it senior notes payable including extending the maturity date of the notes until April 2007 and making a $2.5 million principal payment. The detail of these transactions are outlined in Note 15 to the audited financial statements.

Substantial shareholder

On 1 June 2004, Bank of New York Nominees Limited held, on behalf of the beneficial owners, 60,291,947 Ordinary shares of 5p each, representing 99.4% of the issued share capital of the Company. The Directors are not aware of any other entity or person with a holding of 3% or more of the share capital of the Company.

Policy on the payment of creditors

It is the policy of the Company to pay creditors and suppliers in accordance with their normal terms of business. Creditor days for the Company outstanding at 31 December 2003 amounted to 25 days compared to 63 days at 31 December 2002.

Directors

The directors of the Company during the year and their beneficial interests (unless otherwise stated) in the ordinary share capital of the Company and options were as follows:

	Ordinary shares of 5p each			
	31 December 2003		31 December 2002	
	Options and similar interests	Shares	Options and similar interests	Shares
Frank Massino	3,600,000	76,300	3,625,000	66,300
Dr. Uwe Thieme	280,000	200	280,000	200
Andreas Tobler	845,000	10,200	845,000	200
Franklin Pass	150,000	—	150,000	—
Kevin McCarthy	150,000	50,600	—	—
Anthony Williams	250,000	—	—	—
George Fellows	150,000	—	—	—

Executive and Non-Executive directors were granted share options in accordance with the Company's share option plans for employees and Non-Executive directors and consultants.

The options are exercisable at varying dates to December 2010 at prices varying from $0.41 to $3.50.

Mr. Kevin McCarthy and Mr. Anthony Williams were appointed Non-Executive directors of the Company at a meeting of the Board of Directors on 7 February 2003 and Mr. George Fellows was appointed Non-Executive Director of the Company at a meeting of the Board of Directors on 26 June 2003.

There have been the following changes in the above beneficial shareholdings between 31 December 2003 and 1 June 2004.

	Ordinary shares of 5p each			
	1 June 2004		31 December 2003	
	Options and similar interests	Shares	Options and similar interests	Shares
Frank Massino	3,550,000	76,300	3,600,000	76,300
Dr. Uwe Thieme	280,000	200	280,000	200
Andreas Tobler	995,000	10,200	845,000	10,200
Franklin Pass	150,000	—	150,000	—
Kevin McCarthy	150,000	50,600	150,000	50,600
Anthony Williams	250,000	—	250,000	—
George Fellows	150,000	—	150,000	—

The directors who retire by rotation are Andreas Tobler and Dr. Uwe Thieme. Mr. Tobler being eligible, offers himself for re-election. Dr. Thieme is presently undecided if he will run for re-election.

Auditors

On 31 December 2003, BDO Stoy Hayward, the company's auditors, transferred its business to BDO Stoy Hayward LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. Accordingly BDO Stoy Hayward resigned as auditors on that date and the directors appointed BDO Stoy Hayward LLP as its successor. BDO Stoy Hayward LLP has expressed their willingness to remain in office and a resolution to reappoint them will be proposed at the next annual general meeting.

By order of the Board

S W Slade

Secretary

15 July 2004

SENETEK PLC

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Financial statements are published on the company's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the company's website is the responsibility of the directors. The director's responsibility also extends to the ongoing integrity of the financial statements contained therein.

SENETEK PLC

Remuneration Report

Remuneration Committee

The Company's compensation policy is administered by the Remuneration Committee, currently comprised of Mr. Fellows, Mr. McCarthy and Mr. Williams, none of whom is a present or former employee of the Company. The Company is currently evaluating the composition of the Remuneration Committee and will make any necessary changes required to comply with the NASDAQ Stock Market amended rules by October 31, 2004. Prior to Mr. McCarthy and Mr. Williams joining the Board of Directors in February 2003, and Mr. Fellows joining the Board in June 2003, the Remuneration Committee consisted of Dr. Pass, Dr. Theime and Mr. Nichols. The current and past Remuneration Committee's will be collectively referred to as "the Remuneration Committee".

Remuneration Policy

The following comprises the principal elements of remuneration:

- Basic Salaries and Benefits
- Bonus
- Long Term Incentives-Stock Options
- 401-K Retirement Plan

Currently the Company and its subsidiaries have 10 employees, including one employee permanently based at the Company's offices in the United Kingdom. The Company's compensation program is designed to complement the Company's short and long term business strategy by attracting and retaining key executives critical to the Company's success and establishing appropriate incentives for them to build the Company's business and enhance the Company's profitability and stock value for its shareholders. To achieve this, the Remuneration Committee has sought to develop a compensation program at a level roughly in the second quartile of fixed compensation paid by companies in businesses similar to the Company's with which the Company must compete for executive talent, including a cash and equity incentive compensation program that will motivate continual improvement in the Company's financial and business results. To date, the Remuneration Committee has undertaken its own research and utilized its members extensive business experience and relationships to determine appropriate levels of compensation but is currently evaluating engaging a compensation consultant to assist with this process, including establishing more formalized incentive programs.

Given its personnel structure and the Company's formative stage of development, it had not, in the past, been practicable for the Company to set up a detailed and integrated compensation philosophy for its executives, nor to specify levels of seniority, areas of responsibility, performance criteria and profitability-related awards.

Typically, executives have been awarded fixed term employment agreements, but in order to assure continuity of senior management the Remuneration Committee approved a perpetual three-year term for Mr Massino's employment agreement when it was amended in late 2002. The Company's current executive employment agreements provide for consideration by the Remuneration Committee of discretionary cash bonuses but have no provisions assuring any bonus or any increases in fixed compensation during the terms of the agreements. No bonus was paid to any executive officers, including Mr Massino, in or with respect to 2003.

The Remuneration Committee believes that ownership interest by executive directors and senior management personnel of the Company strengthens the link between personnel interests and those of the shareholders. The Company's executive directors and senior management personnel are eligible to participate in a share option plan (the "No. 1 Plan"). Options under the No. 1 Plan are granted at an exercise price not less than the market value of the Ordinary Share on grant date. The options generally vest 25% per year for each full year of employment. The options expire seven years from the grant date. Non-executive directors and consultants participate in a similar share option scheme (the "No. 2 Plan") with similar terms to the No. 1 Plan with the exception that vesting of the options under the No. 2 Plan generally occurs after one year.

The Company's executive directors and senior management personnel are eligible to participate in the Company's 401-K retirement plan. The Company is currently not making, nor required to make, matching contributions for participating employees.

Performance Graph

The following graph compares the total return on the Company's shares with that of the NASDAQ and the NASDAQ Health Services Index for the past 5 years. The Company has chosen these benchmarks because they are considered to be the likely benchmarks that the majority of shareholders would want to compare their investment against.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG SENETEK PLC, THE NASDAQ STOCK MARKET (U.S. & FOREIGN) INDEX AND THE NASDAQ HEALTH SERVICES INDEX



DOLLARS
180
160
140
120
100
80
60
40
20
0
12/98
12/99
12/00
12/01
12/02
12/03
SENETEK PLC
NASDAQ STOCK MARKET (U.S. & FOREIGN)
NASDAQ HEALTH SERVICES

* $100 invested on 12/31/98 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Service Contracts

The Company has entered into the following service contracts with executive directors and senior management personnel.

The Company has an employment agreement with Mr. Massino having a three-year perpetual term. The agreement, which was approved by the Remuneration Committee, provides for a salary of $319,000 per annum, an automobile allowance of $1,000 per month and reimbursement of related automobile operating expenses. The agreement provides for up to three years of additional compensation in the event of a change of control.

Prior to 1 June 2004, the Company had an employment agreement with Mr. Tobler for a salary of $198,000 per annum and an automobile allowance of $500 per month. Effective 1 June 2004, Mr. Tobler terminated his employment and the Company entered into a consulting agreement with Mr. Tobler that will provide him a monthly consulting fee ranging from $8,250 to $16,500 through November 2005.

The Company has an employment agreement with Mr Brad Holsworth, Chief Financial Officer, with an effective term commencing 3 March 2003 and ending 30 April 2005. The agreement provides for salary of $185,000 per annum and an automobile allowance of $500 per month. The agreement provides for up to three years of additional compensation under prescribed circumstances in the event of a change of control.

The Company has an employment agreement with Mr Nichols with an effective term commencing 1 April 2003 and ending 30 March 2005. The agreement provides for salary of $243,000 per annum and an automobile allowance of $600 per month. The agreement provides for up to two years of additional compensation under prescribed circumstances in the event of a change of control.

Directors Remuneration

The following disclosures on directors remuneration have been audited, as required by Part 3 of Schedule 7A of the Companies Act 1985.

The emoluments for the directors were as follows:

	Salary and/or consulting fees 2003	Benefits and other compensation 2003	Total 2003	Total 2002
F Massino	$319,000	$24,847(1)	$343,847	$355,248
U Thieme	$ 10,000(2)	—	$ 10,000	—
A Tobler	$198,000	$ 6,000(3)	$204,000	$190,500
F Pass	$ 36,000(4)	—	$ 36,000	$ 30,000
K McCarthy	$ 8,972(2)	—	$ 8,972	—
A Williams	$ 8,972(2)	—	$ 8,972	—
G Fellows	$ 5,000(2)	—	$ 5,000	—

(1) Includes automobile allowances, and reimbursement of automobile expenses
(2) Beginning in 2003, non-employee directors received a quarterly cash stipend
(3) Automobile allowance
(4) Consulting fees

The directors incentives in total long term incentive share option schemes are as follows:

	1 January 2003	Granted	Lapsed or Exercised	Outstanding at 31/12/2003(1)	Options vested at 31/12/2003	Date from which exercisable	Expiration Dates
F Massino(2)	3,625,000	—	(25,000)	3,600,000	2,837,500	January 1998	Jan. 2004-Dec. 2009
U Thieme(3)	280,000	—	—	280,000	280,000	April 1999	April 2005-Jan. 2009
A Tobler(4)	845,000	—	—	845,000	845,000	October 1999	Oct. 2005-Jan. 2009
F Pass(5)	—	—	—	150,000	150,000	February 2003	February 2009
K McCarthy(6)	—	150,000	—	150,000	—	February 2004	February 2010
A Williams(7)	—	250,000	—	250,000	—	February 2004	December 2010
G Fellows(8)	—	150,000	—	150,000	—	August 2004	June 2010

The market price of the shares at 31 December 2003 was $0.44 and the price range during the year was $0.37 to $0.71.

(1) All options held at 31 December 2003 have an exercise price equal to or in excess of the 31 December 2003 quoted stock price with the exception of the 100,000 share option grant to Mr. Williams on 18 December 2003 when the stock price was $0.41.
(2) Share option exercise price ranges from $0.55 to $2.00 per share
(3) Share option exercise price ranges from $1.00 to $3.00 per share
(4) Share option exercise price ranges from $1.00 to $2.00 per share
(5) Share option exercise price is $1.15 per share
(6) Share option exercise price of $0.65 per share
(7) Share option exercise price ranges from $0.41 to $0.65 per share
(8) Share option exercise price of $0.50 per share

On behalf of the Board

Anthony Williams
Chairman, Remuneration Committee

15 July 2004

SENETEK PLC

Report of the independent auditors

To the shareholders of Senetek PLC

We have audited the financial statements of Senetek PLC for the year ended 31 December 2003 on pages 28 to 47 which have been prepared under the accounting policies set out on pages 32 and 33. We have also audited the information in the Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the Remuneration Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises only the Report of the Directors and the unaudited part of the Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the group and the company at 31 December 2003 and of the results of the group for the year then ended; and
- the financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

BDO STOY HAYWARD LLP
Chartered Accountants and Registered Auditors
London

15 July 2004

SENETEK PLC

Consolidated profit and loss account for the year ended 31 December 2003

	Note	Continuing operations 2003 $'000	Discontinued operations 2003 $'000	Total 2003 $'000	Continuing operations 2002 $'000	Discontinued operations 2002 $'000	Total 2002 $'000
Turnover	2,24	**8,226**	—	**8,226**	9,409	332	9,741
Cost of sales		**(1,401)**	—	**(1,401)**	(992)	—	(992)
Gross profit		**6,825**	—	**6,825**	8,417	332	8,749
Administrative expenses-other		**(7,994)**	**(39)**	**(8,033)**	(6,269)	—	(6,269)
Administrative expense—Fixed asset impairment	9	**(2,747)**	—	**(2,747)**	—	—	—
Total administrative expenses		**(10,741)**	**(39)**	**(10,780)**	(6,269)	—	(6,269)
Operating (loss) profit	5	**(3,916)**	**(39)**	**(3,955)**	2,148	332	2,480
Profit on disposal of discontinued operations	24	—	—	—	—	250	250
(Loss) profit on ordinary activities before interest		**(3,916)**	**(39)**	**(3,955)**	2,148	582	2,730
Interest receivable		**12**	**113**	**125**	38	—	38
Interest payable and similar charges	6	**(786)**	—	**(786)**	(776)	—	(776)
(Loss) profit on ordinary activities before taxation		**(4,690)**	**74**	**(4,616)**	1,410	582	1,992
Taxation on (Loss) profit from ordinary activities	7	**(10)**	—	**(10)**	(13)	(38)	(51)
(Loss) profit retained for the year	18	**(4,700)**	**74**	**(4,626)**	1,397	544	1,941
Basic and diluted (loss) earnings per share	8			**$ (0.08)**			$0.03

All recognised gains are included in the profit and loss account.

The notes on pages 32 to 47 form part of these financial statements.

SENETEK PLC

Consolidated Group balance sheet at 31 December 2003

	Note	2003 $'000	2003 $'000	2002 $'000	2002 $'000
Fixed assets					
Intangible assets	10,24		**892**		1,025
Tangible assets	9		**760**		3,545
			1,652		4,570
Current assets					
Stocks	12	**386**		408	
Debtors	13	**987**		1,578	
Cash at bank and in hand		**1,187**		3,572	
		2,560		5,558	
Creditors: amounts falling due within one year	14	**3,446**		1,745	
Net current (liabilities)/assets			**(886)**		3,813
Total assets less current liabilities			**766**		8,383
Creditors: amounts falling due after more than one year	15		**4,565**		9,044
			(3,799)		(661)
Capital and reserves					
Called up share capital	17		**4,763**		4,763
Share premium account	18		**61,016**		61,016
Other reserves	18		**8,945**		7,457
Profit and loss account	18		**(78,523)**		(73,897)
Total shareholders' deficit—equity			**(3,799)**		(661)

The financial statements were approved by the Board on 15 July 2004

F J Massino
Director

The notes on pages 32 to 47 form part of these financial statements.

SENETEK PLC

Company balance sheet at 31 December 2003

	Note	2003 $'000	2003 $'000	2002 $'000	2002
Fixed assets					
Investments	11		**3,000**		24,130
Tangible assets	9		**510**		548
			3,510		24,678
Current assets					
Stocks	12	**355**		219	
Debtors	13	**984**		1,444	
Cash at bank and in hand		**1,179**		3,169	
		2,518		4,832	
Creditors: amounts falling due within one year	14	**3,411**		1,611	
Net current (liabilities)/assets			**(893)**		3,221
Total assets less current liabilities			**2,617**		27,899
Creditors: amounts falling due after more than one year	15		**4,565**		9,044
			(1,948)		18,855
Capital and reserves					
Called up share capital	17		**4,763**		4,763
Share premium account	18		**61,016**		61,016
Other reserves	18		**8,945**		7,457
Profit and loss account	18		**(76,672)**		(54,381)
Total shareholders' funds—equity			**(1,948)**		18,855

The financial statements were approved by the Board on 15 July 2004

F J Massino
Director

The notes on pages 32 to 47 form part of these financial statements.

SENETEK PLC

Consolidated cash flow statement for the year ended 31 December 2003

	Note	2003 $'000	2003 $'000	2002 $'000	2002 $'000
Net cash inflow from operating activities	19		**739**		1,968
Returns on investments and servicing of finance					
Interest received		**113**		33	
Interest paid		**(537)**		(622)	
Refinance costs		**(79)**		—	
Net cash outflow from returns on investment and servicing of finance			**(503)**		(589)
Capital expenditure and financial investment					
Purchase of tangible fixed assets			**(91)**		(82)
Acquisitions and disposals					
Sale of USITC assets	24		**—**		362
Net cash inflow before financing			**145**		1,659
Financing					
(Payment) issue of debt			**(2,530)**		99
(Decrease) Increase in cash in the year	21		**(2,385)**		1,758

The notes on pages 32 to 47 form part of these financial statements.

1 Accounting policies

The financial statements have been prepared under the historical cost convention and are in accordance with applicable accounting standards. The financial statements are presented in US dollars as this represents the functional currency of the Group. As of 31 December 2003, and for the year then ended, the year end and average conversion rates from U.S. Dollars to British Pound Sterling was .5586 and .6105, respectively.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of Senetek PLC, and its wholly-owned subsidiary undertakings, Senetek Drug Delivery Technologies, Inc. ("SDDT"), Carme Cosmeceutical Sciences, Inc. ("CCSI"), both of which are incorporated in the State of Delaware, and Senetek Asia (HK) Limited incorporated in Hong Kong. All entities are referred to as "The Group" and those operations exclusively of Senetek PLC are referred to as "The Company".

A separate profit and loss account dealing with the results of The Company only has not been presented, as provided by Section 230 of the Companies Act 1985.

The Group is also exempt under the terms of Financial Reporting Standard 8 from disclosing normal trading related party transactions with entities that are part of the Senetek PLC group.

Turnover

Turnover from the sale of the company's skincare products and named patient sales of Invicorp ™ is recognised upon delivery which is generally the time of shipment where legal title and risk of loss is transferred to the Group's customers, and is stated at the net invoiced value of goods supplied to customers after deduction of sales and value added tax where applicable. Fees received from the licensing of manufacturing and distribution rights for the skincare products are deferred and recognised as turnover as earned, which is generally on a straight-line basis over the life of the contract. Royalties from the Group's skincare licensees and its monoclonal antibody licensee are recognised based on estimates that approximate the point products have been sold by the licensee to its customers. Historically, actual license revenues earned has not differed significantly from management's estimates. Estimates are adjusted to reflect actual results within one quarter of product shipments.

Deferred taxation

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except that the recognition of deferred tax assets is limited to the extent that the company anticipates to make sufficient taxable profits in the future to absorb the reversal of the underlying timing differences.

Deferred tax balances are not discounted.

Intangible assets

Goodwill is amortised on a straight line basis over 15 years. Goodwill included in the consolidated financial statements relates to the Company's acquisition on 26 September 1995 of certain assets of CCSI.

Notes forming part of the financial statements for the year ended 31 December 2003 (Continued)

Investments

Investments are held at cost less any provision for an impairment in value.

Tangible fixed assets

Tangible fixed assets are stated at cost. Depreciation is calculated on a straight line basis so as to write off the cost less residual value of tangible fixed assets by equal instalments over their useful economic lives as follows:

Plant, laboratory equipment and furniture	-	3—15 years
Assets under the course of construction	-	These assets are not in use and no depreciation has been charged

Research and development

Expenditure on research and development is written off as incurred and includes a proportion of salaries and other expenses relating thereto.

Stock

Stock has been valued at the lower of cost and net realisable value.

Finance costs

Finance costs are charged to profit over the term of the debt so that the amount charged is at a constant rate on the carrying amount of the associated debt. Finance costs include issue costs, which are initially recognised as a reduction in the proceeds of the associated capital instrument.

Financial instruments

In relation to the disclosures made in note 16:

- short term debtors and creditors are not treated as financial assets or financial liabilities (other than for currency disclosures);
- the Group does not hold or issue derivative financial instruments for trading purposes.

Share based employee remuneration

When shares and share options are granted to employees a charge is made to the Group profit and loss account with a reserve created in capital and reserves to record the fair value of the awards in accordance with UITF 17 "Employee Share Schemes".

Operating leases

Operating lease rentals are charged on a straight-line basis to the profit and loss account over the term of the lease.

Impairment of long-lived assets

The carrying value of long-lived assets, property and equipment and intangible assets, is reviewed for impairment in value whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

2 Segmental analysis

The analysis of turnover, operating profit and net liabilities by business and geographical area, and by origin and destination, is as follows for continuing operations:

	Pharmaceuticals		Skincare		Group	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Turnover	**953**	1,061	**7,273**	8,348	**8,226**	9,409
Operating (loss) profit	**(5,974)**	(2,797)	**2,058**	4,945	**(3,916)**	2,148
Net interest and similar charges					**(774)**	(738)
(Loss) Profit before taxation					**(4,690)**	1,410
Net assets before financing	**173**	3,394	**1,093**	4,989	**1,266**	8,383
Financing—long and short term					**(5,065)**	(9,044)
Net liabilities					**(3,799)**	(661)

Geographical segments

	USA		Rest of the World		Group	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Turnover by destination	**7,055**	8,459	**1,171**	950	**8,226**	9,409
Turnover by origin	**8,198**	9,382	**28**	27	**8,226**	9,409
Operating profit (loss) by origin	**(2,833)**	3,094	**(1,083)**	(946)	**(3,916)**	2,148

Discontinued operations reflected on page 12 relate to skincare activity in the USA.

3 Employees

The average number of persons employed by the Group during the year, including executive directors, was as follows:

	2003 Number	2002 Number
Management	**4**	3
Administration and selling	**5**	5
Research and development	**2**	2
Production	**2**	2
	13	12

	$'000	$'000
Staff costs for all employees, including executive directors, consist of:		
Wages and salaries	**1,531**	1,178
Social security and fringe benefit costs	**242**	162
	1,773	1,340

Notes forming part of the financial statements for the year ended 31 December 2003 (Continued)

4 Directors' emoluments

	2003 $'000	2002 $'000
Emoluments	**508**	405

The Company recorded emoluments for the highest paid director in 2003 of $344,000, which included a base salary of $319,000, and benefits of $25,000. None of the Executive Directors exercised any share options during 2003. Three non-executive Director's received share options during 2003 and four non-executive Directors received share options during 2002.

The figures above represent contractual entitlements, including discretionary bonuses, and exclude stock options.

Cherry Tree Development, LLC, an entity affiliated with board member Dr. F. Pass, was compensated a total of $36,000 for his services during 2003.

Directors' shareholdings and interests are disclosed in the Report of the Directors.

5 Operating (loss)/profit

	2003 $'000	2002 $'000
This is stated after charging the following:		
Research and development	**1,560**	1,332
Fixed Asset Impairment	**2,747**	—
Depreciation and amortisation of fixed assets—tangible owned	**129**	131
—intangible	**133**	133
Operating leases rental expense—property	**353**	344
—plant and machinery	**21**	31
Auditors' remuneration and expenses—audit services(1)	**183**	242
—non audit services	**51**	186

(1) Company Fees totalled $30,000 and $36,000 in 2003 and 2002.

6 Interest expense and similar charges

	2003 $'000	2002 $'000
Interest payable comprises the following:		
8% convertible notes payable	**537**	614
Amortisation—of discount on notes payable	**170**	113
—of deferred financing costs	**—**	49
Refinance charge	**79**	—
	786	776

7 Taxation on profit from ordinary activities

	2003 $'000	2002 $'000
Current tax		
Foreign tax	10	109
Adjustment in respect of prior years	—	(58)
Taxation on ordinary activities	10	51

The tax assessed for the period is different from the standard rate of corporation tax in the UK. The differences are explained below:

	2003 $'000	2002 $'000
(Loss) Profit on ordinary activities before tax	**(4,616)**	1,992
(Loss) Profit on ordinary activities at the standard rate of corporation tax in the UK of 30%	**(1,385)**	598
Effect of:		
Foreign taxes	**10**	109
Expenses not deductible for tax purposes—permanent	**60**	60
Expenses not deductible for tax purposes—current year	**845**	—
Adjustment to tax charge in respect of previous periods	**—**	(58)
(Carry forwards) Losses not recognized	**480**	(658)
Current charge for period	**10**	51

During fiscal 2002, the company adopted Financial Reporting Standard Number 19—Deferred Tax. It is uncertain if the tax losses available to the company to carry forward will be utilised in the near future. Accordingly, a deferred tax asset has not been recognised. The unprovided gross deferred tax asset is approximately $27.9 million and $27.4 million at 31 December 2003 and 2002, respectively.

The group's overseas tax rates are higher than those in the UK primarily because the profits in the United States are taxed at a combined rate of approximately 40%.

For fiscal 2003, all income taxes, representing primarily minimum state taxes, were allocated to continuing operations. For fiscal 2002, income taxes were allocated $13,000 to continuing operations and $38,000 to discontinued operations. The allocation is based upon the activity occurring within the jurisdiction generating the taxes.

United Kingdom tax loss carried forward at 31 December 2003 are estimated to amount to approximately $38,300,000 (2002—$37,300,000).

United States Federal losses carried forward at 31 December 2003 are estimated to amount to approximately $35,400,000 (2002—$34,800,000).

8 Basic and diluted (loss)/earnings per share

The calculation of the basic and diluted earnings per share is based on a loss of ($4,626,000) (2002—$1,941,000 profit) and a weighted average number of shares in issue as set out below:

	2003	2002
Denominator:		
Basic weighted average ordinary shares outstanding	**59,052,153**	59,052,153
Share option	—	88,000
	59,052,153	59,140,153

Options and warrants to purchase 18,083,000 and 15,153,000 Ordinary shares were outstanding at 31 December 2003 and 2002 respectively, but were not included in the computation of diluted loss per Ordinary share outstanding because their effect would have been anti-dilutive as the exercise price is currently above average closing prices, except for the assumed exercise of 300,000 options and warrants using the treasury stock method for 2002.

9 Tangible assets

Consolidated Group	Plant, laboratory equipment and furniture $'000	Assets under course of construction $'000	Total $'000
Cost			
At 1 January 2003	2,577	2,997	5,574
Additions	91	—	91
At 31 December 2003	**2,668**	**2,997**	**5,665**
Depreciation			
At 1 January 2003	2,029	—	2,029
Provision for year	129	—	129
Impairment charge	—	2,747	2,747
At 31 December 2003	**2,158**	**2,747**	**4,905**
Net book value			
At 31 December 2003	**510**	**250**	**760**
At 31 December 2002	548	2,997	3,545

During the 4th quarter of 2003, the Group determined that the specialized drug delivery equipment known as Reliaject was impaired because the carrying value of the equipment was greater than the estimated Fair value of $250,000. In making this decision, the Group considered the history of the Reliaject, current alternatives for the equipment, status of ongoing negotiations with possible acquirers, internal expertise for the specialized equipment, and the financial condition of the Group. As a result, a non-cash impairment charge of $2,747,000 was recorded against the pharmaceutical segment. The fair value of the asset was written down to a minimum value that would be expected to be received excluding any future payments that the Group might receive and are not contingent upon future product sales, regulatory approval and other operational issues that the purchaser will likely need to resolve. The Group expects to consummate a transaction for the Reliaject in fiscal 2004 but is expected to have some ongoing involvement with the equipment, including the receipt of possible future royalties depending on the ultimate success of installing and utilizing the equipment.

Company	**Plant, laboratory equipment and furniture $'000**
Cost	
At 1 January 2003	1,401
Additions	91
At 31 December 2003	**1,492**
Depreciation	
At 1 January 2003	853
Provision for year	129
At 31 December 2003	**982**
Net book value	
At 31 December 2003	**510**
At 31 December 2002	548

10 Intangible assets

The intangible assets of the Group and Company consist of goodwill attached to the purchase of trade and assets from CCSI and patent rights and related proprietary technology for a self administered auto—injector syringe as follows:

Group	**Goodwill $'000**	**Patents $'000**	**Total $'000**
Cost			
At 1 January 2003	1,982	635	2,617
At 31 December 2003	**1,982**	**635**	**2,617**
Amortisation			
At 1 January 2003	957	635	1,592
Provision for the year	133	—	—
At 31 December 2003	**1,090**	**635**	**1,725**
Net book value			
At 31 December 2003	892	—	**892**
At 31 December 2002	**1,025**	—	1,025

Company	**Patents $'000**
Cost	
At 1 January 2003 and 31 December 2003	**635**
Amortisation	
At 1 January 2003	635
Charge for the year	—
At 31 December 2003	**635**
Net book value	
At 31 December 2003	—
At 31 December 2002	—

11 Fixed asset investments

Company	2003 $'000	2002 $'000
At cost		
Investment in wholly owned subsidiary undertakings	**1,000**	1,000
Loans to subsidiary undertakings	**2,000**	23,130
	3,000	24,130

The company wholly owns, including all of the voting rights, the following subsidiary undertakings:

Name	Country of incorporation	Nature of business
SDDT	USA	The development of drug delivery technologies
CCSI	USA	The supply of skincare products
Senetek Asia (HK) Limited	Hong Kong	The facilitation of business in Asia—dormant in the year 2003.

The above subsidiaries are included in the Group consolidated financial statements.

12 Stocks

	Group 2003 $'000	Group 2002 $'000	Company 2003 $'000	Company 2002 $'000
Finished goods	**183**	82	**183**	65
Raw materials	**172**	154	**172**	154
Work in progress	**31**	172	**—**	—
	386	408	**355**	219

13 Debtors

	Group 2003 $'000	Group 2002 $'000	Company 2003 $'000	Company 2002 $'000
Amounts receivable within one year:				
Trade debtors	**661**	1,440	**661**	1,317
Other debtors	**22**	27	**22**	26
Prepayments and accrued income	**304**	111	**301**	101
	987	1,578	**984**	1,444

14 Creditors: amounts falling due within one year

	Group 2003 $'000	Group 2002 $'000	Company 2003 $'000	Company 2002 $'000
Trade creditors	**1,287**	573	**1,286**	560
Other creditors	**182**	100	**150**	100
Accruals	**506**	904	**504**	783
Deferred license fee income	**971**	168	**971**	168
Current portion of $5m loan note (Note 15)	**500**	—	**500**	—
	3,446	1,745	**3,411**	1,611

Notes forming part of the financial statements for the year ended 31 December 2003 (Continued)

15 Creditors: amounts falling due after more than one year

	Group 2003 $'000	Group 2002 $'000	Company 2003 $'000	Company 2002 $'000
$5m Loan note, net of unamortised deferred finance costs	**3,047**	4,935	**3,047**	4,935
Loan Note, net of discount	**—**	2,389	**—**	2,389
Other	**68**	99	**68**	99
Deferred license fee income	**1,450**	1,621	**1,450**	1,621
	4,565	9,044	**4,565**	9,044

	Group 2003 $'000	Group 2002 $'000	Company 2003 $'000	Company 2002 $'000
Maturity of debt:				
More than 1 year but not more than 2 years	**750**(2)	7,324	**750**	7,324
More than 2 years but not more than 5 years	**2,365**(1)(2)	99	**2,365**(1)	99
	3,115	7,423	**3,115**	7,423

(1) Net of unamortized discount of approximately $1,342,000
(2) In April 2004 the debt was refinanced and the entire unpaid balance is due in April 2007

On 4 September 2003 the Company amended its $7.4 million Notes Payable agreement and concurrently made a principal payment of $2.5 million and extended the maturity date of the notes until April 2007. The amended and restated Notes Payable require annual principal payments of the lesser of $500,000, increasing to $750,000 March 2005, or 1/3 of free cash flow as defined by the agreement. The first principal installment was originally due 31 March 2004. The interest rate is 8.5% until 1 April 2004 when it increases to 9.75% until maturity. The fair value of the 4.5 million warrants issued with an exercise price of $0.40 per share is treated as additional notes payable discount and amortized until April 2007. The fair value of these warrants calculated using the Black Scholes Model was estimated at $1,447,000 and has been added to the notes payable discount and is being amortized as additional interest expense until maturity of the note in April 2007. As of 31 December 2003 the unamortized discount on the notes payable is $1,342,000.

In April 2004 the Company announced a multi-faceted binding preliminary agreement with the holders of its outstanding $4.9 million of senior secured notes and 6.3 million series A and B warrants. Under this agreement, which is subject to the execution of final documentation on usual and customary terms, principal payments on the notes due in April 2004, 2005 and 2006 are being deferred until the notes' final maturity in April 2007 and the interest rate will remain at 8.5% through maturity rather than increasing to 9.75%. In addition, the principal amount of the notes will become exchangeable, at the election of the holders of the notes, for Senetek ordinary shares at an exchange value of $0.80 per share, with the warrants being extended to March 2011 and becoming exercisable at a reduced price of $0.50 per share as the related notes are exchanged for stock. Senetek has agreed to register with the Securities and Exchange Commission the 6.1 million shares issuable in exchange for the notes. Beginning in the second quarter of 2004, the Company expects to incur non-cash expense associated with the estimated fair value of the right granted to the note holders to exchange their notes for shares and the modifications to the series A and B warrants. The series D warrants to purchase 5 million shares will not be affected by the agreement. The Senetek ordinary shares which may be received in exchange for senior secured notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

16 Financial Instruments

(a) Interest rate and currency of borrowings

The primary market risks facing the company are fluctuations in interest rates and variability in interest rate spread relationships (i.e. Prime to LIBOR spreads). The policy of the Directors for managing interest rate risk is to attempt to secure fixed rate interest on debt.

The directors believe that fluctuations in interest rates in the near term would not materially affect our consolidated operating results, financial position or cash flows as we have limited risks related to interest rate fluctuations as all our debt is at fixed rate.

The interest rate exposure of the Group's borrowings is shown below:

As at 31 December 2003

Currency	Total $'000	Floating borrowings $'000	Fixed borrowings $'000	Weighted average interest rate %	Weighted average time for which rate is fixed years
US Dollars	3,547(1)	—	3,547	8.5%	3.3
US Dollars	68	—	68	0%	3.2

(1) Includes $500,000 short term and $3,047,000 long term

The fixed rate borrowings as at 31 December 2003 includes $3,547,000 of loan notes stated net of deferred financing costs and issue discounts of $1,342;000. Also included in fixed rate borrowings is $68,000 of non-interest bearing liabilities.

As at 31 December 2002

Currency	Total $'000	Floating borrowings $'000	Fixed borrowings $'000	Weighted average interest rate %	Weighted average time for which rate is fixed years
US Dollar	**7,324**	—	**7,324**	**8.0**	**1.33**
US Dollar	**99**	—	**99**	**0**	**4.2**

The fixed rate borrowings as at 31 December 2002 include $7,324,000 of loan notes stated net of deferred financing costs and issue discounts. Also included is $99,000 of non-interest bearing liabilities.

(b) Fair values of financial instruments

Set out below is a year end comparison of current and book values of all the Group's financial instruments by category. Where available, market rates are used to determine current values. Where market rates are not available, current values are calculated by discounting cash flows at prevailing interest rates and exchange rates.

	2003 Book value $'000	2003 Fair value $'000	2002 Book value $'000	2002 Fair value $'000
Cash	**1,187**	**1,187**	3,572	3,572
Long-term debt	**(3,547)**	**(3,701)**	(7,324)	(6,523)
Long-term debt	**(68)**	**(54)**	(99)	(80)

17 Share capital

	2003 Number	2003 $'000	2002 Number	2002 $'000
Authorised				
Ordinary shares of 5p each	**100,000,000**	**7,500**	100,000,000	7,500
Allotted, called up and fully paid				
Ordinary shares of 5p each	**59,052,153**	**4,763**	59,052,153	4,763

Subsequent to 31 December 2003, approximately 1,609,000 Series D warrants were exercised at $.40 each and The Company issued common shares underlying each warrant.

The share capital is denominated in UK sterling and the amount shown in the balance sheet has been converted to US dollars at the rates applicable at the time of issue.

Warrants outstanding

Warrants outstanding at 31 December 2003 were as follows:

Warrants issued (Number)	Exercise price ($)	Expiring date	Warrants unexercised at 31 December 2003 (Number)
3,000,000	1.00	April 2009	**3,000,000**
3,333,333	1.25	April 2009	**3,333,333**
5,000,000	0.40	Sept. 2011	**5,000,000**
100,000	0.62	Sept. 2009	**100,000**
11,433,333			**11,433,333**

During 2003, 1,000,000 warrants with an exercise price of $6 per ordinary share expired. In connection with a debt refinancing in September 2003, 1,197,285 C warrants with an exercise price of $1 per share were retired and 5,000,000 D warrants with an exercise price of $0.40 were issued. 100,000 warrants with an exercise price of $0.62 were also granted to a consultant in connection with the transaction. The fair value of these warrants issued has been credited to the other reserves account.

The warrants entitle the holder to purchase American Depository Receipts of the Company at the purchase price at any time commencing 90 days from the date of subscription and prior to the expiration date. The offer and sale of the warrants is being made in compliance with, and in reliance upon, the provision of Regulation S under the United States Securities Act of 1933, as amended.

Share options outstanding

In December 1985, the Company adopted a share option plan ('the No 1 Plan') for employees. Under the plan, options to purchase Ordinary shares are granted by the Board of Directors, subject to the exercise price of the option being not less than the market value of an Ordinary share 21 days prior to the grant date. After the first twelve months following the date of the grant, options are exercisable at the rate of 25%, for each full year of employment. In the event that the option holders employment is terminated, the option may not be exercised unless the Board of Directors so permits. The options expire seven years from the date of grant. On 16 May 1997 shareholders approved the extension of the No 1 Plan until 1 December 2005 and an increase in the number of shares available for grant to 6,000,000.

The following tables summarise option movements during the year ended 31 December 2003:

Options granted under:

	Options outstanding	Weighted Average Option price per share	Dates exercisable
(a) No 1 Plan			
Balance at 1 January 2003	4,079,875	$1.35	01/1997-12/2009
Granted	42,500	$0.41	12/2004-12/2010
Exercised	—	—	
Cancelled	(176,250)	$1.20	
Balance at 31 December 2003	**3,946,125**	**$1.39**	
(b) Employment contracts			
Balance at 1 January 2003	200,000	$1.50	06/1998-06/2004
Granted	—	—	
Exercised	—	—	
Cancelled	—	—	
Balance at 31 December 2003	**200,000**	**$1.50**	

In May 1987 the Company adopted a share option plan ('the No 2 Plan') for non-executive Directors and Consultants. Under the No 2 Plan, options to purchase Ordinary shares are granted by the Board of Directors, subject to the exercise price being not less than the market value of an Ordinary share 21 days prior to the grant date. Options granted under this plan are exercisable in their entirety one year after the date of grant. In the event the optionee ceases to be a non-executive Director or Consultant, the option may not be exercised unless the Board of Directors so permits. The options expire seven years from the date of grant. On 16 May 1997 shareholders approved an extension of the No 2 Plan until 1 December 2005 and an increase in the number of shares available for grant to 4,000,000.

Under the general powers granted to the Directors for the allotment of securities approved at the Annual General Meeting held on the 16 May 1997, options were granted to non-executive Directors and Consultants outside the No 2 Plan during 1997.

Notes forming part of the financial statements for the year ended 31 December 2003 (Continued)

The following tables summarise option movements during the year ended 31 December 2003:

Within No 2 Plan	Options outstanding	Weighted Average Option price per share	Dates exercisable
Balance at 1 January 2003	2,372,000	$1.54	02/1997-02/2009
Granted	825,000	$0.55	02/2004-12/2010
Exercised	—	—	
Cancelled	(755,000)	$1.51	
Balance at 31 December 2003	**2,442,000**	**$1.21**	

Outside the No 2 share option plan

	Options outstanding	Weighted Average Option price per share	Dates exercisable
Balance at 1 January 2003	60,000	$1.50	04/1999-04/2005
Granted	—	—	
Exercised	—	—	
Cancelled	—	—	
Balance at 31 December 2003	**60,000**	**$1.50**	

18 Reserves

Group	Share premium account $'000	Other reserves $'000	Profit and loss account $'000
At 1 January 2003	61,016	7,457	(73,897)
Options and warrants granted to consultants and creditors	—	1,488	—
(Loss) Profit for year	—	—	(4,626)
At 31 December 2003	**61,016**	**8,945**	**(78,523)**

The options and warrants granted to consultants and creditors are recorded at fair value calculated by using the Black-Scholes option pricing model.

Company	Share premium account $'000	Other reserves $'000	Profit and loss account $'000
At 1 January 2003	61,016	7,457	(54,381)
Options and warrants granted to consultants and creditors	—	1,488	—
(Loss) Profit for year	—	—	(22,291)
At 31 December 2003	**61,016**	**8,945**	**(76,672)**

(Loss) profit for 2003 includes an impairment charge of ($21,100,000) related to inter-company advances that are not expected to be repatriated, such impairment charge having no impact on the Group financial statements.

Notes forming part of the financial statements for the year ended 31 December 2003 (Continued)

19 Reconciliation of operating profit to net cash inflow from operating activities

	2003 $'000	2002 $'000
Operating (loss) profit-continuing operations	(3,916)	2,148
Impairment charge	2,747	—
Depreciation and amortisation	262	264
Decrease (increase) in stocks	22	(96)
Decrease in debtors	591	498
Increase (decrease) in creditors	399	(278)
Increase (decrease) deferred license fees	632	(1,099)
Share option compensation	41	199
Operating (loss)/profit from discontinued operations	(39)	332
Net cash inflow from operating activities	739	1,968

20 Reconciliation of net cash inflow to movement in net debt

	2003 $'000	2002 $'000
(Decrease) increase in cash in the year	**(2,385)**	1,758
(Increase) decrease in debt	**2,530**	(99)
Change in net debt resulting from cash flows	**145**	1,659
Amortisation of loan note costs	**(170)**	(162)
Additional loan discount	**1,448**	—
Movement in net funds for the year	**1,423**	1,497
Net debt at start of year	**(3,851)**	(5,348)
Net debt at end of year	**(2,428)**	(3,851)

21 Analysis of net debt

	At 1 January 2003 $'000	Cash flow $'000	Other non-cash changes $'000	At 31 December 2003 $'000
Cash in hand	**3,572**	(2,385)	—	**1,187**
Loan notes and other debt—long term	**(7,423)**	2,530	1,778	**(3,115)**
Loan notes and other debt—current	—	—	(500)	**(500)**
Total	**(3,851)**	145	1,278	**(2,428)**

22 Major non-cash transactions

The non-cash movements relate to the issuance of warrants related to the debt refinancing, unwinding of discounts on issue of loan notes and amortisation of debt issue costs incurred in previous years.

Notes forming part of the financial statements for the year ended 31 December 2003 (Continued)

23 Reconciliation of movement in shareholders' funds

	Group 2003 $'000	Group 2002 $'000
(Loss)/profit for the year	(4,626)	1,941
Share compensation expense	41	199
Value of warrants for refinancing	1,447	—
Net (decrease) increase to shareholders' funds	(3,138)	2,140
Opening shareholders' deficit	(661)	(2,801)
Closing shareholders' deficit	(3,799)	(661)

24 Discontinued Operations

On 31 December 2002, the Company completed a transaction in which U.S. International Trading Corporation (USITC) purchased rights to the Mill Creek personal care line, the Silver Fox hair care line and other brands acquired by us in our 1995 acquisition of Carme Inc. for $400,000 cash, a promissory note of $2.3 million payable in 23 quarterly instalments commencing September 30, 2003 and the application of a deposit of $100,000 made by USITC in 1999 towards the agreed-upon purchase price of $2.8 million.

All gains arising from this transaction are classified as a component of discontinued operations. Additionally, royalty and license income earned prior to the transaction date have been reclassified to discontinued operations.

During fiscal 2003, USITC paid the Company $113,000 of interest related to the above mentioned notes payable. As of 31 December 2003, USITC is delinquent on scheduled principal and interest payments totalling approximately $398,000. The Company is currently working with USITC to bring the note current and assure timely performance in the future.

25 Commitments

(a) Operating leases

As of 31 December 2003, the Group and Company had annual commitments under non-cancellable operating leases as set out below:

	Land and buildings		Land and buildings	
	Group 2003 $'000	Group 2002 $'000	Company 2003 $'000	Company 2002 $'000
Operating leases which expire:				
Within one year	—	—	—	—
In two to five years	362	362	—	—
Over five years	—	—	—	—
	362	362	—	—

(b) Research

Under existing agreements, the Company is at present committed to provide funding to research programs, stability and clinical trials of approximately $100,000 annually through September 2004.

Notes forming part of the financial statements for the year ended 31 December 2003 (Continued)

26 Contingent liabilities

On 11 April 2003, The Company filed a lawsuit against OMP, Inc. in the Los Angeles County Superior Court for common law misappropriation, breach of confidence, breach of contract, breach of implied covenant of good faith and fair dealing, intentional and negligent interference with prospective economic advantage, statutory and common law unfair competition, and unjust enrichment. The Company sought damages in an amount to be proven at trial as well as restitution, injunctive relief and specific performance. On 28 October 2003, OMP filed a lawsuit against Senetek in the United States District Court for the Northern District of California for violation of the Sherman Act and unfair competition as a result of Senetek's alleged abuse of patents. On 25 March 2004, the Company announced that it settled a litigation that was pending between Senetek and OMP. Under the terms of the settlement, in exchange for Senetek granting OMP the ongoing non-exclusive right to market and sell its Obagi-K products containing Kinetin in Japan limited to its existing channel of trade, until the last of Senetek's patents has expired, Senetek will receive an up front payment of $1.5 million and an additional $500,000 based on future sales in Japan of skin care products containing Kinetin under the Obagi name. Payment of the $1.5 million was received in early April 2004 with the balance expected to be paid quarterly over the next 12 to 18 months. Under the settlement, Senetek retains rights to license others to distribute Kinetin products in Japan

On 2 June 2003, the Company commenced a lawsuit in the High Court of Justice, Chancery Division, in London, England against Eagle-Picher Technologies, LLC and Eagle-Picher Industries Inc., both Ohio corporations. The complaint alleges that the Defendants failed to perform under an April 1998 agreement under which they agreed to manufacture and supply phentalomine mesylate meeting required pharmacopoeial specifications for use as an active ingredient in the Company's proprietary Invicorp® erectile dysfunction drug.

The Company's complaint seeks repayment of the $692,000 purchase price paid in advance, and of $294,000 paid for validation studies, as well as other amounts to be proven at trial for validation studies and regulatory filings required when the Company was forced to transfer manufacturing of phentalomine mesylate to an alternative supplier. The defendants have responded, denying certain of our allegations, The Company has replied, and the parties are exchanging documents and witness statements as a prerequisite to a trial to be scheduled for mid 2004.

As previously disclosed, in the course of responding to a document request in April 2003 as part of an unrelated Securities and Exchange Commission investigation focused on a firm not affiliated with the Company, the Company became aware of certain documents suggesting that during 2002 Company executives might have supplied non-public financial information to two securities analysts in an effort to correct draft research reports that contained information the executives considered overly-optimistic. The Board of Directors appointed an independent Committee of non-management Directors which engaged outside securities counsel to conduct a full internal investigation and in June 2003 voluntarily reported the results to the Commission's office conducting the unrelated investigation. In late March, the Commission staff sent to the Company's legal counsel a letter advising that the staff is considering recommending commencement of a proceeding alleging violations of Section 13(a) of the Securities Exchange Act of 1934 and Commission Regulation FD, and inviting the submission of a response. Senetek is engaged in discussions with the Commission staff regarding settlement of the matter. Senetek does not anticipate any amounts paid in connection with this matter will have a material impact on the future results of operations or financial condition of the Company.

Directors and Advisors

Board of Directors	F J Massino (U.S.A.) (Chairman and Chief Executive Officer)
	A Tobler (Switzerland)
	G Fellows (U.S.A.)
	Dr U Thieme (Germany)
	Dr. F Pass (U.S.A.)
	A Williams (U.S.A.)
	K McCarthy (U.S.A.)
Secretary and registered office	S W Slade, 3 Howard Road, Eaton Socon, St. Neots, Cambridgeshire, PE19 3ET
American Depository Receipts	The Bank of New York, 101 Barclay Street, New York 10286, New York.
Company number	1759068
Auditors	BDO Stoy Hayward, 8 Baker Street, London, W1U 3LL.
Lawyers	Coudert Brothers, 1114 Avenues of the Americas New York, USA
	Latham & Watkins, 505 Montgomery Street, Suite 1900, San Francisco, USA
Investor Relations	www.senetekplc.com 707-226-3900 extension 102 email: pknopick@eandecommunications.com

Form 10-K

Copies of Form 10-K filed with the Securities and Exchange Commission for the year ended 31st December 2003 are available to shareholders upon request to the Company Secretary at the Registered Office of the Company or to the Chairman at Senetek PLC, 620 Airpark Road, Building F, Napa, California, 94558, U.S.A.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**

For The Fiscal Year Ended December 31, 2003.

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**

For the transition period from _____ to _____.

Commission File No. 0-14691

SENETEK PLC

(Exact Name of registrant as specified in its charter)

England	**77-0039728**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
620 Airpark Road Napa, California, U.S.A.	**94558**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (707) 226-3900

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

AMERICAN DEPOSITARY SHARES
(each American Depositary share represents
1 Ordinary share, pound sterling 0.05 par value)
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒.

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant, computed by reference to the price at which the common stock was last sold, or the average bid and asked price of such common stock, as of June 30, 2003, the last business day of the registrant's most recently completed second quarter, is $32,478,684.

As of March 26, 2004, the Registrant had 59,052,153 Ordinary shares outstanding, including 58,682,402 represented by American Depositary shares.

INDEX

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements herein which are not of historical fact may constitute such forward-looking statements. In particular, words such as "may", "could", "would", "should", "can", "might", "expect", "estimate", "project", "anticipate" and the like identify the statement to which they refer as forward-looking. Forward-looking statements by their nature involve substantial uncertainty, and actual results may differ materially from those expressed in such statements. Important factors identified by the Company that it believes could result in such material differences are described in this Annual Report in the sections titled "Competition", "Government Regulation" and "Intellectual Property" on pages 10 through 14 of this Annual Report, "Risk Factors", on page 15 through 18 of this Annual Report, and "Management's Discussion and Analysis of Results of Operations and Financial Condition", on pages 29 through 39. However, the Company can give no assurance that it has identified all of the important factors that may result in material differences between actual results and its forward-looking statements, and the Company assumes no obligation to correct or update any forward-looking statements which may prove to be inaccurate, whether as a result of new information, future events or otherwise, except as may be required in connection with future reports of the Company pursuant to the Securities Exchange Act of 1934, as amended.

PART I

ITEM 1—BUSINESS

Overview

Senetek PLC, together with its subsidiaries (the "Company" which may be referred to as "Senetek", "we", "us", or "our"), is a public limited company organized under the laws of England in 1983 (registration number 1759068). Senetek has three wholly-owned subsidiaries, Senetek Drug Delivery Technologies Inc. ("SSDT") and Senetek Asia (HK) Limited, corporations formed by Senetek under the laws of Delaware and Hong Kong, respectively, and Carme Cosmeceutical Sciences Inc. ("CCSI"), a Delaware corporation acquired by Senetek in 1995.

You should read the "Risk Factors" section beginning on page 15 of this document to ensure you understand the risks associated with the Company. For detailed financial information, please consult the Company's financial statements included in this annual report.

Our corporate website is located at www.senetekplc.com. Our annual reports on Form 10-K for the 2002, 2001 and 2000 fiscal years, in addition to our interim financial reports on Form 10-Q for fiscal 2003, are available on our website as soon as practicable after they are filed with the SEC. Our other SEC filings may be obtained from us in electronic or paper format free of charge by writing us at ir@senetek.net or at Investor Relations, 620 Airpark Road, Napa, California, 94558.

Senetek is a life sciences-driven enterprise engaged in developing and marketing proprietary products that fulfill important unmet consumer needs related to aging. Our business is comprised of two business segments: dermatological/skincare compounds principally addressing photoaging and other skincare needs (the "Skincare Segment"); and biopharmaceuticals, currently principally those addressing sexual dysfunction and drug delivery of liquid injectable products (automatic injectors) ("Pharmaceutical Segment").

The Company recently completed an in-depth review of Senetek's business model and strategic direction aimed at broadening the Company's base of proprietary skincare and dermatological technology, more systematically pursuing new high potential Kinetin licensing opportunities, maximizing the return on the Company's pharmaceutical assets, and reducing non-revenue-generating operating expenses. As part of this program the Company announced it will:

- Complete by mid 2004 the building out and equipping of Senetek's dedicated laboratory space at the Science Park adjacent to Aarhus University in Denmark as a foundation for the identification and evaluation of new cytokinins and other anti-aging compounds. Capitalize on Senetek's R&D collaborations with the Institute of Experimental Botany in Prague and with Beiersdorf AG in Hamburg with the goal of bringing new products to market quickly;

- Aggressively pursue negotiations for the licensing of the Company's patented Reliaject® autoinjector technology for self-administration of epinephrine and other parenteral drugs and the sale of the Company's proprietary manufacturing equipment;
- Redouble efforts to select partners with the ability to assume responsibility for regulatory approvals for the Company's patented Invicorp® erectile dysfunction drug and for establishing a strong distribution network to carry it to its market potential.

Dermatological and Skincare

Skincare Technology

We have developed and patented multiple cytokinins, including Kinetin and Zeatin, plant growth factors that are naturally occurring.

Kinetin (N6-furfuryladenine) has been found to retard aging of plants and, in research done on human skin fibroblasts, Kinetin delayed the signs of cell aging, multi-nucleation and loss of organizational structure, as well as other biochemical and morphologic changes associated with aging. Kinetin also has been shown to be a powerful antioxidant, acting as a free radical scavenger. In clinical studies over the past two years at the University of California, Irvine, Kinetin showed good-to-excellent response rates in partially reversing the clinical signs of photodamage, including the appearance of fine lines and wrinkles, and in contrast to other anti-aging products such as retinoids and alpha-hydroxy acids, Kinetin did not produce any clinical signs or symptoms of skin irritation, did not result in skin sensitivity to the sun, and did not break down the skin's natural barrier function causing moisture loss; in fact, it improved the moisture barrier, helping retain moisture.

Zeatin, currently under development, is an analogue of Kinetin. A study recently completed at the University of Aarhus, Denmark, evaluated the effects of two concentrations of Zeatin on cultured human skin fibroplasts over their approximately 300 day lifespan in lab culture. Uniformly positive results were obtained. The new results were consistent with earlier studies of Zeatin and Senetek's lead anti-aging compound Kinetin which suggested that at higher concentrations Zeatin was more effective than Kinetin in certain measures of bioactivity. Based on these results, Senetek will be undertaking a full program of pre-clinical testing which we expect to begin later in fiscal 2004.

We are continually evaluating other applications for Kinetin and its analogues in collaboration with our research partners.

On January 23, 2003, we acquired additional patent rights for systemic applications of cytokinins including injection therapy along with expanded claims for inflammatory diseases.

Our strategy is to build a global distribution system across all channels of distribution for our core skincare technology.

In June 1998, we granted Osmotics Corporation ("Osmotics") an exclusive license to market Kinetin-based products to the worldwide prestige market, comprised of department stores and perfumeries, in exchange for specified royalties. The license required Osmotics to source licensed products exclusively from Senetek or its designated contract manufacturer. In February 1999 Osmotics launched a line of Kinetin-based products, but on January 20, 2000, we notified Osmotics that the license was terminated due to material breach of its terms by Osmotics, including sales outside of the prestige channel of distribution and non-payment of royalties. In May 2001, the parties entered into a settlement of all disputes providing, among other things, for payment by Osmotics of back royalties and the grant by Senetek of a non-exclusive license for the remaining terms of the underlying patents to manufacture and market specified Kinetin-based products to the prestige class of trade worldwide in exchange for specified royalties.

In October 1998, we granted Valeant Pharmaceuticals International ("Valeant,"), formerly called ICN Pharmaceuticals, Inc., a worldwide license to market Kinetin in the ethical skincare market. The Valeant license agreement provided for royalties on Valeant's net sales of licensed products within its class of trade and a supply agreement requiring Valeant to source its products from Senetek with prescribed minimums. In March 1999, Valeant launched Kinerase in the United States and Canada, followed by launches in various Latin American and Far East markets. In August 2003, Valeant signed an amendment to its license agreement to expand its exclusivity in the ethical channel from North America to Europe and Australia. The expanded license transfers manufacturing to Valeant, adds five new products to the Kinerase® line, including new serum and cream formulations with highly stabilized Vitamin C, a Kinerase® sunscreen formulation and new cream and lotion formulations, and adds non-exclusive rights in the prestige, spa/salon and travel retail channels of trade as well as direct-to-consumer media including television, print and Internet.

In November 1999, we entered into a license and supply agreement with Obagi Medical Products, Inc. ("Obagi") for the exclusive marketing and distribution of specified Kinetin-based products in the mass market channel of distribution in China, Hong Kong, Japan, Malaysia, Singapore, South Korea, the Philippines and other designated Asian countries and in the multi-level marketing channel of distribution in Taiwan, in exchange for a licensing fee, paid in installments in 1999 and 2000, and specified royalties on Obagi's net sales of licensed products. In March 2000, Obagi entered into a joint venture with Rohto Pharmaceuticals Co., Ltd. ("Rohto"), apublicly traded company based in Osaka, Japan, providing for the latter to market Kinetin-based products in Japan, and Obagi subsequently launched Kinetin-based products in Taiwan and South Korea. On April 12, 2001, OMP Inc. ("OMP"), the successor to Obagi, filed suit against Senetek alleging breach of the license, and on July 23, 2001 Senetek filed suit against OMP alleging breach and patent infringement. The litigation was settled in January 2002 for a $375,000 lump sum settlement payment to Senetek for past royalties. The parties agreed to terminate the original license and to use best efforts to negotiate a new license agreement, to which Rohto would also be a party, and OMP agreed to pay Senetek a specified royalty for sales of products during the negotiating period (which totaled $248,000). The parties failed to reach agreement on this and Senetek ceased all contractual relationships with OMP and Rohto on May 31, 2002. All countries, except Japan, included in the territory granted to Obagi by the original license agreement were surrendered in the January 2002 settlement and, pursuant to the terms of the Company's previously signed license agreement with Revlon Consumer Products Corporation ("Revlon") described below, became part of the territory granted to Revlon. In April 2003, Senetek commenced a lawsuit against OMP alleging breach of the January 2002 settlement agreement. This lawsuit and related litigation were settled in March 2004 under terms granting OMP and Rohto a non-exclusive right to continue selling certain Kinetin products in their existing class of trade in Japan. See Item 3, Legal Proceedings.

In May 2000, we entered into a license and supply agreement with Buth-Na-Bodhaige, Inc., doing business as The Body Shop. Under the terms of the license agreement, as amended in November 2000, The Body Shop was granted the right to sell Kinetin-based products supplied by Senetek in The Body Shop retail stores in North America, in The Body Shop's catalogue and on The Body Shop's Internet website, in exchange for a specified royalty based on the suggested retail prices of products sold by The Body Shop to consumers, and Senetek agreed not to enter into Kinetin licenses with specified other retailers. The Body Shop launched its initial line of licensed products in April 2001. On November 4, 2002, we signed an expansion of the license agreement with The Body Shop under which The Body Shop is launching its Kinetin line of exclusively formulated skin care products in its retail stores, kiosks, catalogs and websites throughout Europe and Asia.

On June 8, 2000, we entered into a license agreement with Revlon for the remaining term of the principal covered patents, in consideration of a license fee, paid at signing, of $3 million and royalties based on Revlon's net sales of licensed products. In connection with this agreement we granted Revlon warrants to purchase one million Ordinary shares in Senetek at a price of $6 per share. Under the agreement as amended in February 2001, and giving effect to Revlon's assumption of territories surrendered by OMP under its license as described above, Revlon was granted exclusive rights throughout the world, excluding Japan, to sell specified Kinetin-based products in the mass market class of trade, subject to Revlon's royalty payments and advertising expenditures meeting certain minimums. The agreement also grants Revlon non-exclusive rights to sell such products in perfumeries and department stores in Europe, South and Central America, Mexico, Puerto Rico, South Africa, Australia, New Zealand, Israel, China, Hong Kong, Taiwan and certain additional Asian markets other than Japan, subject to Revlon's royalty payments meeting certain additional minimums. Revlon launched the Almay Kinetin Skincare Advanced Anti-Aging Series of products in the United States in mid-2001, followed by launches in other territories including the United Kingdom, Canada, New Zealand, and South Africa.

In December 2000, we entered into a license and supply agreement with Med-Beauty AG ("Med-Beauty"), a Swiss company based in Zurich, in consideration of a product license fee. Under the agreement as amended in September 2001, Med-Beauty is granted an exclusive right to sell specified Kinetin-based products to estheticians and beauty salons in Switzerland and a non-exclusive right to sell such products in those classes of trade in Germany and Russia, all subject to achieving certain minimum purchase levels of bulk product. Med-Beauty's initial launch of covered products was made in May 2001. Currently Med Beauty is in the process of expanding the number of kinetin based products offered.

In November 2001, we entered into an arrangement to collaborate with Allure Cosmetics ("Allure"), a California-based skincare manufacturing and marketing company, under which the parties undertook to develop new Kinetin-based products to be manufactured by Allure and marketed by the Company directly or through licensees. The parties agreed to jointly market Kinetin-based products to Allure's existing customer base; and the Company granted Allure a non-exclusive license to manufacture and market specified Kinetin-based products to health food stores, estheticians, beauty salons, spas and by direct mail, in exchange for specified royalties.

On April 16, 2002 we executed a license agreement with C. J. Enprani Co., Ltd. ("Enprani") of Seoul, Republic of Korea, to market and distribute Kinetin based products in South Korea in the Cosmetics Specialty Stores channel of distribution under the Enprani brand. Enprani is also developing and clinically testing a new and unique combination skincare line containing our patented Kinetin ingredient. Enprani has gained functional care approval for Kinetin from the Korean Food and Drug Administration ("KFDA"). The licensing arrangement includes an upfront royalty payment and agreed annual minimum sales of licensed product. Enprani is a well-established and highly regarded cosmetic company in Korea. It is an affiliate of Samsung, one of the largest business conglomerates in Korea with total assets exceeding (US) $2 billion and consolidated sales of (US) $4.5 billion.

On October 22, 2002 we signed an agreement with Vivier Pharma Inc. ("Vivier"), of Montreal, Canada, granting Vivier the right to manufacture and sell to dermatologists, pharmacies and other ethical channels in Canada and the United States dermatological products containing our patented Kinetin skin care ingredient in combination with Vivier's proprietary formulation of highly stable Vitamin C serum (L-Ascorbic Acid). Vivier launched in the fourth quarter of 2003. In addition to this, Vivier has granted us the right to sell, and license third parties to sell, the Kinetin—Vitamin C combination products as well as Vivier's line of Vitamin C serums in certain global markets. The Agreement calls for the parties to collaborate on future developmental projects and clinical evaluations.

On November 12, 2002 we signed a worldwide non-exclusive Kinetin licensing agreement with Shaklee Corporation, a wholly-owned subsidiary of Yamanouchi Pharmaceutical Co., Ltd, Japan's third largest pharmaceutical company. The agreement was terminated in 2003 but on April 15, 2003 we entered into a license agreement with Shaklee for the sales by Senetek and our licensees of products combining Kinetin and Shaklee's proprietary formulation of highly stable Vitamin C cream.

On March 12, 2003 we signed a non-exclusive license agreement with Panion & BF Biotech Inc., a major manufacturer and marketer of pharmaceuticals and cosmeceuticals based in the Republic of China on Taiwan. Under the agreement, Panion will launch a line of Kinetin-based skin care products in the ethical (physician) channel of distribution in Taiwan, Hong Kong and subject to agreement on royalty levels, The Peoples Republic of China. The launch of its initial product collection occurred in the fourth quarter of 2003. In February 2004 we expanded the license agreement to include the ethical channel in Republic of Korea and the ASEAN member countries, including the key markets of Indonesia, Malaysia, The Philippines, Singapore and Thailand, and to broaden its authorized trading channels to include prestige department and specialty stores and salons and spas except in Korea. Further products featuring Kinetin in combination with effective synergistic ingredients are scheduled to be submitted to the Taiwan Department of Health for registration as functional skin care products during 2004.

In April 2003 we signed a license agreement with Lavipharm S.A. of Athens, Greece, a major manufacturer and marketer of pharmaceutical, cosmetic and consumer health products with an extensive R&D activity, for Lavipharm to launch a line of Kinetin-based skin care products in the ethical and pharmacy market under its well-known brand name "Castalia" in Greece, Cyprus and, subject to agreement on royalty levels, a number of Near East, Asian and Latin American markets. The launch in Greece and Cyprus occurred in the fourth quarter of 2003. In addition, the two companies will work together to develop additional proprietary Kinetin-based products using Lavipharm's proprietary technologies.

In September 2003, the Company launched its proprietary product line, Kinetin Plus™ Age Defiant®. The Kinetin Plus product line consists of eight products: Chest & Neck Treatment Lotion, Eye Area Eraser Plus Vitamin C & E Booster, Gentle Foaming Cleanser, Intense Serum Plus 10% Vitamin C Booster, Night Renewal Cream, Refresh Finishing Toner, Smoothing Lip Balm SPF 20, and Sun Protection Lotion SPF 15 (the latter two bearing the Skin Cancer Foundation Seal). As part of this product launch, the Company established its own website (**www.kinetinplus.com** and **www.kinetin.com**.) where the products can be purchased. Also related to the product launch, the Company created a program length infomercial for Kinetin Plus™ and undertook some limited media placements of its infomercial. As a result of lower than anticipated response rates to the infomercial, the Company terminated the media tests in the fourth quarter of 2003. After evaluating the infomercial and analyzing media costs, the Company has concluded that it is unlikely it will undertake any significant expenditure related to the infomercial in 2004. The Company is currently evaluating alternative approaches for marketing its proprietary Kinetin Plus product line and formulations.

In October 2003 we entered into a non-exclusive license agreement for Age Advantage to formulate its unique "Age Eraser" cream with Kinetin and market it in the United States to spas, beauty salons, department stores, high-end perfumeries and natural and health product retailers. Headquartered in Atlanta, Georgia, Age Advantage Laboratories offers natural anti-aging and skin repair products.

We plan to continue focusing on building a high-margin, royalty-based revenue stream by actively developing additional licensing opportunities for those territories and categories of trade for which we have not granted exclusive licenses under the agreements described above. These include the prestige market, the ethical market (dermatologists' and cosmetic surgeons' patients outside of North America, Europe and Australia), the multi-level market, direct response market, salon-esthetician market, infomercials and the natural products market throughout the world.

A key element of the Company's strategic Business Plan is to add to our portfolio of cytokinin compounds and other ingredients with strong antisenescent properties by working through our research facility in Aarhus, Denmark with institutions conducting basic research on naturally-occurring compounds, such as the Institute of Experimental Botany of the Czech Academy of Sciences, and with commercial partners such as Beiersdorf, AG and current and future licensees, under the direction of our Chief Scientist, Dr. Brian Clark, in association with Dr. Suresh Rattan, the co-discoverers of Kinetin's antisenescent and other dermatological bioactivity, both of the University of Aarhus in Denmark. See "Research and Development".

Other Products

The Company previously developed or acquired a number of skincare products designed to meet specific niche segments of the market, including Mill Creek, Sleepy Hollow Botanicals and Biotene H-24, as well as two specialty mass market lines, Silver Fox, a product for gray hair, and Allercreme, a hypoallergenic range of skincare and cosmetic products for women with sensitive skin, developed in conjunction with dermatologists. In 1999 the Company determined that these product lines were non-core and entered into a license agreement with

United States International Trading Corporation ("USITC") under which USITC purchased the Company's inventories of Mill Creek and Silver Fox finished goods and componentry and paid a licensing fee for the exclusive right to manufacture and market these lines in exchange for royalties subject to specified annual minimums. USITC was granted an option to purchase the rights to these lines for $2.8 million. Subsequently, an existing distribution agreement with Quimlam, Inc. covering the Allercreme product line was terminated and these distribution rights were granted to USITC on a non-exclusive basis up to December 31, 2001. Currently, we are planning to divest and sell off the Allercreme line and have discontinued the manufacture of these products.

On September 27, 2002 we signed an agreement with USITC conveying to it the rights to the Mill Creek personal care line, the Silver Fox hair care line and other brands. made under a purchase option in the license agreement described above. The purchase price was $2.8 million, $100,000 having been previously paid, of which $400,000 was paid in cash at closing, and the balance of $2.3 million was represented by a secured promissory note providing for twenty-three consecutive quarterly payments of $100,000 each beginning in September 2003. Interest is payable on the outstanding principal balance at an annual rate of 10%. During fiscal 2003, USITC paid the Company $113,000 which was allocated to interest due under the note. As of December 31, 2003, USITC was delinquent on scheduled principal and interest payments totaling approximately $398,000. The Company is currently working with USITC to bring the note current and assure timely performance in the future.

Biopharmaceuticals and Drug Delivery Technology

Sexual Dysfunction

We have developed, patented and, are in the process of securing European marketing approvals for Invicorp, an intracavernous injection therapy for the treatment of erectile dysfunction ("ED"). Invicorp is a combination therapy comprised of phentolamine mesylate ("PMS") and vasoactive intestinal peptide ("VIP"), a 28-amino-acid peptide found naturally in the human male and female urogenital tracts and central and peripheral nervous systems that cause erection by binding to smooth-muscle receptors in the corpus cavernosum, inducing smooth-muscle relaxation and increased blood flow.

The commercial potential of products for the treatment of ED is significant and growing. A study released in 2002 by Decision Resources, Inc. (the "2002 Study") estimates that in 2001 some 70 million men in the seven major pharmaceutical markets covered by the study (the United States, France, Germany, Italy, Spain, the United Kingdom and Japan) suffered from some degree of ED. The incidence of ED increases with age, and therefore is expected to grow as the median age of the world's population increases. ED is also associated with a number of common conditions including arteriosclerosis, diabetes, hypertension and the use of such medications as beta blockers and tricyclic antidepressants. According to the 2002 Study, seven-market sales of drugs and devices to treat ED totaled $1.3 billion in 2001 and are expected to grow at an annual rate of 10%, reaching $3.6 billion in 2011.

According to the 2002 Study, oral medications (principally Pfizer, Inc.'s sildenafil product Viagra) represented in excess of 92% of total 2001 sales of ED products in the studied markets. However, these oral therapies are ineffective, medically contraindicated or otherwise unsuitable for significant numbers of ED sufferers, who opt for "second line" injection therapies or penile implants, or who may forego therapy altogether. The 2002 Study indicated that physicians are increasingly likely to prescribe combination therapies to treat ED due to the fact that emerging localized drugs with improved methods of delivery will drive a trend towards combinations of oral and localized therapy in an effort to boost the overall efficacy of ED treatment.

Specifically, the 2002 Study found that men whose ED is classified as moderate or severe (those most likely to seek treatment) show a markedly lower response rate to sildenafil and other oral therapies than do those with mild ED; that certain patient groups (including diabetics, who have a high incidence of ED) experience particularly low response rates to sildenafil; that sildenafil is contraindicated for patients who take any form of nitrates (a group that represents 5-10% of men with ED); and that men who take both sildenafil and drugs such as erythromycin or cholesterol-lowering agents, which are metabolized by the same isoenzymes as sildenafil, are at risk for developing higher than desirable serum levels of sildenafil. In addition, Pfizer, Inc. has advised that sildenafil should not be taken by men who have suffered a recent stroke or myocardial infarction or men with hypotension or certain retinal disorders. Also, the 2002 Study found that some men for whom sildenafil is effective nevertheless decline to use it because of its relatively slow onset of activity.

Clinical trials of Invicorp suggest that it could become the selected therapy for all of these patient types. Invicorp has been found to have a favorable side-effect and drug-interaction profile, permitting it to be prescribed for men with the various contraindications referred to above. In clinical trials, Invicorp has been shown to be highly safe and effective in patients of all etiologies, as well as patients who have failed previous therapy. In trials, participants have also reported lower incidences of penile pain and fibrosis than with other ED injection therapies. The 2002 Study concluded Invicorp has a novel micro-injection system that significantly reduces the pain associated with local invasive ED therapies.

As the 2002 Study found, we believe that mode of administration is an important factor affecting patient acceptance of injection therapy. We have developed Reliaject, a highly advanced, disposable autoinjector that renders the administration process uncomplicated and pain-free. We believe Invicorp and Reliaject to be the right drug in the right delivery system that will ideally address the needs of a significant segment of the ED market including ED sufferers for whom currently available therapies are ineffective or contraindicated. See "Government Regulation".

On November 12, 2002 we signed a marketing and distribution agreement for Invicorp in New Zealand with Douglas Pharmaceuticals ("Douglas"). This is our first licensing agreement for Invicorp and Douglas is to assume full marketing responsibility for Invicorp in New Zealand in exchange for specified payments. Douglas will also receive rights of first offer for future Senetek products in development, not limited to sexual dysfunction. In addition, Douglas will provide assistance for regulatory filings in Australia as well as marketing support for launching in other countries. The New Zealand launch of Invicorp is scheduled for early April of 2004.

Although the Company is optimistic about the long term potential of Invicorp, the Company has determined it does not have the financial or technical resources to complete the necessary regulatory filing in Europe. Accordingly, the Company is seeking an appropriate partner that has the requisite financial and technical resources to first progress with the Mutual Recognition Procedure ("MRP") in Europe and secondly prepare for discussions with the U.S. FDA, regarding the number and scope of Invicorp pre-clinical and clinical trials in the U.S.

We have engaged a regulatory consultant, Quintiles, to assist the Company with filing the necessary variations, including for the change of manufacturing site and supplier of active ingredients with the Danish Medicines Agency, which is the Company's reference country for its MRP process.While the Company has received pre-market approval for Invicorp in New Zealand and Denmark, and for one formulation in the United Kingdom and is optimistic about the long term potential of Invicorp, the Company has determined it does not have the financial or technical resources to complete the necessary regulatory process in Europe or to undertake the regulatory process for the United States, which the Company believes represents some 70% of the potential world market for ED treatments. Accordingly, the Company is seeking an appropriate partner that has the requisite financial and technical resources to first progress with the Mutual Recognition Procedure ("MRP") in Europe and secondly prepare for discussions with the U.S. FDA, regarding the number and scope of Invicorp pre-clinical studies and clinical trials in the U.S.

Drug Delivery Technology

Reliaject is Senetek's modular, disposable, automatic, self-injection system. While originally developed for self-administration of Invicorp, its modular design accommodates multiple therapeutic applications. Reliaject is equipped with an ultra fine gauge needle, manufactured by a laser process for pain-free use and utilizes a dental cartridge to contain the drug to be injected. The needle is visibly undetectable by the patient during administration of the drug and appropriate needle depth is automatically reached before drug flow occurs, thereby reducing reliance upon the patient's technique for accuracy and safe delivery. In addition to Invicorp,

Reliaject has potential use with other therapies including anaphylactic shock, migraine treatment, infertility regimens, human growth hormones and analgesics. The equipment is highly specialized and involves a significant commitment of funds, manufacturing space and technical and regulatory expertise. The Company is currently seeking a transaction whereby a commercial partner would assume primary responsibility for regulatory approvals and for marketing Reliaject. As discussed in more detail in Note 5 to the audited financial statements, the Company recorded an impairment charge of $2,451,000 in 2003 related to this asset.

Diagnostic Monoclonal Antibodies

In 1995, we entered into a license agreement with the Research Foundation for Mental Hygiene ("RFMH"), an agency operated by the State of New York, under which the Company was granted exclusive rights to certain of the RFMH's cell lines capable of producing monoclonal antibodies for research on various diseases including Alzheimer's Disease. The license expires 10 years from inception as to the cell lines originally covered and, as to cell lines subsequently added to the license (most recently) in 1999, 10 years from their inclusion. The three cell lines currently licensed expire in 2004, 2005 and 2009. Until mid 2000 the Company marketed these cell lines to major pharmaceutical companies including Glaxo, Pfizer, Wyeth Ayest, Amgen, Pharmacia Upjohn, Eli Lilly and Genentech. In August 2000, we determined that the marketing of diagnostic monoclonial antibodies was not a core business and entered into an agreement for the remaining term of the RFMH license with Signet Laboratories, Inc., a leading medical diagnostic and research company, under which Signet now markets these cell lines and develops new antibodies and assays based on the cell lines covered by the RFMH license. We receive royalties on Signet's sales, subject to certain minimum royalty guarantees, and remit a portion to the RFMH in accordance with the terms of its license. During 2004, the Company will be working with RFMH to extend its license agreement on those cell lines that expire in 2004.

Research and Development

We sponsor research in the life sciences and biotechnology fields involving the treatment of conditions related to aging, particularly our core field of interest in dermatologicals and skin treatment. Our strategy has been to apply our available research and development resources to funding research agreements with third-party consultants, clinicians and research scientists having particular expertise in our areas of interest with a direct focus on getting our products into the market. Under these agreements, we are granted exclusive rights to patents for the manufacture and marketing of products arising from this research, with the researchers in certain cases being entitled to royalties or other payments in connection with commercialization of resulting products.

Typically, our research agreements oblige us to fund or co-fund agreed research in amounts determined between the parties. The researchers are responsible for filing progress reports and working with consultants appointed by us on matters such as product formulation, stability, clinical trials and regulatory compliance.

In furtherance of this strategy, in October 2001, we established a research professorship at the University of Aarhus, Denmark, at the University's Center for Molecular Gerontology. Previous research programs with the University resulted in us acquiring the patent rights to Kinetin and Zeatin for certain applications. Under the terms of the grant, which will be administered by the University's Natural Science Faculty, we will have a right of first refusal on discoveries resulting from the sponsored research.

On January 29, 2003, Dr. Brian Clark, one of the founders of Senetek PLC and co-discoverer and patentee of the therapeutic properties of Kinetin and various of its analogues, agreed to lead our Research and Development program as Chief Scientist. Dr. Clark is based at the University of Aarhus, Denmark at its Center for Molecular Gerontology. Dr. Clark will be working, in association with Dr. Suresh Rattan, the other co-discoverer of Kinetin's therapeutic properties, on our future research and development infrastructure and will assess the scientific feasibility of new technology acquisition candidates.

In June 2003 the Company entered into a research collaboration agreement with Beiersdorf AG for it to undertake and fund laboratory and in vivo evaluations of selected compounds for potential licensing in the mass market worldwide. Beiersdorf's Nivea® is the world's largest selling skin care brand. Senetek will own and have the right to practice and license all compounds resulting from this collaboration outside of the markets and fields of use that may be licensed to Beiersdorf.

In June 2003 the Company also signed a cooperative research agreement with the Institute of Experimental Botany in Prague, Czech Republic. The Institute was created in 1962 from the Department of Plant Physiology and the Department of Phytopathology of the Institute of Biology of the Czechoslovak Academy of Sciences. In 1990, it was divided into two independent units, one of which became The Institute of Experimental Botany (IEB) in Prague and Olomouc. The principal fields of scientific work in the Institute consist of plant genetics, physiology and biotechnology. In genetic research, the Institute carries out work on induced mutagenesis and DNA repair, induction of genetic variability in tissue and cell cultures in vitro, and the molecular genetics of pollen. Physiological subjects include adaptation and acclimation mechanisms of photosynthesis, hormonal and ecological control of plant growth and development, the mechanisms of action of growth regulators, physiology of plant viruses and plant pathophysiology. The agreement gives Senetek exclusive access to all chemical and botanical based compounds and the related scientific data developed by the Institute for all applications worldwide. Senetek has the option to enter into exclusive licenses for these applications worldwide.

Our research and development expenditures amounted to $1,560,000, $1,332,000 and $344,000 for 2003, 2002 and 2001, respectively. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations". Under the terms of our skincare license agreements, various licensees are responsible for developing new products and applications, and gaining product approvals based upon the technologies and patents covered by the licenses.

We expect research and development spending for our skincare segment to continue to increase as we develop our pipeline of proprietary technology and move forward with establishing more advanced research capabilities, including the build out of our leased space in Denmark, through our partnership with Aarhus University in Denmark with the intention of identifying and evaluating new cytokinins, and accelerating development of Zeatin in 2004. The Company expects, however, a portion of these expenses to continue to be absorbed by its existing and future commercial partners.

Research and Development expenditures associated with our sexual dysfunction products are expected to significantly decline in fiscal 2004 as the Company has determined it does not have the financial or technical resources to complete the necessary regulatory filing in Europe. Accordingly, the Company is seeking an appropriate partner that has the requisite financial and technical resources to first progress with the Mutual Recognition Procedure ("MRP") in Europe and secondly prepare for discussions with the U.S. FDA, regarding the number and scope of Invicorp clinical trials in the U.S. In this connection, we are working with Quintiles, a leading provider of information, technology and services to the pharmaceuticals industry, to support our efforts to contract with a partner with the goal of bringing Invicorp to market in Europe and in the US as efficiently as possible. The future success of Invicorp in Europe and the United States will be dependent on finding the appropriate corporate partner.

Marketing and Manufacturing

Marketing

Consistent with our strategy of building a high-margin revenue stream, virtually all of our current Kinetin revenues are derived from license agreements under which our licensees assume responsibility for marketing and maintaining required government approvals within their respective licensed territories. We expect to maintain this business model in the case of emerging products in our Skincare Segment, where achieving acceptable distribution is dependent upon a broad-based sales and distribution network within the particular class of trade. In fiscal 2003 we developed our own proprietary product line, Kinetin Plus. Our initial attempt at selling direct to consumers through a national infomercial did not produce acceptable response rates and we are currently evaluating different ways to market and distribute this proprietary product line and its unique formulations. The Company does not expect to spend significant funds on marketing Kinetin Plus in 2004.

In the case of Invicorp and Reliaject, we have concluded that we are not going to undertake sales and distribution directly but rather are seeking alliances with companies with appropriate sales and distribution infrastructure. Establishing an alliance with a company having an established retailing and distribution network in a particular market will subsidize ongoing marketing approval expense and realize revenues through licensing fees and royalties or other participation in the third party's sales or through shared equity or other joint venture arrangements.

Manufacturing

Certain of our existing licenses for core products in the Skincare Segment grant our licensees the right to manufacture covered products: In the case of those licenses which grant only marketing rights or require the licensee to produce and package product from Senetek-supplied bulk, we contract with third parties for the manufacture and/or filling and labeling of the skincare products covered by such licenses. While we rely on particular suppliers for the raw materials and componentry used in the manufacture of such products we do not anticipate any problems with supply of such materials. We have licensed a third party to manufacture and sell the cell lines licensed to us for production of monoclonal antibodies.

With regard to our ED medication, Invicorp, the active ingredients, VIP and PMS are currently available from suppliers in quantities believed to be adequate for the Company's requirements following marketing approval in Europe. These suppliers have developed synthetic production methods that are included in the product marketing application updates with regulatory authorities in Europe. We believe that, should these suppliers become unavailable or unable to supply in required volumes, alternative sources of approvable supplies are available.

Competition

The bulk of our current revenues are derived from licenses to manufacture and/or market products containing our patented Kinetin ingredient, with smaller amounts being derived from agreements for the manufacture and sale of non-core skincare and consumer products and cell lines for the production of monoclonal antibodies used in research. While our patents and patent licenses currently protect us from competition from sales of products within the specific scope of our patents and license rights, many companies are engaged in the development and marketing of products competitive with our patented and licensed products. Regarding our ED products, all necessary governmental marketing approvals have not yet been obtained. Assuming they are obtained we or our commercial partners will compete with many other companies having established products in the marketplace including Pfizer, Schwarz Pharma, and Vivus, which market Caverject, Edex and MUSE, respectively. We believe Invicorp offers advantages over these therapies including a favorable side effect profile, high level of efficacy in organic ED, natural erection and termination, and shorter time to onset. Pfizer, Inc. with its Viagra product controls the bulk of the oral therapy market, which currently represents in excess of 92% of the worldwide ED market. We consider Invicorp to be complimentary to rather than competitive with the oral therapy market as it addresses the needs of patients for whom the oral therapies are not effective or well-tolerated.

The biopharmaceutical, pharmaceutical and cosmeceutical industries are highly competitive. We compete and will continue to compete with research and development programs at biotechnology, biopharmaceutical, pharmaceutical and cosmeceutical companies, as well as academic institutions, government agencies and public and private organizations throughout the world. Virtually all of our existing or potential competitors have substantially greater financial, technical and human resources and name recognition than do we and are better equipped to research, develop, patent, conduct pre-clinical testing and human clinical trials, manufacture, and market products. These companies have the capability and resources to develop or acquire and market products that compete with our existing and planned products, and the timing of the market introduction of our own and our competitors' products will be important competitive factors affecting our future results.

We cannot predict the extent to which any of the products we are currently developing, including Invicorp and Reliaject, will become commercially viable. Assuming that Invicorp and related delivery vehicles are approved for sale in the additional territories in which approvals are currently being sought, we believe that competition will be based, among other things, on product efficacy, ease of administration, convenience, speed of onset, price and third party reimbursement. Regarding our future viability, our competitive position also depends upon our ability to contract for effective and productive research and attract and retain qualified personnel to develop and effectively exploit the results of such research. We expect competition to intensify in all fields in which we are involved.

Government Regulation

General

The research, pre-clinical development, clinical trials, manufacturing and marketing of the products comprising our Pharmaceuticals Segment are subject to extensive regulation, including pre-marketing approval requirements, of the FDA and equivalent foreign regulatory agencies. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources. Many products ultimately do not reach the market because of toxicity or lack of effectiveness as demonstrated by required testing. Furthermore, regulatory agencies may suspend clinical trials at any time if it is believed that the subjects participating in such trials are being exposed to unacceptable health risks. In addition, there can be no assurance that this regulatory framework will not change or that additional regulations will not arise at any stage during product development that may affect approval, delay an application, or require additional expenditures. Accordingly, we cannot assure that clinical trials related to any products currently in development by us will be completed successfully within any specified time period, if at all, or that pre-marketing approvals based on such trials will be granted.

While the business currently comprising our existing Skincare Segment generally is not subject to pre-marketing approval, various statutes and regulatory restrictions apply to this business in the United States and most other countries. For future compounds the Company will consider taking some through the drug approval process, not necessarily mutually exclusive of the cosmeceutical route.

Product Approval-United States

In the United States, the Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our pharmaceuticals. The steps required before a pharmaceutical product may be marketed in the United States include:

- Preclinical laboratory testing;
- Submission to the FDA of an Investigational New Drug Application which must become effective before human clinical trials may be commenced;
- Adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug;
- Submission of a New Drug Application to the FDA; and
- FDA approval of the New Drug Application prior to any commercial sale or shipment of the drug.

Clinical trials of new pharmaceuticals in humans are designed to establish both the safety and the efficacy of the pharmaceutical in treating a particular disease or condition. These studies are usually conducted in three phases of testing. In Phase I, a small number of volunteers are given the new compound in order to identify toxicities and characterize the compound's behavior in humans. In Phase II, small numbers of patients with the targeted disease are given the compound to test its efficacy in treating the targeted disease and to establish dose levels. Phase III studies are large-scale studies designed to confirm a compound's efficacy for the targeted disease and identify toxicities that might not have been seen in smaller studies. Once adequate data have been obtained in clinical testing to demonstrate that the compound is both safe and effective for the intended use, all available data is submitted to the FDA as part of the New Drug Application.

Senetek's Investigational New Drug application to the FDA was withdrawn and we do not intend to pursue clinical trials and the filing of a New Drug Application with the FDA for Invicorp unless we can locate an acceptable partner with adequate financial and technical resources. Pursuit of any regulatory approval in the United States would likely follow completion of pre-marketing approvals in Europe.

Current FDA regulations govern the manufacture, labeling, advertising and marketing of over the counter drug products covered by the Federal Food, Drug and Cosmetics Act, which are required to obtain pre-market approval if they do not fall within the parameters of FDA-issued "monographs". Currently, such regulations do not apply to non-drugs, such as Kinetin, though the FDA does regulate issues such as labeling and has the power to seize such products found to be adulterated. However, there can be no assurance that the Federal Food, Drug and Cosmetics Act or the regulations there under will not be changed so as to subject non-drug products to increased regulation.

Product Approval—Other Countries

Marketing of pharmaceutical products in other countries requires regulatory approval from the notified bodies in each particular country. The current approval process varies from country to country, and the time to approval may vary from that required for FDA approval, although the review of clinical studies by regulatory agencies in foreign jurisdictions to establish the safety and efficacy of the product generally follows a similar process to that in the United States. Similarly, non-pharmaceutical products generally are not subject to pre-marketing approval requirements in foreign countries although they are regulated in a manner similar to the United States and, in the case of certain countries such as Japan, such products may require reformulation to remove ingredients not considered acceptable by the particular country.

Invicorp was approved for marketing in Denmark in July 1998 and renewed in May 2003. In June 2000 the New Zealand Medicines Assessment Advisory Committee granted a Marketing Authorization Approval for Invicorp in New Zealand. In October 2000, the United Kingdom Medicines Control Agency granted a Marketing Authorization for a special dose of Invicorp in the United Kingdom, where it is currently sold to physicians for prescribing on a "named patient" basis. An application for Marketing Authorization Approvals under the European Mutual Recognition Procedure ("MRP") has been initiated, with Denmark being selected as the Reference Member State.

During the later part of 2003, the Company determined it does not have the financial or technical resources to complete the MRP regulatory filing for Europe. Accordingly, the Company is seeking an appropriate partner that has the requisite financial and technical resources to first progress with the MRP in Europe and secondly prepare for discussions with the U.S. FDA, regarding the number and scope of Invicorp pre-clinical and clinical trials In this connection, we are working with Quintiles, a leading provider of information, technology and services to the pharmaceuticals industry, to support our efforts to contract with a partner with the goal of bringing Invicorp to market in Europe and in the US as efficiently as possible. The future success of Invicorp in Europe and the United States will be dependent on finding the appropriate corporate partner.

Post-Approval

The marketing and manufacture of pharmaceutical products are subject to post-approval regulatory review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in the regulatory agencies requiring further clinical research or imposing restrictions on the product or the manufacturer, including withdrawal of the product from the market. Additionally, any adverse reactions or events involving such products must be reported to these agencies. Previously unidentified adverse events or an increased frequency of adverse events occurring post-approval could result in labeling modifications, additional contraindications and other restrictions that could adversely affect future marketability. Ultimately, marketing approvals may be withdrawn if compliance with regulatory standards is not maintained or if a product is found to present an unacceptable risk. Any such restriction, suspension or revocation of regulatory approvals could have a material adverse effect on us.

Third-Party Reimbursement

We believe that the availability of third-party reimbursement of all or a portion of the cost of Invicorp therapy may affect the overall marketability of Invicorp and its related delivery systems.

In the United States, government-funded and private insurance programs reimburse or pay directly the cost of many medical treatments, prescription drugs and medical devices. The U.S. Health Care Financing Administration ("HCFA") sets reimbursement policy for the Medicare program in the United States, and has established a national coverage policy for the diagnosis and treatment of ED in Medicare beneficiaries. Private insurance coverage for ED treatment, however, varies widely across the United States, and the introduction and popularity of Pfizer's Viagra® resulted in some plans establishing broad coverage exclusions for ED treatment. As Viagra is an oral therapy and therefore in a different usage category, we believe that such coverage exclusions will not apply to Invicorp because it is an injectable product.

Outside of the United States, most third-party reimbursement programs are governmentally funded. In some countries, no reimbursement currently is made for ED therapy, while other countries limit the amount of reimbursement or require that ED treatment be related to specify other medical conditions. In addition, in certain European countries, the sales price of a product must be approved. The pricing review period often begins after market approval is granted. Restrictions on the pricing of Invicorp could adversely affect the profitability of the Pharmaceuticals Segment.

Intellectual Property

We rely on a combination of patents, trade secrets, trademarks and confidentiality agreements to protect our business interests. We believe that patents are of material importance to the success of our royalty-driven business model and that trademarks are also of significance, particularly within our Skincare Segment. Our policy is to file patent applications to protect inventions and improvements considered important to the development of our business in the principal countries where protection from manufacture or marketing of infringing products is commercially warranted. Typically, U.S. patents expire 17 years after the grant date and foreign patents expire up to 20 years after filing of the patent application. As of December 31, 2003 we held approximately 87 issued patents, including patents for Invicorp for the use of VIP and PMS in the treatment of ED, granted in 19 countries and pending in sixteen other countries, patents for Kinetin and Zeatin for ameliorating the effects of aging on skin, granted in 26 countries and pending in eight other countries, patents for Kinetin and Zeatin for ameliorating the effects of hyperproliferative skin diseases, including psoriasis, granted in 15 countries, and autoinjector patents for the delivery of therapeutic ingredients, granted in 20 countries and pending in eight other countries. In January 2003 we were granted a patent in one country for cytokinins (including Kinetin) in the treatment of inflammatory diseases.

It is noted, however, that patents, including those for pharmaceuticals and skincare ingredients, generally involve complex legal and factual issues. In the United States, for example, the first person to conceive and document a novel invention is generally entitled to patent it, even if another person who subsequently conceived the invention was the first person to file a patent application on it. This issue of priority of invention is further complicated by the fact that patent applications in the United States are maintained in secrecy until a patent is issued or denied, generally years after filing. Accordingly, a patent-holder may be subject to interference proceedings in the U.S. Patent and Trademark Office ("PTO") long after the patent was issued based upon another party's claim of earlier invention. Furthermore, as only novel inventions are patentable, a patent-holder may be subject to proceedings in the PTO or in federal court attacking the validity of the patent based on alleged obviousness or so-called "prior art", or based on alleged improprieties in prosecuting the patent in the PTO. Issues of novelty and abuse of patent also arise under the laws of most foreign countries in which we hold patents or have filed patent applications. We have successfully defended against claims of invalidity and unenforceability of our Kinetin patents. However, while we believe that our patents are valid and enforceable, there can be no assurance that if, in the future, we must enforce any one or more of our patents, or such patents are challenged by a third party, such patents ultimately would be upheld. Similarly, while we believe that our products do not infringe the valid claims of any third party's patents, there can be no assurance that we would prevail if a third party sought to enforce its patent against us by a suit for an injunction or damages.

Interference and similar proceedings in the PTO or equivalent foreign patent offices, whether brought by us to protect our patents or brought by a third party challenging such patents, are time-consuming, disruptive of management and highly costly, and injunctive and other patent litigation in court is likely to be many times more time-consuming, disruptive and costly. Furthermore, in the United States (unlike many foreign countries) a party generally is not entitled to reimbursement of its legal fees and expenses even if it is wholly successful in its prosecution or defense, so that we could be exposed to costs which could have a material adverse effect on our business even if we were successful in enforcing our patents against an infringer or successful in defending against proceedings to invalidate our patents or proceedings alleging breach by us of a third party's patents. Additionally, if we were unsuccessful in proceedings challenging our patents, third parties licensed by us under those patents might seek to terminate such licenses and cease paying royalties. If we were unsuccessful in defending against a claim that we had infringed a third party's patent, even unknowingly, we could be subject to a permanent injunction against engaging in the infringing business as well as an award of damages measured by the profits obtained from past infringement. Additionally, because of our relative lack of financial and management resources, we could be less able than our competitors to bear such risks.

Employees

As of December 31, 2003, we had thirteen full-time employees, comprised of three employees located in our office in St. Neots, United Kingdom and ten persons at our Napa, California headquarters.

RISK FACTORS

As stated in the preamble to this Annual Report on Form 10-K, this document contains numerous forward-looking statements which we believe to be a fair reflection of our risks and opportunities. However, such statements by their nature are future-related and involve substantial uncertainties. In addition to those factors referred to elsewhere in Part I of this Annual Report, particularly the Sections in Item 1 entitled "Competition", "Government Regulation" and "Intellectual Property", and in Part II of this Annual Report, particularly in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", we have identified the following factors that may affect whether future events may differ materially from the expectations described in such forward-looking statements.

Limited Product Offering and Relatively Fixed Revenue Stream. Substantially all of our current revenue base is derived from license fees on our patented Kinetin ingredient, which is being amortized into income over the terms of the licenses, and royalties earned on licensees' sale of such licensed products which are generally paid quarterly. In addition, part of current revenues reflect the retained portion of royalties received from Signet on sales of cell lines for production of monoclonal antibodies that are not remitted to the Foundation under the terms of our license agreement with it. If our patents on Kinetin were successfully challenged and our Kinetin licensees sought to terminate their licenses, our revenue stream would be substantially curtailed, and if the Foundation's patents were successfully challenged, the Foundation failed to renew its license with us beginning in 2004, or if the State of New York ceased supporting the Foundation, our sublicense with Signet would yield substantially reduced revenues. Additionally, our present revenue stream is tied to our licensees' sales of licensed product and accordingly is relatively fixed unless new territories are launched or expansion occurs in existing territories. Should we be faced with significant cash requirements in connection with gaining regulatory approvals of our biopharmaceutical products currently in development or in connection with protecting our patents or defending against patent infringement litigation, our capital resources might be inadequate to fund our capital needs, as described below.

Concentrated Revenue Base. In 2003, three of our customers, Valeant, Revlon and The Body Shop, accounted for 55%, 20% and 11%, respectively of our total revenue. At December 31, 2003, two customers, Revlon and The Body Shop, represent approximately 43% and 13%, respectively of our net trade receivables. Subsequent to December 31, 2003, 100% of the above mentioned accounts receivable were collected in full. However, while we have no security for payment of such trade receivables, we believe that all of such customers are credit-worthy and committed to fully performing their license obligations. Nevertheless, should any of such customers cease paying receivables when due or cease performing under their respective licenses, our results would be adversely affected.

Reliance on other Organizations and Companies for research and development, sales and marketing performance. We rely on a number of significant collaborative relationships for a large part of our research and development, sales and marketing performance. The collaborations with Valeant, The Body Shop, Revlon and other licensees in addition to our research collaborations, pose a number of risks including our inability to control whether our licensee will devote significant resources to our products, disputes may arise with respect to ownership to rights of technology developed, disagreements with corporate partners could lead to delays in commercializing products, and our contracts with our corporate partners may fail to provide adequate protection if one of our partners fails to perform. To date, we have been unable to establish any significant relationships for Invicorp.

Limited Capital Resources. As described under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", all of our indebtedness is from a single source pursuant to agreements under which our funding source has substantial control over our ability to incur additional debt, sell equity or dispose of assets, substantially all of which are pledged as security for our borrowings. In the event that we are unable to fund continued product development and governmental marketing approvals of our pharmaceutical products or such unbudgeted expenses as the defense of our position in patent litigation through our operating cash flow or by raising additional cash through equity offerings, we would currently be largely dependent upon this source for additional funding, and if we were unable to arrange for funding upon acceptable terms, our business could be materially adversely affected. Although we are currently exploring additional financing alternatives to help us with any possible periods of cash flow deficiencies during 2004, there can be no assurance that we will be able to close any such transactions. The Company's recent settlement of the OMP lawsuit more fully described in Item 3 will provide the Company with $1.5 million in April 2004 and help satisfy the Company's requirement for additional working capital in 2004.

In the event that we are unable to obtain further funding or the costs of development and operations prove greater than anticipated, we may be required to curtail our operations or seek alternative financing arrangements. Additional financing may not be available to us on favorable terms or at all. If we have insufficient funds or are unable to raise additional funds, we may be required to delay, reduce or cease certain of our programs.

In the event that we are able to obtain further funding, any future financings may result in the substantial dilution of stockholders' interests and may result in future investors being granted rights superior to those of existing stockholders.

Fluctuating Operating Results and ADS price. Our operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to decline. Because many of our expenses are relatively fixed in the short-term, our earnings will decline if revenue declines in a given quarter. This could be due to delays in recognizing revenue or for other reasons. In particular, research and development and general and administrative expenses are not affected directly by variations in revenue. Due to fluctuations in our revenue and operating expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. In future quarters, our operating results could be below the expectations of securities analysts or investors. In that case, our stock price could fluctuate significantly or decline.

Intellectual Property and Enforcement. Our success will depend in part on our ability to obtain and maintain meaningful patent protection for our products, both in the United States and in other countries. Our inability to do so could harm our competitive position. We rely on our issued and pending patent applications in the United States and in other countries to protect a large part of our intellectual property and our competitive position. We cannot assure you that any of the currently pending or future patent applications will issue as patents, or that any patents issued to us will not be challenged, invalidated, held unenforceable or circumvented. Further, we cannot assure you that our intellectual property rights will be sufficiently broad to prevent third parties from producing competing products similar in design to our products.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality agreements with our employees, consultants and our collaborative partners upon commencement of a relationship with us. However, we cannot assure you that these agreements will provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information or that adequate remedies would exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. Further, we cannot assure you that others have not or will not independently develop substantially equivalent know-how and technology.

Our commercial success also depends in part on avoiding the infringement of other parties' patents or proprietary rights and the breach of any licenses that may relate to our technologies and products. We are aware of several third-party patents that may relate to our technology. We believe that we do not infringe these patents but cannot assure you that we will not be found in the future to infringe these or other patents or proprietary rights of third parties, either with products we are currently developing or with new products that we may seek to develop in the future. If third parties assert infringement claims against us, we may be forced to enter into license arrangements with them. We cannot assure you that we could enter into the required licenses on commercially reasonably terms, if at all. The failure to obtain necessary licenses or to implement alternative approaches may prevent us from commercializing products under development and would impair our ability to be commercially competitive.

The defense and prosecution, if necessary, of intellectual property suits, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities to third parties, could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Further, there is a risk that some of our confidential information could be compromised during the discovery process of any litigation. During the course of any lawsuit, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock.

Regulation by Government Agencies. The production and sale of pharmaceutical products is highly regulated. Our ability and the ability of our partners to secure regulatory approval for our products and to continue to satisfy regulatory requirements will determine our future success. We may not receive required regulatory approvals for our products or receive approvals in a timely manner. In particular, the United States Food and Drug Administration and comparable agencies in foreign countries, including the European Medicines Evaluation Agency and the Medicines Control Agency in the United Kingdom, must approve human therapeutic and preventive products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. While the time required to obtain approval varies, it can take several years. Delays in obtaining regulatory approvals could adversely affect the marketing of products and our ability to receive product revenues or royalties. We cannot guarantee that we will be able to obtain the necessary approvals for clinical testing or for the manufacturing and marketing of any products that we develop.

Listing. As a listed company on the NASDAQ Small Cap Market, the Company is subject to certain financial and qualitative factors in order to retain its listing. If the Company is unable to maintain such requirements, the Company could be subject to delisting or movement to a less desirable stock exchange. If the Company is unable to maintain such listing, the Company and its shareholders could suffer share price declines and liquidity issues relative to its stock and higher cost of capital to the Company.

New Product Pipeline. As a result of regulatory and competitive uncertainties, along with potentially limited funding sources, no assurance can be given that new products can be successfully developed and marketed. We have a pipeline of new products and new indications for existing products in development, and should we be successful in developing and obtaining marketing approvals for these products and locating an appropriate licensee, to the extent required, we expect to be successful in our business plan.

Competitive ED Therapies. There can be no assurance that new competitive injectable ED medications will not be developed to fulfill many if not all of ED patients' needs that are currently unmet, or that our injection therapy will in fact gain acceptance. Oral medications currently represent approximately 92% of the worldwide market for ED treatment because of their ease of use and non-invasive path of administration. Pfizer's Viagra, Eli Lilly's Cialis and Bayer/GlaxoSmithKline's Levitra represents virtually all of this oral medication market. We believe that there will nevertheless be a market for our Invicorp ED injectable therapy because of its greater efficacy, favorable side-effect and contraindication profiles, and relatively aesthetic delivery systems.

Research and Development. Our field is characterized by extensive research efforts. Our research could prove unproductive. Furthermore, other companies could engage in research or development which renders our programs superfluous or obsolete. This is true for all companies that operate in this same field. Other companies with whom we compete may have greater financial resources to undertake additional and more effective research.

We face possible exposure to liability for our products. During recent years, lawsuits resulting in very substantial liability have been filed against companies engaged in the sale of pharmaceutical and other medical-related products or devices which have subsequently proved harmful to human health. Many of these cases have exposed companies to liability long after the products have been brought to market even though, at the time of their development, based on extensive research, there were no perceived risks of injury. Thus, notwithstanding United States Food and Drug Administration or other foreign governmental approval, we cannot assure you that we will not be subject to liability from the use of our products, or that our product liability coverage will be adequate to protect against future claims. Management intends to have third parties manufacture and distribute certain of our products in order to lessen our liability. However, we cannot assure you that this result will be achieved.

Competitive Impacts on our Market for Skincare Ingredients. We face intense competition for the discovery and development of ingredients to address signs of photoaging and other skincare conditions from large, global companies with far greater research, development and marketing resources than ours, and there can be no assurance that our existing products or new products developed for our Skincare Segment will maintain market acceptance in competition with existing and new offerings of our competitors.

Management Infrastructure. As of December 31, 2003, we employed 13 people. In February 2004, we announced our plan to close our UK office. We currently employ 13 people, and have a very small, though we believe highly qualified and motivated, management team. Should we lose significant management resources and be unable to attract high caliber replacements to continue implementing our business plan, we could be materially adversely affected. There can be no assurance that we will be able to staff our requirements in a manner adequate to support our planned growth.

ITEM 2—PROPERTIES

We lease approximately 31,000 square feet in Napa, California for our headquarters. The headquarters facility includes approximately 7,300 square feet of manufacturing space and 23,700 square feet of research, marketing and administrative space. The lease for the Napa facility expires in December 2007. We also lease 900 square feet of office space in St Neots, United Kingdom, under a 5-year lease with a 3 month rolling break option. The Company expects to terminate the lease in the United Kingdom during 2004. During October 2003, the Company entered into a quarterly cancelable lease agreement at a business park adjacent to Aarhus University in Denmark. The facility will be used for research and development and is expected to be renovated and equipped by mid 2004. The cost to build out and equip the facility is estimated at approximately $250,000 to $300,000. The lease requires quarterly payments of approximately $21,000 and can be cancelled by giving 3 months notice.

ITEM 3—LEGAL PROCEEDINGS

On April 11, 2003, we filed a lawsuit against OMP, Inc. in the Los Angeles County Superior Court for common law misappropriation, breach of confidence, breach of contract, breach of implied covenant of good faith and fair dealing, intentional and negligent interference with prospective economic advantage, statutory and common law unfair competition, and unjust enrichment. We sought damages in an amount to be proven at trial as well as restitution, injunctive relief and specific performance. On October 28, 2003, OMP filed a lawsuit against Senetek in the United States District Court for the Northern District of California for violation of the Sherman Act and unfair competition as a result of Senetek's alleged abuse of patents. In March 2004, the Company announced that it had settled all litigation pending between Senetek and OMP. Under the terms of the settlement, in exchange for Senetek granting OMP the ongoing non-exclusive right to market and sell specified Obagi-K products containing Kinetin in Japan limited to its existing channel of trade, until the last of Senetek's patents has expired, Senetek will receive an up front payment of $1.5 million and an additional $500,000 based on future sales in Japan of skin care products containing Kinetin under the Obagi name. Payment of the $1.5 million is expected by early April 2004, with the balance expected to be paid quarterly over the next 12 to 18 months. Under the settlement, Senetek retains rights to license others to distribute Kinetin products in Japan.

On June 2, 2003, the Company commenced a lawsuit in the High Court of Justice, Chancery Division, in London, England against Eagle-Picher Technologies, LLC and Eagle-Picher Industries Inc., both Ohio corporations. The complaint alleges that the Defendants failed to perform under an April 1998 agreement under which they agreed to manufacture and supply phentalomine mesylate meeting required pharmacopoeial specifications for use as an active ingredient in the Company's proprietary Invicorp® erectile dysfunction drug. The Company's complaint seeks repayment of the $492,000 purchase price paid in advance, and of $494,000 paid for validation studies and batches, as well as other amounts to be proven at trial for regulatory filings required when the Company was forced to transfer manufacturing of phentalomine mesylate to an alternative supplier. The defendants have responded, denying certain of our allegations, we have replied, and the parties are exchanging documents and witness statements as a prerequisite to a trial to be scheduled for mid 2004.

On August 6, 2003, the Company filed a complaint against Uwe Thieme, a Senetek Director, and his brother, Heiko Thieme, in the United States District Court for the Northern District of California. The complaint alleged that the Thieme Brothers solicited proxies for the 2003 Annual General Meeting in a manner that violated the federal securities laws. On August 7, 2003 the Court ordered the postponement of the Annual Meeting until November 5, 2003, prohibited the Thieme Brothers from soliciting proxies with respect to the Annual Meeting until the later of August 22, 2003 or the date on which they have filed a definitive proxy statement with the Securities and Exchange Commission as required by law, and precluded Senetek from soliciting additional proxies with respect to the Annual Meeting until the earlier of August 22, 2003 or the date on which the Thieme Brothers filed a definitive proxy statement with the Securities and Exchange Commission as required by law. On November 3, 2003, the Court ordered the postponement of the Annual Meeting until December 18, 2003. On December 15, 2003 the Company settled its lawsuit against the Thieme Brothers. Under the terms of the settlement, Senetek agreed to dismiss its claims against the Thieme Brothers, and Uwe Thieme agreed to dismiss his counterclaim against Senetek for defense costs, expense indemnification and insurance coverage. In addition, the parties agreed to a procedure for selecting a Director to replace Uwe Thieme. Senetek agreed that it will nominate and recommend Uwe Thieme for re-election to the Board until such time as Uwe Thieme is replaced by a mutually acceptable Director, Uwe Thieme agreed to withdraw his nomination of Peter Stockfisch for election as a Director, and the Thiemes agreed to abstain from voting on any resolutions at the 2003 Annual General Meeting and to refrain from making any nominations for election of Directors or soliciting any proxies for the 2003 and 2004 Annual General Meetings. Finally, Senetek agreed to pay a portion of the Thiemes' legal fees in the amount of $65,000, and the parties exchanged mutual general releases of all claims.

As previously disclosed, in the course of responding to a document request in April 2003 as part of an unrelated Securities and Exchange Commission investigation focused on a firm not affiliated with the Company, the Company became aware of certain documents suggesting that during 2002 Company executives might have supplied non-public financial information to two securities analysts in an effort to correct draft research reports that contained information the executives considered overly-optimistic. The Board of Directors appointed an independent Committee of non-management Directors which engaged outside securities counsel to conduct a full internal investigation and in June 2003 voluntarily reported the results to the Commission's office conducting the unrelated investigation. In late March, the Commission staff sent to the Company's legal counsel a letter advising that the staff is considering recommending commencement of a proceeding alleging violations of Section 13(a) of the Securities Exchange Act of 1934 and Commission Regulation FD, and inviting the submission of a response. Senetek is engaged in discussions with the Commission staff regarding settlement of the matter. Senetek does not anticipate any amounts paid in connection with this matter will have a material impact on the future results of operations or financial condition of the Company.

ITEM 4—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On December 18, 2003, after a court ordered delay of its originally scheduled August 8, 2003 Annual General Meeting, the Company conducted its Annual General Meeting related to fiscal 2002. At the meeting, the shareholders approved the re-election of directors George Fellows, Kevin McCarthy and Anthony Williams. Continuing as directors for the Company but not subject to re-election were directors Frank Massino, Andreas

Tobler, Uwe Thieme and Dr. Franklin Pass. As detailed in the Item 3 Legal Proceedings, the Company resolved a matter in December 2003 related to its annual general meeting, including the election of certain directors. Legal fees, proxy solicitation costs and settlement costs related to this legal matter totaled approximately $617,000 for fiscal 2003.

The following will summarize the matters that were put to vote at the annual general meeting and the vote received.

Summary of Matters Submitted for Shareholder vote	Votes For	Votes Against	Abstain and Broker non-votes
Re-elect George Fellows as Director	13,124,145	3,944,070	233,919
Re-elect Kevin McCarthy as Director	13,068,762	3,973,734	259,638
Re-elect Anthony Williams as Director	13,412,607	3,622,389	267,138
To receive the Company's annual accounts for the financial year ended December 31, 2002 together with the last director's report and auditors' report on those accounts, and to approve the last directors' remuneration report	13,894,241	3,076,513	331,380
To appoint BDO Seidman, LLP and BDO Stoy Hayward as the Company's independent auditors at a remuneration determined by the directors.	14,224,429	2,758,696	319,009
THAT the rules of the "Senetek No. 1 Executive Share Option Scheme for Employees" be varied by deleting Clause 3 in its entirety and substituting it with the following: "Subject to Clause 6 below, the number of shares in respect of which options may be granted on any given day, when added to the number of shares in respect of which options have been previously granted (and it not exercised, have not then ceased to be capable of exercise), shall not exceed 6,000,000."	12,242,911	4,690,760	368,463
THAT the rules of the "Senetek No. 2 Executive Share Option Scheme for non-Executive Directors and Consultants" be varied by deleting Clause 3 in its entirety and substituting it with the following: "Subject to Clause 6 below, the number of shares in respect of which options may be granted on any given day, when added to the number of shares in respect of which options have been previously granted (and if not exercised, have not then ceased to be capable of exercise), shall not exceed 4,000,000."	12,652,266	4,256,211	393,657
THAT all grants of options previously made under the No. 1 Plan and the No. 2 Plan (collectively, the "Plans") be deemed to have been made in accordance with the rules of such Plans as amended in accordance with the two respective resolutions above.	12,713,791	4,183,210	406,133
THAT the Articles of Association of the Company be amended by deleting the first sentence of Article 83 and substituting it with the following: 'Each Director shall be paid out of the funds of the Company by way of fees for his services a sum not exceeding pounds sterling 10,000 per annum."	13,137,297	3,727,489	437,348

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is currently no established public trading market for our Ordinary shares. Senetek American Depositary shares (each representing one Ordinary share and evidenced by one American Depositary Receipt) began trading on the over-the-counter market in the United States in November 1984 and have been traded through The NASDAQ Smallcap Market since May 1986. The Company's stock symbol is SNTK. The depository for these shares is the Bank of New York.

The following table sets out the range of high and low closing bid prices for the American Depositary shares during each quarter of our two most recent fiscal years, as reported by the NASDAQ Smallcap Market.

Fiscal Year Ended December 31, 2003

	HIGH	LOW
QUARTER ENDED:		
March 31	$0.71	$0.47
June 30	0.65	0.40
September 30	0.65	0.37
December 31	0.57	0.38

Fiscal Year Ended December 31, 2002

	HIGH	LOW
QUARTER ENDED:		
March 31	$1.22	$0.66
June 30	1.04	0.61
September 30	0.72	0.50
December 31	0.77	0.49

As of March 26, 2004 there were approximately 215 holders of record of our Ordinary shares, and approximately 1,400 holders of record of American Depositary shares. The bid price of American Depositary Shares at March 26, 2004 was a high of $1.21 and a low of $1.13.

Dividends. Senetek has not paid, nor does it currently contemplate the payment of, any cash dividends on the Ordinary shares. The decision whether to pay, and the amount of any dividends, will be based upon, among other things, our earnings, capital requirements, financial conditions and applicable law. Any dividend, either cash or stock, must be recommended by the Board of Directors and approved by the shareholders through the Board of Directors. The Board of Directors is, however, empowered to declare interim dividends. However, under the English Companies Act of 1985, a limited company may not declare or pay cash dividends while it has an accumulated deficit. We had an accumulated deficit of $91,552,000 at December 31, 2003. Accordingly, the Board of Directors will not be in a position to consider the question of dividends until the accumulated deficit has been absorbed by profits or by the application against the deficit with the approval of shareholders and the United Kingdom Companies' Court, which forms part of the Chancery Division of the High Court, of an equivalent figure forming part of the share premium on our balance sheet.

Recent Sales of Unregistered Securities

On September 4, 2003, the Company entered into a debt refinancing with Silver Creek Investments, Ltd., Bomoseen Investments, Ltd., Dandelion Investments, Ltd., and Elstree Holdings, Ltd., the beneficial owners of the approximately $7.4 million notes payable obligation of the Company. In connection with the debt refinancing, the Company made a $2.5 million principal payment, extended the maturity date of the notes from April 2004 to April 2007, modified the interest rate and granted the note holders warrants to purchase stock. The Company granted the note holders a 7 year warrant to purchase an aggregate 4,500,000 ordinary shares at $.40 per share. Related to this debt refinancing, the Company also issued a seven year warrant to purchase 500,000 shares at $.40 to Alba Limited and a five year warrant to purchase 100,000 shares at $.62 per share to Ardour Capital LLC, for financial services in connection with the debt refinancing.

The Company received no proceeds from this transaction and will only receive proceeds in the future if the warrants are exercised. The transaction was privately negotiated with the holders of the notes and did not involve any general solicitation or general advertisement. The issuance of the warrants was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving a public offering.

Taxation

The following discussion describes the material US Federal income tax and UK tax consequences of the purchase, ownership and disposition of our shares or ADSs (evidenced by ADRs) for beneficial owners:

- who are residents of the United States for purposes of the current applicable United Kingdom/United States Income Tax Convention (either the "Income Tax Convention" or the "New Income Tax Convention", as described below under "New Income Tax Convention") and the United Kingdom/ United States Estate and Gift Tax Convention (the "Estate and Gift Tax Convention" and, together with the Income Tax Convention, the "Conventions");
- whose ownership of our shares or ADSs is not, for the purposes of the Conventions, attributable to a permanent establishment in the United Kingdom;
- who otherwise qualify for the full benefits of the Conventions; and
- who are US holders (as defined below).

The statements of US federal income tax and UK tax laws set out below:

- are based on the laws in force and as interpreted by the relevant taxation authorities as at the date of this annual report;
- are subject to any changes in US law or the laws of England and Wales, in the interpretation thereof by the relevant taxation authorities, or in the Conventions, occurring after such date; and
- are based, in part, on representations of the depositary, and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

No assurance can be given that taxing authorities or the courts will agree with this analysis.

This discussion does not address all aspects of US and UK taxation that may be relevant to you and is not intended to reflect the individual tax position of any beneficial owner, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. The portions of this summary relating to US Federal taxation are based upon the US Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed US Treasury regulations promulgated thereunder, published rulings by the US Internal Revenue Service ("IRS"), and court decisions, all in effect as at the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary is limited to investors who hold our shares or ADSs as capital assets within the meaning of Section 1221 of the Code, generally property held for investment, and this summary does not purport to deal with the US Federal or UK taxation consequences for investors in special tax situations, such as dealers in securities or currencies, persons whose functional currency is not the US Dollar, life insurance companies, tax exempt entities, financial institutions, traders in securities that elect to use a "mark-to-market" method of accounting for their securities holdings, regulated investment companies, persons holding our shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or straddle or persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. In particular, the following summary does not address the adverse tax treatment to you that would follow if you own, directly or by attribution, 10% or more of our outstanding voting share capital and we are classified as a "controlled foreign corporation" for US Federal tax purposes.

As used herein, the term "US holder" means a beneficial owner of our shares or ADSs who or which is:

- a citizen or resident of the United States;
- a corporation (or other entity that is treated as a corporation for US Federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;
- an estate, the income of which is subject to US Federal income taxation regardless of its source; or
- a trust (1) that is subject to the supervision of a court within the United States and the control of one or more US holders as described in section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable US Treasury regulations to be treated as a US holder.

If a partnership (or an entity that is treated as a partnership for US Federal income tax purposes) holds our shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisors.

The summary does not include any description of the tax laws of any State or local government or of any jurisdictions other than the United States and the United Kingdom that may be applicable to the ownership of our shares or ADSs. You are urged to consult your own tax advisor regarding the US Federal, State, and local tax consequences to you of the ownership of our shares or ADSs, as well as the tax consequences to you in the United Kingdom and any other jurisdictions.

For the purposes of the Conventions and the Code, you will be treated as the owner of our shares represented by the ADSs evidenced by the ADRs.

New Income Tax Convention

The United States and the United Kingdom have recently concluded a new income tax convention (the "New Income Tax Convention"). The New Income Tax Convention has been ratified by the competent authorities in both countries. The New Income Tax Convention is effective:

- in respect of US or UK withholding taxes, for amounts paid on or after 1 May 2003;
- in the US, in respect of other taxes, for taxable periods beginning on or after 1 January 2004;
- in the UK, for individuals from 1 April 2004; and
- in the UK, for corporations from the first financial year beginning on or after 1 April 2004;

except that a person entitled to the benefit of the existing Income Tax Convention may elect to remain subject to the terms of that convention and not the New Income Tax Convention for a further period of one year.

The New Income Tax Convention contains rules that modify the treatment under the Income Tax Convention of US holders who own shares or ADSs of a UK corporation in several aspects. Throughout the following discussions, we have included specific references to the new rules under the New Income Tax Convention as appropriate. You should consult your own tax advisors as to how the Income Tax Convention and New Income Tax Convention would affect you with respect to your ownership of our shares or ADSs (including the application of the anti-conduit rules contained in the New Income Tax Convention) and if and how you should elect to defer the application of the New Income Tax Convention.

Taxation of Capital Gains

United Kingdom

If you are not resident or ordinarily resident in the United Kingdom for UK tax purposes, you will not be liable for UK tax on capital gains realized or accrued on the sale or other disposition of shares or ADSs unless the shares or ADSs are held in connection with your trade or business (which for this purpose includes a profession or a vocation) carried on in the United Kingdom through a branch or agency and the shares or ADSs are or have been used, held or acquired for the purposes of such trade or business or such branch or agency.

A US holder who is an individual who has on or after 17 March 1998 ceased to be resident or ordinarily resident in the United Kingdom in the preceding five years and who disposes of shares or ADSs during that period may also be liable for UK tax on capital gains notwithstanding that the person may not be resident in the United Kingdom at the time of the disposal.

United States

Subject to the Passive Foreign Investment Company discussion below, gain or loss realized by you on the sale or other disposition of the shares or ADSs will be subject to US Federal income tax as capital gain or loss in an amount equal to the difference between your tax basis in the shares or ADSs and the amount realized on the disposition. The capital gain or loss will be long-term capital gain or loss if the US holder has held the shares or ADSs for more than one year at the time of the sale or exchange. A gain or loss realized by you generally will be treated as US source gain or loss for US foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Generally, for US Federal income tax purposes, we will be a "passive foreign investment company", or a "PFIC", for any taxable year if either (1) 75% or more of our gross income is "passive" income or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If we are a PFIC in any taxable year that you own our shares or ADSs, you may be subject to tax at the highest ordinary income rates applicable to you and pay interest on such tax based on your holding period in the shares of ADSs, on (1) a portion of any gain recognized on the sale of our shares or ADSs and (2) any "excess distribution" paid on our shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years).

Based on our current activities and assets, we do not believe that we are a PFIC, and we do not expect to become a PFIC in the foreseeable future for US Federal income tax purposes. Our belief that we are not a PFIC and our expectation that we will not become a PFIC in the future are based on our current and planned activities, and may change in the future. The determination of whether we are a PFIC is made annually. Accordingly, it may be possible that we will become a PFIC in the current or any future year due to changes in our asset or income composition.

UK Inheritance and Gift Tax

If you are an individual domiciled in the United States and are not a national of the United Kingdom for the purposes of the Estate and Gift Tax Convention, any share or ADS beneficially owned by you will not be subject to UK inheritance tax on your death or on a gift made by you during your lifetime, provided that any applicable US Federal gift or estate tax liability is paid, except where the share or ADS is part of the business property of your UK permanent establishment or pertains to your UK fixed base used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States, based on priority rules set out in that Convention, in the exceptional case where a share or ADS is subject to both UK inheritance tax and US Federal gift or estate tax. Where the shares or ADSs have been placed in trust by a settlor who, at the time of the settlement, was a US holder, the shares or ADSs will generally not be subject to UK inheritance tax if the settlor, at the time of the settlement, was domiciled in the United States for the purposes of the Estate and Gift Tax Convention and was not a national of the United Kingdom.

US Gift and Estates Taxes

If you are an individual US holder, you will be subject to US gift and estate taxes with respect to the shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.

UK Stamp Duty and Stamp Duty Reserve Tax

Subject to certain exemptions, stamp duty will be charged at the rate of 1.5% rounded up to the nearest £5, or there will be a charge to the stamp duty reserve tax at the rate of 1.5% on the amount or value of the consideration paid, or in some circumstances the issue price or open market value, on a transfer or issue of shares (1) to, or to a nominee for, a person whose business is or includes the provision of clearance services, or (2) to, or to a nominee for, a person whose business is or includes the issuing of depositary receipts. It is understood that the UK Inland Revenue Stamp Office considers the depositary to fall within one or the other of the above two categories. The stamp duty reserve tax on the deposit of ordinary shares with the depositary will be payable by the person depositing those shares. Where stamp duty reserve tax is charged on a transfer of shares and ad valorem stamp duty is chargeable on the instrument effecting the transfer, the amount of the stamp duty reserve tax charged is an amount equal to the excess, if any, of the stamp duty reserve tax charge due on the transfer after the deduction of the stamp duty paid.

You will not be entitled to a foreign tax credit with respect to any UK stamp duty or stamp duty reserve tax, but may be entitled to a deduction subject to applicable limitations under the Code. You are urged to consult your own tax advisors regarding the availability of a deduction under their particular circumstances.

Transfers of ADRs

No UK stamp duty will be payable on an instrument transferring an ADR or on a written agreement to transfer an ADR provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer an ADR could, depending on the circumstances, attract a charge to ad valorem stamp duty at the rate of 0.5% of the value of the consideration (rounded up to the nearest £5) plus interest and penalties if not stamped within 30 days of execution.

No stamp duty reserve tax will be payable in respect of an agreement to transfer an ADR, whether made in or outside the United Kingdom.

Where no sale is involved and no transfer of beneficial ownership has occurred, a transfer of shares by the depositary or its nominee to the holder of an ADR upon cancellation of the ADR is subject to UK stamp duty of £5 per instrument of transfer.

Issue and Transfer of Ordinary Shares in Registered Form

Except in relation to persons whose business is or includes the issue of depositary receipts of the provision of clearance services or their nominees, the allotment and issue of shares by us will not normally give rise to a charge to UK stamp duty or stamp duty reserve tax.

Transfers of shares, as opposed to ADSs, will attract ad valorem stamp duty normally at the rate of 0.5% of the value of the consideration (rounded up to the nearest £5). A charge to stamp duty reserve tax, normally at the rate of 0.5% of the consideration, arises, in the case of an unconditional agreement to transfer shares, on the date of the agreement, and in the case of a conditional agreement the date on which the agreement becomes unconditional. The stamp duty reserve tax is payable on the seventh day of the month following the month in which the charge arises. Where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, any stamp duty reserve tax that has not been paid ceases to be payable, and if any stamp duty reserve tax has been paid a claim may be made for its repayment.

Information Reporting and Backup Withholding

Payments that relate to the ordinary shares or ADSs that are made in the United States or by a US related financial intermediary will be subject to information reporting. Information reporting generally will require each paying agent making payments, which relate to a share or ADS, to provide the IRS with information, including the beneficial owner's name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts are all exempt from reporting requirements.

If you are a depositary participant or indirect participant holding shares or ADSs on behalf of a beneficial owner, or paying agent making payments for a share or ADS, you may be required to backup withhold, as a backup against the beneficial owner's US Federal income tax liability, a portion of each payment of dividends on our shares or ADSs in the event that the beneficial owner of a share or ADS:

- fails to establish its exemption from the information reporting requirements;
- is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law; or
- under-reports its tax liability.

This backup withholding tax is not an additional tax and may be credited against US Federal income tax liability if the required information is furnished to the IRS.

Taxation of Dividends

We have not included a detailed discussion of the tax consequences to holders of ordinary shares or ADSs of the payment of dividends in light of the Company's present inability to pay dividends. As noted above, pursuant to the English Companies Act of 1985 a company may not pay a dividend while it has an accumulated deficit. As of December 31, 2003, the Company's accumulated deficit is over $91 million.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders	6,388,125	$1.32	1,250,000
Equity compensation plans not approved by security holders	260,000(1)	1.50	—
Total	6,648,125	$1.33	1,250,000

(1) Options were issued outside of a formal option plan and have a seven year life and an exercise price equal to the fair market value of the Company's stock on the date of grant. 200,000 of these options expire in mid 2004 and the remaining 60,000 expire in early 2005.

ITEM 6—SELECTED FINANCIAL DATA

The selected consolidated statements of operations data presented below for each of the years in the three-year period ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2003 and 2002 have been derived from and should be read in conjunction with our audited consolidated financial statements included in Part IV of this Report on Form 10-K. The selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from the audited consolidated financial statements contained in our annual reports to shareholders. The presentation of consolidated balance sheet data below for all periods presented reflects a reclassification of accrued compensation on stock option grants to share premium in stockholders' deficit.

In accordance with the Financial Accounting Standards Board (FASB) Interpretation No. 44, which became effective July 2000, we have changed our accounting principles for the recognition of stock compensation expense for our non-executive directors. We have non-executive directors within the scope of Accounting Principles Bulletin ("APB") No. 25 and have reported the cumulative effect of changing to this new accounting principle in net income for the period of the change. This change in accounting principle increased net income in 2000 by $1,038,000.

	Year ended December 31,				
	2003	2002	2001(1)	2000(1)	1999(1)
	($ in thousands, except per share data)				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:					
Revenues	$ 8,226	$9,409	$8,453	$ 3,534	$ 8,263
Income (loss) from continuing operations before extraordinary loss on extinguishment of debt, change in accounting principle and discontinued operations	(5,068)	847	(19)	(5,917)	(11,862)
Discontinued operations	74	694	404	225	—
Cumulative effect of change in accounting principle	—	—	—	1,038	—
Net income (loss)	$(4,994)	$1,541	$ 385	$(4,654)	$(11,862)
EARNINGS PER SHARE:					
Basic and diluted income (loss) from continuing operations before extraordinary loss on extinguishment of debt, change in accounting principle, and discontinued operations	$ (.09)	$ 0.02	$ —	$ (0.10)	$ (0.21)
Discontinued operations	—	0.01	0.01	—	—
Cumulative effect of change in accounting principle	—	—	—	0.02	—
Basic and diluted net income (loss) per Ordinary share outstanding	$ (0.09)	$ 0.03	$ (0.01)	$ (0.08)	$ (0.21)

(1) Fiscal years 1999 to 2001 have been reclassified to account for the discontinued operations in 2002. See Note 14 to the consolidated financial statements.

	As of December 31,				
	2003	2002	2001	2000	1999
	($ in thousands)				
CONSOLIDATED BALANCE SHEET DATA:					
Total assets	$4,627	$10,114	$8,809	$8,005	$9,647
Long Term Liabilities	$4,111	$ 7,990	$8,028	$8,828	$5,063

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Senetek is a life sciences-driven product development and licensing company focused on the high growth market for dermatological and skincare products primarily addressing photoaging and age-related skin conditions. Senetek's patented compound Kinetin, from which we generate substantially all of our revenue, is a naturally occurring cytokinin that has proven effective in treating the appearance of aging skin. Senetek has licensed Kinetin to leading global and regional dermatological and skin care marketers including Valeant, The Body Shop and Revlon. Senetek works with leading researchers at the University of Aarhus, Denmark and also is collaborating with the Institute of Experimental Botany, Prague, and with Beiersdorf AG, Hamburg, to identify and evaluate additional new biologically active compounds for the dermatological and skin care field. Senetek relies on the collaborations with it licensees and with research organizations to generate substantially all of the Company's sales and to perform research and development. The Company considers this business its Skincare Segment and the Company intends to emphasize the operations of this business in 2004.

The Company also has developed and patented an intracavernous injection therapy for the treatment of erectile dysfunction, including a compact, disposable, fully automatic, pre-filled injection system. The Company considers this particular business part of its Pharmaceutical Segment. The Company is actively seeking business partners to assist with the financial and technical requirement of its sexual dysfunction and drug delivery business. In 2004, the Company expects to scale back the allocation of resources associated with these operations.

The financial statements set forth in Part IV of this Report have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are presented in U.S. dollars.

Material Changes in Financial Condition

During the year ended December 31, 2003, our liquid position, represented by cash and cash equivalents, decreased by $2,385,000 to $1,187,000. This decrease is due primarily to the repayment of $2.5 million of notes payable in September 2003, extraordinary legal expense related to OMP litigation settled in March 2004, and the development of the Company's proprietary Kinetin Plus skincare line and related infomercial, offset in part by the $3 million prepayment of royalties and product purchase price by Valeant. As a result of our loss for the year of $4,994,000 and the extraordinary cash outlays, our current ratio at December 31, 2003 was .74 compared to 3.18 at December 31, 2002.

Significant Trends

	2003	2002	2001
	($ in thousands)		
Revenues	$ 8,226	$9,409	$8,453
% Change	(12.6)%	11.3%	139.1%
Operating Income (loss)	$(3,487)	$2,281	$1,633
Net Income (Loss)	$(4,994)	$1,541	$ 385
Current ratio	.74	3.18	1.94
Increase (Decrease) in Cash	$(2,385)	$1,758	$ 986
Principal payments on debt	$ 2,530	$ 20	$ 526

RESULTS OF OPERATIONS

Our operations are carried out in the areas of pharmaceuticals development and drug delivery systems development (the "Pharmaceuticals Segment") and the supply of proprietary skincare products (the "Skincare Segment") to licensees.

	Year Ended December 31, 2003	2002	2001
	($ in thousands)		
Operating Income (Loss) from Continuing Operations:			
Pharmaceutical Segment:			
Revenues			
Product sales	$ 27	$ 27	$ 25
Royalties	926	1,034	1,338
Total Revenues	953	1,061	1,363
Cost of sales	274	295	379
Gross profit	679	766	984
Operating expenses			
Research & Development	958	1,161	303
Administration, Sales and Marketing	2,949	2,402	2,503
Impairment Charge	2,451	—	—
Total Operating Expenses	6,358	3,563	2,806
Loss from operations	$(5,679)	$(2,797)	$(1,822)
Skincare Segment:			
Revenues			
Product sales	$ 3,959	$ 2,157	$ 4,191
Royalties & License fees	3,314	6.191	2,899
Total Revenues	7,273	8,348	7,090
Cost of sales	1,127	697	1,091
Gross Profit	6,146	7,651	5,999
Operating expenses			
Research & Development	602	171	41
Administration, Sales and Marketing	3,352	2,402	2,503
Total Operating Expenses	3,954	2,573	2,544
Income from operations	2,192	5,078	3,455
Operating (loss) Income	$(3,487)	$ 2,281	$ 1,633

	2003	2002	2001
	($ in thousands)		
Overall income (loss) from continuing operations before Taxation:			
Pharmaceutical Segment:			
Loss from operations	$(5,679)	$(2,797)	$(1,822)
Interest income	—	—	30
Interest (expense) including amortization of Debt discount	(1,584)	(1,442)	(1,558)
Other expense, net		(17)	(62)
Loss before tax	$(7,263)	$(4,256)	$(3,412)
Skincare Segment:	—		
Income from operations	2,192	5,078	3,455
Interest income (expense), net	3	38	(56)
Income (loss) before tax	$ 2,195	$ 5,116	$ 3,399
Total overall income (loss) from continuing operations before taxation	$(5,068)	$ 860	$ (13)

The allocation of Administration, Sales and Marketing Expenses have been historically allocated equally to each Segment. For fiscal 2003, approximately $400,000 of marketing related costs, including the development of an infomercial, have been allocated to the skincare segment, all other administration, sales and marketing expenses have been allocated equally between the segments.

Revenues (Continuing Operations)

Substantially all of the Company's entire current revenue base is derived from license fees and royalties on its patented Kinetin skin care ingredient and revenues on licensees' sales of such licensed products. In addition, part of current revenues reflects the retained portion of royalties received from Signet on sales of cell lines for production of monoclonal antibodies that are not remitted to the RFMH under the terms of the Company's license agreement with it. If the Company's patents on Kinetin were successfully challenged and the Company's Kinetin licensees sought to terminate their licenses, the Company's revenue stream would be substantially curtailed, and if the RFMH's patents were successfully challenged or the RFMH failed to renew its license with the Company in 2004 for the cell lines covered by the original license, the Company's sublicense with Signet would yield substantially reduced revenues. Additionally, the Company's present revenue stream is tied to its licensees' sales of licensed product and accordingly is relatively fixed by supply of product to meet consumer demand. Should the Company be faced with significant cash requirements in connection with gaining regulatory approvals of its products currently in development or in connection with protecting its patents or defending against patent infringement litigation, the Company's capital resources might be inadequate to fund its capital needs, as described below.

Our revenues of $8,226,000 for the year ended December 31, 2003 were comprised of $28,000 from the sale of named patient ED products, $925,000 of royalties earned from Signet's sales of monoclonal antibodies, $3,314,000 from royalties payable on third party sales of skin care products and $3,959,000 from the direct sale of skincare products.

Our revenues of $9,409,000 for the year ended December 31, 2002 were comprised of $27,000 from the sale of named patient ED products, $1,034,000 of royalties earned from Signet's sales of monoclonal antibodies, $6,191,000 from royalties payable on third party sales of skin care products and $2,157,000 from the direct sale of skincare products.

Our revenues of $8,453,000 for the year ended December 31, 2001 were comprised of $25,000 from the sale of named patient ED products, $1,338,000 of royalties earned from Signet's sales of monoclonal antibodies, $2,899,000 from royalties payable on third party sales of skin care products and $4,191,000 from the direct sale of skincare products.

The overall revenue decrease of 12.6% for the year ended December 31, 2003 compared to the year ended December 31, 2002 was represented by a decrease in skincare revenues of 12.9% and a decrease in pharmaceutical sales, comprising named patient sales and monoclonal antibodies revenues of 10.2%.

The 12.9% decrease in sales of and royalties on skincare products during the twelve months ended December 31, 2003 compared to the twelve months ended December 31, 2002 was due to a number of factors including to the loss of OMP, Inc. as a licensee. OMP had provided approximately $1 million in 2002 royalties primarily the result of unamortized license fees being recognized as revenue when the contract terminated. There was no revenue from the Japanese market during the twelve months ended December 31, 2003 because of activities that are subject to our recently settled lawsuit against OMP. The decrease in sales and royalties during 2003 compared to 2002 was also due to decreased royalties from Revlon. The decrease in Revlon royalty income of approximately $1,800,000 is primarily due to a lower average royalty rate resulting from Revlon's reformulation of certain of its skin care products in 2003 to include its own patented active ingredient, which reduced our royalty rate but did not produce additional unit volume. Revlon also had lower unit sales partially as a result of a significant product launch by Revlon in the second quarter of 2002 that was nonrecurring in 2003. The above mentioned reduction in revenues was partially offset by the increased product sales and royalty income from Valeant of approximately $1.6 million and increased royalty income from The Body Shop, both domestic and international, of approximately $300,000.

The 10.2% decrease in sales of and royalties on pharmaceutical products was due primarily to the maturing nature of the monoclonal antibodies product line and the timing of orders received. The sales of monoclonal antibodies follow sales patterns determined by project driven research organizations and are subject to fluctuations.

The overall revenue increase of 11.3% for the year ended December 31, 2002 compared to the year ended December 31, 2001 was represented by an increase in skincare revenues of 17.7% and a decrease in pharmaceutical sales, comprising named patient sales and monoclonal antibodies revenues, of 22.2%.

The 17.7% increase in overall skincare revenues was due mainly to increased royalty income from licensees of $3.3 million, particularly from Revlon and The Body Shop. Also, included in the revenue increase was $872,000, recognized in the second quarter, of a remaining unamortized deferred license fee as a result of the termination and settlement of our licensing agreement with OMP, Inc. on May 31, 2002. Overall revenue from OMP, Inc. increased approximately $700,000 from 2001 to 2002. Also included in royalty income was $211,000 resulting from a royalty audit of one our licensees. However, these royalty income increases were partly offset by reduced product sales to ICN Pharmaceuticals of approximately $2.0 million.

The 22.2% decrease in pharmaceutical revenues, $1,061,000 in year 2002 vs. $1,363,000 in year 2001 was due to a decrease in sales volume. The sales of monoclonal antibodies follow sales patterns determined by project driven research organizations and are subject to fluctuation.

Cost of Sales

Cost of sales for the year ended December 31, 2003, which includes contract manufacturing, material costs and royalty expense, was $1,401,000, up 41.2% from the year ended December 31, 2002. Cost of sales as a percentage of sales was 17.0% for the year ended December 31, 2003 compared to 10.5% for the year ended December 31, 2002 and 17.4% for the year ended December 31, 2001. The cost of sales expressed as a percentage of net revenues increased in 2003 compared to 2002 due to a higher percentage of revenue being from direct product sales of skin care products versus royalty income from skin care products. We earn a lower gross margin on product sales versus royalty income. The increase in product cost of sales was directly related to increase in product sales to Valeant.

Cost of sales for the year ended December 31, 2002, which includes contract manufacturing, material costs and royalty expense, was $992,000, down 32.5% from the year ended December 31, 2001, despite an 11.3% increase in revenues. Cost of sales as a percentage of sales was 10.5% for the year ended December 31, 2002 compared to 17.4% for the year ended December 31, 2001.

In the Pharmaceutical Segment, cost of sales for the year ended December 31, 2003 was $274,000, a decrease of 7.1% from $295,000 for the year ended December 31, 2002. This reduction was due to a 10.2% reduction in pharmaceutical sales. For the year ended December 31, 2002, the cost of sales was $295,000, a decrease of 22.2% from $379,000 for the year ended December 31, 2001. This decrease was due primarily to the 22.7% reduction in royalty income during 2002 compared to 2001.

In the Skincare Segment, cost of sales for the year ended December 31, 2003 was $1,127,000, an increase of 61.7% from $697,000 for the year ended December 31, 2002. This increase was caused by an 83.5% increase in product sales. Cost of sales for the year ended December 31, 2002 of $697,000, a decrease of 36.1% compared to $1,091,000 is attributable to a higher percentage of revenue being royalty based versus product sales.

Research and Development

Pharmaceutical Segment

Research and development expenses in the year ended December 31, 2003 were $959,000, compared with $1,161,000 and $303,000 in 2002 and 2001, respectively.

The decrease of $202,000 in 2003 compared with 2002 was primarily due to lower consulting fees related to regulatory filing requirements associated with Invicorp. Included in Research and Development for 2003 is a $141,000 inventory reserve related to write-off of specialized inventory components for drug delivery equipment.

We expect future research and development spending for our sexual dysfunction products to decrease substantially as we are attempting to develop strategic relationships with companies that can assume the cost of obtaining the necessary regulatory approvals and market the product in Europe and begin the regulatory process in the United States.

The increase of $858,000 in 2002 compared to 2001 was due to higher levels of spending, mainly in the areas of expert consulting and process validation for the development of Invicorp as we proceeded with the MRP and finalized arrangements for the manufacture and supply of product. Increased efforts related to the Company's efforts to gain approval and complete its drug delivery devices, Reliaject and Adrenaject, also resulted in increased development expenditures. We also engaged the services of a senior scientific consultant during the third quarter of 2002.

We are continuing with minimal development of our drug delivery device, Reliaject, while we attempt to sell the equipment. The majority of our focus is pursuing strategic relationships with companies that can provide the requisite financial and technical support. The Company does not anticipate spending any significant research dollars on this product during 2004.

Overall we anticipate our research and development expenditures related to pharmaceutical products will be significantly lower in 2004 compared to those incurred in 2003.

Skincare Segment

Research and development expenses in the year ended December 31, 2003 were $602,000 compared with $171,000 and $41,000 in 2002 and 2001, respectively.

The increase of $431,000 in 2003 compared with 2002 is mainly due to increased expenditures relating to the testing, evaluation and review of the new skin care compounds included in our proprietary Kinetin Plus line.

The $130,000 increased expenditures in 2002 compared to 2001 was primarily due to the increased funding provided to our research partners for the development and testing of potential new skincare products.

We anticipate that our research and development expenditures related to skincare products will increase in 2004 as we work towards developing Zeatin and other patented cytokinins, including building out the leased laboratory space in Denmark. The estimated cost to buildout and equip the facility is $250,000 to $300,000. We will continue to seek to use strategic commercial partners in order to limit these expenditures.

Administration, Sales and Marketing

With the exception of $403,000 of sales and marketing expenses incurred in 2003 related to the business development of our own skincare product line, Kinetin Plus, the Administration, Sales and Marketing expenses are allocated equally to each business segment.

Pharmaceutical Segment

Administration, Sales and Marketing expenses totaled $2,948,000 for 2003, compared with $2,402,000 for 2002 and $2,503,000 for 2001, respectively. The $546,000 increase between 2002 and 2003 is primarily due to increased legal fees associated with litigation matters that were ongoing during 2003.

The decrease of $101,000 in 2002 compared to 2001 was mainly due to more efficient spending programs and the elimination of non-essential administration activities.

The Company expects Administration, Sales and Marketing expenses to decline in 2004 from the 2003 level as a result of anticipated reductions in legal fees and to a lesser extent decreased salary and benefits related a reduction in personnel that occurred in early 2004.

Skincare Segment

Administration, Sales and Marketing expenses totaled $3,352,000 for 2003, compared with $2,402,000 for 2002 and $2,503,000 for 2001, respectively. The $950,000 increase between 2002 and 2003 is primarily due to increased legal fees associated with litigation matters that were ongoing during 2003 and approximately $400,000 spent related to our proprietary product line Kinetin Plus, including the creation, test marketing and production of an infomercial, website and order fulfillment network in 2003.

The decrease of $101,000 in 2002 compared to 2001 was mainly due to more efficient spending programs and the elimination of non-essential administration activities.

The Company expects Administration, Sales and Marketing expenses to decline in 2004 from the 2003 level as a result of anticipated reductions in legal expenses, significantly lower costs related to Kinetin Plus and to a lesser extent decreased salary and benefits related a reduction in personnel that occurred in early 2004.

Impairment Charge

During the 4th quarter of 2003, the Company determined in accordance with SFAS No. 144 "Accounting for the Impairment of Long Lived Assets", that the specialized drug delivery equipment known as Reliaject was impaired because the carrying value of the equipment was greater than the estimated Fair value of $250,000. In making this decision, the Company considered the history of the Reliaject, current alternatives for the equipment, status of ongoing negotiations with possible acquirers, internal expertise for the specialized equipment, and the financial condition of the Company. As a result, a non-cash impairment charge of $2,451,000 was recorded against the pharmaceutical segment. The asset is now separately classified on the balance sheet as "Asset Held for Sale". The fair value of the asset was written down to a minimum value that would be expected to be received excluding any future payments that the Company might receive and are not contingent upon future product sales, regulatory approval and other operational issues that the purchaser will likely need to resolve. The Company expects to consummate a transaction for the Reliaject in fiscal 2004 but is expected to have some ongoing involvement with the equipment, including the receipt of possible future royalties depending on the ultimate success of installing and utilizing the equipment.

Other Income and Expense

April 1999 Refinancing

In April 1999, the Company received $4,751,000 (net of $249,000 in expenses) in cash and refinanced the balance owed of $2,389,000 under a 1998 Credit Agreement with Windsor Capital, in exchange for new notes with Silver Creek Investments Limited, Dandelion Investments Limited, Bomoseen Investments Limited and Elstree Holdings Limited, bearing interest at 8% per annum and originally maturing in April 2002. The notes require semi-annual payment of interest only until maturity and are secured by all of the Company's assets. Interest may be paid in cash or in Ordinary shares of the Company.

In connection with the April 1999 re-financing and settlement agreement, the Company issued Series A, B and C warrants to purchase an aggregate of 3 million Ordinary shares at $1.20 per share, 3.3 million Ordinary shares at $1.50 per share and 1.2 million Ordinary shares at $2.00 per share, respectively. The Series B and Series C warrants expire 10 years from the date of issuance.

June 2001 Refinancing

On June 20, 2001, the Company and its lenders amended their borrowing arrangement, whereby, the maturity of these notes was extended until April 2004. A transaction fee amounting to 5% of the principal amount outstanding on these notes paid to Scorpion Holdings in Ordinary shares worth $369,000 and legal costs of $113,000 were incurred to effect this transaction. In connection with this amendment, the terms of the warrants were also amended. The expiration date of the Series A warrants was extended to ten years from the date of issuance and the exercise price per share was adjusted to $1.00. The exercise price per share of the Series B and Series C warrants were adjusted to $1.25 and $1.00 respectively.

As the outstanding borrowings under the 1999 Securities Purchase Agreement were refinanced by modification of the notes with substantially different terms, the Company was required to recognize the excess of the sum of the fair value of the modified notes and the fair value assigned to the warrant modification as compared to the carrying value of the previous notes net of unamortized issuance costs, as a loss on the extinguishment of debt. As the difference was insignificant, no loss on extinguishment was recorded in 2001.

September 2003 Refinancing

In September 2003, the Company and its lenders completed the refinancing of its $7.4 million of Senior Secured Notes that were originally due in April 2004. Under the terms of the new agreement, Senetek made a principal payment of $2.5 million and the remaining outstanding balance of approximately $4.9 million was extended and will bear interest at 8.5% until March 31, 2004 and subsequently increase to 9.75% until maturity in April 2007.

Annual principal payments equal to one-third of free cash flow, subject to minimum annual payments of $500,000, $750,000, and $750,000, respectively, will be required for each of the years ended December 31, 2003, 2004 and 2005. These principal payments will be due on April 1 following the completion of these fiscal years. Although not yet finalized, the Company is in discussion to extend the $500,000 payment due April 1, 2004 until the end of 2004. In connection with the refinancing, the Company issued Series D Warrants to purchase 4.5 million shares at $0.40 per share for a 7.5 year period, and cancelled the outstanding Series C Warrants which covered 1.2 million shares. The Series D Warrants allow for a reduction in the exercise price if the Company sells stock or grants options below $0.40 per share. No provisions of the previously issued and outstanding Series A and Series B Warrants covering 6.3 million shares were modified.

As the outstanding borrowings under the June 2001 Amended Securities Purchase Agreement were refinanced by modifications of the notes with substantially similar terms, the Company is required to account for the transaction as a modification and not a debt extinguishment. As such, the fair value of the 4.5 million warrants issued with an exercise price of $0.40 per share is treated as additional notes payable discount and amortized until April 2007. The fair value of these warrants calculated using the Black Scholes Model was estimated at $1,447,000 and has been added to the notes payable discount and is being amortized as additional interest expense until maturity of the note in April 2007. The fair value of the 600,000 warrants, issued to financial advisors in the transaction with an exercise price of $0.40 to $0.62 per. share, was calculated at $193,000 using the Black Scholes Model and is treated as additional interest expense. Additional interest expense totaling $277,000 was incurred and expensed related to this refinancing transaction in 2003.

The amortization of the discount on the notes, which is included in interest expense, amounted to $770,000 for the year ended December 31, 2003, compared to $864,000 and $1,095,000 for the years ended December 31, 2002 and 2001 respectively.

Also, included in interest expense for the year ended December 31, 2003 is $814,000 of interest expense primarily related to the notes payable of $7,389,000, of which $277,000 relates to the debt modification in September 2003. Interest expense, excluding amortization of the notes payable discount, was $578,000 and $519,000 for the years ended December 31, 2002 and 2001.

Taxation

Refer to Note 13 to the Financial Statements for discussion of our net operating loss carry-forwards.

Liquidity and Capital Resources

As of December 31, 2003 the Company had cash and equivalents of $1,187,000, a decrease of $2,385,000 since December 31, 2002. This decrease is due primarily to the repayment of $2.5 million of notes payable in

September 2003, extraordinary legal expense related to OMP litigation settled in March 2004, and the development of the Company's proprietary Kinetin Plus skincare line and related infomercial, offset in part by the $3 million prepayment of royalties and product sales by Valeant.

Although the Company incurred a large loss for the year, cash flow from continuing operations generated $231,000 primarily related to the receipt of $3 million prepaid product and royalty fees from Valeant. The Company will be impacted by this prepayment during 2004 as it will not receive any additional royalty payments from Valeant until such time that the $3 million has been earned. As of December 31, 2003, approximately $800,000 of this deferred revenue balance remains. As a result of our loss for the year of $4,994,000 and the extraordinary cash outlays detailed above, our current ratio at December 31, 2003 was .74 compared to 3.18 at December 31, 2002.

Cash and cash equivalents increased by $1,758,000 during 2002 to $3,572,000. This increase is due to increased revenues and an increase in the percentage of revenues represented by high margin royalty receipts. In addition, we increased our current ratio to 3.18 at December 31, 2002, a substantial improvement from 1.94 as of December 31, 2001.

During fiscal 2004, the Company may have periods where additional working capital will be required. The level of our research and development expenditures in 2004 will be dictated by the availability of working capital. Many of our planned expenditures, including the buildout and equipping of research space in Denmark that may cost up to $300,000, can be quickly scaled back if funds are not available. As a result of the Company receiving the majority of its revenue only on quarterly basis, the Company might have periods of time when additional cash could be required. Any potential cash shortfall is expected to subside by not later than the third quarter as the $3 million prepayment of royalties by Valeant is expected to be fully applied and unit sales by Valeant are expected to accelerate. The March 2004 settlement of the OMP lawsuit for which the Company will receive $1.5 million during April 2004 and another $500,000 in royalties payments over the next 12-18 months, will positively impact our cash flow and working capital position. Presently the company is evaluating a number of different alternatives to raise additional cash, including debt financing, equity financing and possible modification of agreements with licensees.

In April 1999, we issued $7,389,000 in aggregate principal amount of secured promissory notes. The notes currently bear interest at a rate of 8.0% per year, payable semi-annually, and were originally due and payable in full in April 2002. On June 20, 2001 under an amendment to the Securities Purchase Agreement the maturity of these notes was extended to April 2004. A transaction fee amounting to 5% of the principal amount outstanding was paid to Scorpion Holdings in Ordinary shares with respect to this transaction. The notes require semi annual payment of interest only until maturity and are secured by our assets. Interest may be paid in cash or in Ordinary shares of Senetek. During 2003, the Company amended the notes by paying down $2,500,000, extending the maturity date to 2007 and increasing the interest rate to 9.75% beginning in April 2004.

Because substantially all of the Company's borrowings are from a single source which has substantial control over the Company's ability to incur additional secured debt or dispose of assets, substantially all of which are pledged as security for the Company's borrowings, in the event that the Company is unable to fund through its operating cash flow or proceeds from the sale of equity securities, continued product development and governmental marketing approvals of its pharmaceutical products or such unbudgeted expenses as the defense of its position in patent litigation, it would currently be dependent upon this source for additional funding, and if it were unable to arrange for funding upon acceptable terms, the Company's business could be materially adversely affected.

Our other most significant expenditure commitments are our research agreements, consulting agreements, employment agreements and property leases, whose details are outlined in the footnotes to the consolidated financial statements.

Based upon projected operating results for the year and the Company's ability to manage discretionary expenditures, the Company presently believes it will have adequate cash in 2004 to fund operations and necessary capital expenditures.

Contractual Obligations

The Company has contractual obligations only through 2007 to make future payments under its long-term note, non-cancelable lease agreements and employment contracts. The following table sets forth these contractual obligations:

	2004	2005	2006	2007	Total
Notes payable—principal (8%-9.75% fixed rate)	$ 500	$ 750[1]	$ 750[1]	$2,889	$4,889
Other long term debt	30	30	8	—	68
Minimum rental commitments	269	475	384	401	1,529
Employment contracts	945	590	319	—	1,854
	$1,744	$1,845	$1,461	$3,290	$8,340

(1) Principal payments equal to the lesser of $750,000 or 1/3 the annual free cash flow defined by the note agreement. Thus required principal payments could be in excess of $750,000.

Government Policy

It is our opinion that there are no aspects of government policy which, as far as can be foreseen, are likely to have a material effect on the conduct of our business, except as generally described in Part I, Item 1, of this Form 10-K under the heading "Government Regulation."

Impact of Inflation

We believe that inflation has not had any material effect on the results of our operations to date.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission requested that all registrants list their three to five most "critical accounting policies" in Management's Discussion and Analysis of Financial Condition and Results of Operations. The Securities and Exchange Commission indicated a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our significant accounting policies are described in the Notes to the consolidated financial statements included in this Form 10-K. We believe that the following accounting policies fit the definition of critical accounting policies. The critical accounting policies were discussed with the audit committee.

Revenue Recognition

Revenue from the sale of the Company's skincare products and named patient sales of Invicorp is recognized at the time of shipment, which is when legal title and risk of loss is transferred to the Company's customers, and is recorded at the net invoiced value of goods supplied to customers after deduction of sales and value added tax where applicable. Royalties received from our licensee on their sale of monoclonal antibodies are recognized in accordance with the contract. Under the contract, royalties received on Level 1 sales which represents Senetek's original customer base, are at a higher rate than royalties received on Level 2 sales. Royalty income from Level 1 and Level 2 sales is recognized by Senetek on the basis of the Level 1 and Level 2 sales reports received from our licensee. Fees received from the licensing of manufacturing and distribution rights for our skincare products are deferred and recognized as revenue as earned, which is generally on a straight-line basis over the life of the contract. Royalties from the Company's skincare licensees are recognized based on estimates that approximate the point products have been sold by the licensees. The Company receives sales reports from the licensee and based upon this information, plus subsequent cash receipts, records royalty revenue. Royalty revenue is generally paid by the Licensee within 60 days of quarter end. Estimates are adjusted to reflect actual results within one quarter of product shipment. Historically, license revenue has not differed significantly from management's estimates.

Impairment of Goodwill and Other Long-lived Assets

We assess the impairment of goodwill and other long-lived assets such as property and equipment whenever events or changes in circumstances indicate that the carrying value may not recoverable. Factors we consider important which could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results;
- Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- Significant negative industry or economic trends.

When we determine that the carrying value of goodwill and other long-lived assets and property and equipment may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of". The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previous reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. In accordance with these standards, we review the carrying value of the Company's property and equipment and intangible assets for impairment in value whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The determination of fair value is a critical and complex consideration when assessing impairment under SFAS No. 144 that involves significant assumptions and estimates. These assumptions and estimates were based on our best judgments. The $2,451,000 Impairment Charge recorded in the 4th quarter of 2003 relating to the Reliaject equipment involves many estimates because of the specialized nature of the equipment.

On January 1, 2002, Statements of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective, and as a result, we ceased amortizing this goodwill. We recorded approximately $133,332 of goodwill amortization during 2001 and would have recorded $133,332 in goodwill amortization during 2003 and 2002. In lieu of amortization, we were required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. Based upon the analysis performed, no goodwill impairment is currently required. However, there can be no assurance that a future impairment charge might not be required.

Income Taxes

As a result of our historical losses, we have significant deferred tax assets that could be utilized if we generate future taxable income and are required to pay income taxes. However, pursuant to the "change in ownership" provisions of the Tax Reform Act of 1986, utilization of our net operating loss carryover may be limited if a cumulative change of ownership of more than 50% occurs within any three-year period. We have not determined if such a change in ownership has occurred or the amount of the loss carryover limitation, if any. We believe that our current business model will ultimately lead to sustained profitability and that the deferred tax asset will have value, but due to our lack of profitable historical operating history, potential limitations on usage of operating losses and general uncertainty, we provided for a 100% valuation allowance against our entire deferred tax asset. Should our operating results and analysis of "change in ownership" provisions indicate that our profitability is more likely than not to lead to the utilization of all or a portion of the deferred tax asset, we will reverse all or a portion of our valuation allowance. Subsequent changes to the estimated net realizable value of the deferred tax asset could cause our provision for income taxes to vary significantly from period to period, although our cash tax payments would remain unaffected until the benefit of the NOL is utilized, assuming that a "change in ownership" does not limit those losses.

Impact of Recently Issued Accounting Standards

See Note 2n to the Consolidated Financial Statements for a summary of recently issued accounting pronouncements.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risks include fluctuations in interest rates, variability in interest rate spread relationships (i.e., Prime to LIBOR spreads) and exchange rate variability.

We believe that fluctuations in interest rates and currency exchange rates in the near term would not materially affect our consolidated operating results, financial position or cash flows as we have limited risks related to interest rate and currency exchange rate fluctuations.

Foreign Currencies

We have operations in the United Kingdom, where the functional currency is the pound sterling. We follow currency translation principles established by Statement of Financial Accounting Standards ("SFAS") No. 52. All assets and liabilities in the balance sheets of the UK operation are translated at period-end exchange rates. All income and expenditure items in the profit and loss account of the UK operation are translated at average monthly exchange rates. Translation gains and losses arising from the translation of the financial statements of the UK operation are not included in determining net income but are accumulated in a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the determination of net income in the period in which they occur. We do not use any methods to hedge the effect of changes in the pound sterling exchange rate.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 14(a)(1) and 14(a)(2) of Part IV of this Report on Form 10-K.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A—CONTROLS AND PROCEDURES

Our chief executive officer and our principal financial officer have evaluated the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2003. Based on that evaluation, our chief executive officer and our principal financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information that we are required to disclose in reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified by the Exchange Act rules.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable assurance regarding management's control objectives. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

During the quarter ended December 31, 2003, there were no changes to our internal controls over financial reporting which were identified in connection with the evaluation of our disclosure controls and procedures required by the Exchange Act rules and which have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART III

ITEM 10—DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

We currently have seven Directors.

Name	Position with Company	Director Since	Age
Frank J. Massino	Chairman of the Board of Directors and Chief Executive Officer	1998	56
Uwe Thieme	Director	1998	62
Andreas Tobler	Director and Chief Operating Officer and Managing Director—Europe	1998	53
Franklin Pass	Director	2002	66
George Fellows	Director	2003	60
Anthony Williams	Director	2003	57
Kevin McCarthy	Director	2003	43

Mr. Massino became Chairman and Chief Executive Officer of Senetek PLC in November 1998. Prior to becoming Chairman and Chief Executive Officer of Senetek, Mr. Massino served as President of Carme Cosmeceutical Sciences, Inc., a wholly-owned subsidiary of Senetek. Drawing on professional management experience at major corporations such as Glaxo, Ortho Pharmaceutical Corporation, Johnson & Johnson, Pfizer and IBM, Mr. Massino has reshaped the corporate structure of Senetek, defined its strategic direction and focused us soundly on our core competencies. During his career, Mr. Massino has successfully negotiated more than 40 licensing agreements with major pharmaceutical companies. For nine years he held executive management positions at Ortho Pharmaceutical, including Director of Business Development and New Products, and in 1982 was named "Division Manager of the Year." While at Ortho, Mr. Massino was involved in the development of Renova, which in 1995, was also approved for anti-aging applications under the Renova trademark, and directed major product launches. As Product Director of Marketing and Division Sales Manager at Glaxo Inc., he repositioned a mature line of corticosteroids into a $60 million psoriasis business, successfully launched two new ethical pharmaceutical products and championed the internal development of two critically important product line extensions. Mr. Massino holds a degree in Finance and Chemistry from the University of Illinois and is a graduate of the Marketing Management Program of the Columbia Executive Program at Columbia University and the Management of Managers Program of the Graduate School of Business Administration at the University of Michigan. Mr. Massino is highly experienced in drug delivery technology and holds a patent on a drug delivery device. He is an active member of the Licensing Executives Society.

Dr. Uwe Thieme was appointed a director in April 1998. He qualified as a Doctor of Medicine at the University of Gottingen in 1968 and became a Board Certified Radiologist in 1975. He currently practices as a senior partner in a private Radiology practice and is a Board Member of the German Radiology Association ("GRA") and the German Radiology Science Association ("GRSA"). He is a member of the management advisory committee for the GRSA's 8.1 billion Deutsche Mark pension fund. Until recently he has held the positions of Deputy Mayor of the City of Goslar and Deputy Governor of the County of Goslar, Germany. Since November, 2001 Dr. Thieme has served as the President of the City Council of Goslar, Germany.

Andreas O. Tobler was appointed a director in November 1998 and as Senetek's Chief Operating Officer and Managing Director—Europe on October 1, 2002. Previously, Mr. Tobler was Managing Director of Technology Brain Source GmbH, a Swiss-based financial & technology advisory company which acted as a consultant to Senetek from January 2002 until October 2002. He is also Chairman of Online Capital Group, Inc., a US-Swiss based financial services company and a Director at Online Capital Inc. From 2000 to January 2002, Mr. Tobler acted as CEO of Mediphore-Biotechnologie AG, an Austrian based biotechnology company. Mr. Tobler held senior positions at Sector Communications, Inc. (1998–1999), Cornerstone Financial Corporation, New York (1996–1998), and Nextgen Communications Corp. (1991–1996). Mr. Tobler's past experience also includes Managing Partner, Royal Trust Bank (Switzerland), Zurich (1988–1991); Vice President and Head of Corporate Finance Citibank, Zurich (1987–1988); and Vice President and Head of Capital Markets, Credit Suisse, New York (1982–1987). Mr. Tobler has a law degree from the University of Zurich and a Master's degree from New York University.

Dr. Franklin Pass was appointed a director in February 2002. Since March 2001 he has been Vice Chairman of Antares Pharma, Inc., which develops and markets pharmaceutical delivery systems, and is Managing Director at Cherry Tree Securities, a Minnesota-based investment banking group which provided consulting services to the Company from January 2002 to June 2002. Previously, Dr. Pass was Chairman and CEO of Antares Pharma, Inc., BioSeeds International, Ltd., and Molecular Genetics, Inc. (MGI Pharma, Inc.), which he co-founded. He served as CEO of Medi-ject Corp. from 1993 to 2001. He has served as Director of the American Academy of Dermatology, Director of Dermatology at the Albert Einstein College of Medicine, and Clinical Professor at the University of Minnesota, Department of Dermatology. He received his medical degree from the University of Minnesota, School of Medicine.

Mr. George Fellows was appointed a director in June 2003. Since July 2003, Mr. Fellows has been an advisor to Investcorp, a New York City-based global investment group, providing general management advice with a focus on sales and marketing. From December 1999 through June 2003, Mr. Fellows was engaged in management and marketing consulting. From February 1993 through December 1999, Mr. Fellows was, successively, President, Revlon U.S.A., Chief Operating Officer, and President and Chief Executive Officer of Revlon, Inc., a global beauty products manufacturing and marketer. Mr. Fellows is a director of VF Corporation, a company listed on the New York Stock Exchange, and has been a director and member of the Executive Committee of the National Association of Chain Drug Stores and of The Cosmetics, Toiletries and Fragrances Association. Mr. Fellows received a B.S. degree with honors from City College of The City of New York, an M.B.A. with honors from Columbia Business School, and graduated from the Harvard Advanced Management Program.

Mr. Anthony Williams was appointed a director in February 2003. He is a Corporate Partner at Coudert Brothers LLP and specializes in mergers and acquisitions. During his 30 years at Coudert Brothers, Mr. Williams has served as Chairman of the Executive Committee from 1993 to 2001 and as Administrative Partner, responsible for worldwide operations. He is a graduate of Harvard University and New York University School of Law. He has been admitted to the Bar at the United States Supreme Court, the State of New York and State of California. Mr. Williams sits on the board of the following companies and organizations: RAG American Coal Holdings, Inc., DBT America Inc., Trautman Wasserman & Company Inc., IE Holdings, Ltd., Brook Capital Corporation, Plymouth Holdings Limited, River Ventures, Inc., Fenn Wright & Manson and the German American Chamber of Commerce.

Mr. Kevin McCarthy was appointed a director in February 2003. He is President of Scorpion Holdings Inc., a company involved in private equity investing, including sourcing, structuring, executing and monitoring portfolio investments. He has held the position since 1995. From 1993 until 1995, Mr. McCarthy served as Senior Vice President and Chief Financial Officer of Rosecliff Inc., an investment company based in New York. Previously, Mr. McCarthy served 10 years with Ernst & Young, in Boston, San Jose and New York, becoming a partner in the Mergers and Acquisitions group in 1993. Mr. McCarthy sits on the board of the following companies: San Francisco Toymakers, Inc., Walk About Computers Inc., Pac Pizza LLC and American Staffing LLC.

Board Compensation

Beginning in 2003, non-employee directors received a quarterly $2,500 cash stipend. Beginning in 2004, the Company has established a Deferred Compensation Plan that allows the directors to receive their directors' stipend in stock. The stock will not be issued until the end of the fiscal year or until the director departs from the Board. The number of shares of stock will be calculated quarterly based upon the average trading price of the stock.

New directors are typically given a stock option grant of 150,000 the time of joining the Board. There is currently no separate stock option plan exclusively for non employee directors that provides for fixed annual grants to non-employee directors. During fiscal 2003, George Fellows, Anthony Williams and Kevin McCarthy were each granted an option for 150,000. Additionally, in December 2003, Anthony Williams was granted an option for 100,000 shares upon accepting the role of Vice Chairman of the Board of Directors.

We have retained certain Directors from time to time to provide consulting services in their areas of expertise. Prior to his resignation from the Board of Directors and his commencement as an employee of the Company, effective April 1, 2003, Wade Nichols received $45,000 in consulting fees in 2003.

We maintain stock option plans for employees, including Directors, and non-executive Directors and our consultants, as described under "Stock Option Plans" below.

Executive Officers

Frank J. Massino, Chairman and Chief Executive Officer (see above).

Andreas Tobler, Chief Operating Officer (see above).

Wade H. Nichols, age 61, has served as Executive Vice President, Corporate Development, and General Counsel of the Company since April 2003, and prior to that was a Director of the Company from February 2002. Prior to that, Mr. Nichols was employed for 23 years by Revlon, Inc., a global beauty products manufacturer and marketer, retiring from that company as Executive Vice President and Chief Administrative Officer in 2001. Mr. Nichols is an attorney. He received a B.A. degree with honors from Yale College and an LL.B. degree with honors from Columbia Law School.

Stewart Slade, age 45, is Vice President for European Operations and Company Secretary. Mr. Slade has been with Senetek since 1997. From January 2000 to December 2002, he was the Company's Acting Principal Financial Officer. From July 1998 to January 2000, Mr. Slade was the Company's Chief Financial Officer, and from April 1998 to June 1998, the Company's Chief Accountant. From October 1997 to May 1998, he served as a financial consultant to the Company. Mr. Slade holds a Bachelor of Science degree in Chemistry from the University of Leeds and is a member of the Institute of Chartered Accounts in England and Wales.

Brad Holsworth, age 43, became Chief Financial Officer of Senetek on March 1, 2003. During January and February 2003 Mr. Holsworth provided consulting services to the Company for which he was compensated $16,000. From 2000 to February 2003, Mr. Holsworth was Chief Financial Officer for WideOrbit Inc. and Prescient Capital LLC, affiliated companies in the media software licensing and money management businesses. From 1999 to 2000, Mr. Holsworth served as Principal for Finance and Accounting of Bank of America Securities. From 1982 to 1999, Mr. Holsworth worked in public accounting, the last 4 years as a partner at BDO Seidman, LLP. Mr. Holsworth served as a Director and Chairman of the audit committee for U.S. Home and Garden, a NASDAQ traded company, from 1999 until March 2004 when a merger was consummated. Mr. Holsworth is also a Director of WideOrbit, Inc. Mr. Holsworth holds a B.S. in Accounting from the University of Santa Clara and is a member in good standing with the American Institute of Certified Public Accountants and the California Society of CPA's.

Financial Expert

The Board of Directors has determined that George Fellows, a member of the Audit Committee, qualifies as an "audit committee financial expert," and is "independent," as defined in the applicable SEC rules.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the United States Securities Exchange Act of 1934, Senetek's Directors, executive officers and any persons holding more than 10% of our equity securities are required to report their ownership of equity securities and any changes in their ownership, on a timely basis, to the SEC. To our knowledge, based solely on materials provided and representation made to us, for the fiscal year ended December 31, 2003, all reports required by Section 16(a) were filed on a timely basis.

Code of Ethics

The Company has adopted a code of ethics that applies to its chief executive officer and senior financial officers. A copy of this code of ethics can be found on the Company's website at ***senetekplc.com***. In the event of any amendment to, or waiver from, the code of ethics, the Company will publicly disclose the amendment or waiver by posting the information on its website.

ITEM 11—EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information concerning the compensation of the Executive Officers and their capacity at December 31, 2003.

Name and Principal Position	Fiscal Year	Annual Compensation		Long-Term Compensation	All Other Compensation
		Salary	Bonus	Options(1)	
Frank Massino	2003	$319,000	$ —	—	$ 24,847(2)
Chairman and Chief Executive Officer	2002	$290,000	—	900,000	$ 65,248(4)
	2001	$250,000	50,000	—	$ 12,000(3)
Stewart Slade	2003	$122,580	—	—	$ 9,133(3)
Vice President European Operations	2002	$116,580	—	50,000	$ 8,250(3)
Acting Principal Financial Officer and Company Secretary	2001	$116,580	—	—	$ 8,250(3)
Andreas Tobler	2003	$198,000	—	—	$ 6,000(6)
Chief Operating Officer	2002	$ 49,500	—	—	$141,000(6)
And Managing Director—Europe	2001	—	—	—	—
Wade Nichols	2003	$173,459	—	—	$ 50,400(5)
Executive Vice President,	2002	—	—	150,000	$105,200(5)
Corporate Development and General Counsel	2001	—	—		—
Brad Holsworth	2003	$150,455	—	25,000(7)	$ 21,000(7)
Chief Financial Officer	2002	—	—	—	—
	2001	—	—	—	—

(1) Options entitle the grantee to purchase Ordinary Shares from Senetek. There is no public trading market for our Ordinary Shares, although there is a trading market in the United States for Ordinary Shares represented by American Depositary Shares. Any subsequent conversion from Ordinary Shares into American Depositary Shares, evidenced by American Depositary Receipts, entails the grantee paying UK Inland Stamp Duty Reserve Tax at 1.5% on the deemed market value or, in certain cases, on the exercise price, of the shares so converted, and a present fee of either $0.03 or $0.02 per Ordinary Share converted into an American Depositary Share, to The Bank of New York, the US Depositary for such conversion.

(2) Car allowance of $1,000 per month and car expense reimbursement.

(3) Car allowance.

(4) Car allowance, car expense reimbursement and payment for accrued but unused vacation.

(5) Consulting fees of $45,000 in 2003 and $105,000 in 2002 prior to becoming an employee in April 2003. Car allowance of $600 per month commencing with employment.

(6) Payment for consulting services for the period January 1, 2002 to September 30, 2002 plus $500 per month car allowance commenced October 2002.

(7) Consulting fees of $16,000 plus an option to purchase 25,000 shares of common stock prior to commencing employment in March 2003. Car allowance of $500 per month commencing with employment.

Employment Contracts, Termination of Employment and Change of Control Provisions

We have entered into an employment contract with Mr. Massino. Mr. Massino has a three year evergreen contract. The contract provides for a salary of $319,000 per annum (as approved by the Board on December 20, 2002), an automobile allowance of $1,000 per month and reimbursement of related automobile expense. The contract provides for up to three years of additional compensation in the event of a change of control.

We have entered into an employment contract with Mr. Tobler. Mr. Tobler has an employment contract with an effective term from October 1, 2002 until October 1, 2005. The contract provides for a salary of $198,000 per annum and an automobile allowance of $500 per month. The contract provides for certain guaranteed payments for up to three years in the event of a hostile change of control.

In March 2003, the Company entered into an employment contract with Brad Holsworth, Chief Financial Officer that runs from March 2003 to April 2005. The contract provides an annual salary of $185,000 plus a $500 monthly automobile allowance. The contract provides for certain guaranteed payments for up to three years in the event of a hostile change of control.

In April 2003, the Company entered into an employment agreement with Wade Nichols, its Executive Vice President, Corporate Development and General Counsel from April 2003 to March 2005. The contract provides an annual salary of $243,000 plus a $600 monthly automobile allowance. The contract provides for certain guaranteed payments for up to three years in the event of hostile change of control

Stock Option Plans

We have two stock option plans pursuant to which options to purchase our Ordinary shares may be granted. The first plan relates to the grant of options to employees, including employee Directors, and officers of Senetek. The second plan relates to the grant of options to non-executive (non-employee) Directors and consultants. In both cases, the exercise price of these options may not be less than the fair market value of American Depositary share representing one of our Ordinary shares on the date of grant. Additionally, from time to time certain options have been issued outside the plans.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price	Option Term Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Individual Grants in 2002	
					5%	10%

No options were granted to executive management employees during fiscal 2003.

Aggregated Option Exercise During 2003 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year-Ended 2003		Value of Unexercised In-the-Money Option at Fiscal Year-End 2003	
			Exercisable	Unexercisable	Exercisable	Unexercisable
F. Massino	—	—	2,837,500	762,500	—	—
S. Slade	—	—	185,000	65,000	—	—
A. Tobler	—	—	845,000	—	—	—
W. Nichols	—	—	150,000	—	—	—
B. Holsworth	—	—	25,000	—	—	—

Compensation Committee Interlocks and Insider Participation

Mr. Williams, Mr. McCarthy and Mr. Fellows, who are members of our Compensation Committee, are not current or former officers or employees of Senetek or any of its subsidiaries. No executive officer served as a director or member of the compensation committee of another entity, one of whose executive officers served as our director or as a member of our compensation committee.

Security Ownership

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Senetek's outstanding Ordinary shares as of March 25, 2003 by each of Senetek's Directors, who is a stockholder; (ii) our Chief Executive Officer; (iii) our other executive officers currently in office; (iv) all executive officers and directors of Senetek as a group; and (v) each person believed by Senetek to own beneficially more than 5% of our outstanding Ordinary shares. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them. The address of each of our Directors and executive officers is that of Senetek.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Class(1)
Frank J. Massino	3,063,800(2)	4.9%
Uwe Thieme	280,200(2)	*
Andreas Tobler	855,200(2)	1.4
Stewart Slade	189,000(2)	*
Franklin Pass	150,000(2)	*
George Fellows	—	
Wade Nichols	180,000(2)	*
Kevin McCarthy	200,600(2)(3)	*
Anthony Williams	150,000(2)	*
Bradley D. Holsworth	26,000(2)	*
All Directors and Executive Officers as a group (10 persons)	5,094,800	8.0%

* Less than one percent

(1) For purposes of this table, a person or a group of persons is deemed to have "beneficial ownership" as of a given date of any shares which that person has the right to acquire within 60 days after that date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which that person or persons has the right to acquire within 60 days after that date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes the following number of shares issuable upon exercise of options or warrants that are currently exercisable or will become exercisable within 60 days of March 25, 2004: Mr. Massino: 2,987,500; Dr. Thieme: 280,000; Mr. Tobler: 845,000; Mr. Slade: 185,000; Dr. Pass: 150,000; Mr. Holsworth: 25,000; and Mr. Nichols 150,000.

(3) Includes 6,000 Ordinary shares held as custodian for a minor. Excludes 341,747 shares held by Scorpion Holdings, Inc., issued in respect of investment banking services rendered during 2001, and warrants to purchase 11,333,333 Ordinary shares held by entities or individuals for which Scorpion Holdings acts as an investment advisor.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Beginning in 2003, non-employee directors received a quarterly $2,500 cash stipend. Beginning in 2004, the Company has established a Deferred Compensation Plan that allows the directors to receive their directors' stipend in stock. The stock will not be issued until the end of the fiscal year or until the director departs from the Board. The number of shares of stock will be calculated quarterly based upon the average trading price of the stock.

New directors are typically given an option to purchase 150,000 shares upon joining the Board. There is currently no separate stock option plan exclusively for non employee directors that provide for fixed annual grants to non-employee directors. During fiscal 2003, George Fellows, Anthony Williams and Kevin McCarthy were each granted an option to purchase 150,000 shares. Additionally, in December 2003, Anthony Williams was granted an option to purchase 100,000 shares upon accepting the role of Vice Chairman of the Board of Directors.

We have retained certain Directors from time to time to provide consulting services in their areas of expertise. Prior to his resignation from the Board of Directors and his commencement as an employee of the Company in effective April 1, 2003, Wade Nichols received $45,000 in consulting fees in 2003. Anthony Williams, a director of the Company, is a partner of Coudert Brothers LLP, a law firm that renders legal services to the company.

During 2003, the Company entered into a month to month consulting agreement with Cherry Tree Development, LLC to act as an advisor related to Company's licensing of its proprietary sexual dysfunction drug, Invicorp, and drug delivery system, Reliaject. Cherry Tree Development, LLC, an entity affiliated with board member Dr. Franklin Pass, was compensated a total of $36,000 for their services during 2003.

The Company is required to pay the two discoverers of Kinetin an equal royalty based on the Company revenues from Kinetin. One of the discoverers of Kinetin is Dr. Brian Clark, the Chief Scientist for the Company, Total royalty expense related to Kinetin Sales for 2003, 2002, and 2001 totaled $163,000, $116,000, and $81,000, respectively, of which Dr. Clark received 50%.

ITEM 14—PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee of the Board of Directors appointed BDO Seidman, LLP as independent accountants to examine our consolidated financial statements for the year ending December 31, 2003 and to render other professional services as required.

Aggregate fees billed by our principal accountants, BDO Seidman, LLP and its United Kingdom member firm BDO Stoy Hayward for audit services related to the most recent two years, and for other professional services billed in the most recent two fiscal years, were as follows:

Type of Service	2003	2002
Audit Fees (1)	$180,000	$224,000
Other Audit-Related Fees (2)	3,000	18,000
Tax Fees (3)	51,000	186,000
Total	$224,000	$428,000

(1) **Audit Fees:** This category includes fees for the audit of our annual financial statements, review of the financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

(2) **Other-Audit Related Services.** Services for special royalty audits.

(3) **Tax Fees:** This category consists of fees for professional services rendered by BDO Seidman and BDO Stoy Hayward for United States and United Kingdom tax compliance including tax return preparation, technical tax advice and tax planning.

The Audit Committee has established a policy governing our use of BDO Seidman LLP and BDO Stoy Hayward LLP (collectively "BDO") for non-audit services. Under the policy, management may use BDO non-audit services that are permitted under SEC rules and regulations, provided that management obtains the Audit Committee's approval before such services are rendered. In fiscal 2003, all fees identified above under the captions "Audit-Related Fees" and "Tax Fees" that were billed by BDO were approved by the Audit Committee.

The Audit Committee has determined the rendering of other professional services for audit related matters, tax compliance and tax advice by BDO is compatible with maintaining BDO's independence.

PART IV

ITEM 15—EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) The following consolidated financial statements are included in Item 8:

(a)(2) The following financial statement schedules are submitted herewith:

Schedule II is included in Item 8.

(a)(3) The following Exhibits are filed or incorporated by reference as part of this Report on Form 10-K:

3.1 Certificate of Incorporation of Senetek PLC.

Filed as an Exhibit with corresponding Exhibit Number to Registrant's Registration Statement on Form F-1, Registration No. 33-3535, and incorporated herein by reference.

3.2 Memorandum and Articles of Association of Senetek PLC (defining the rights of security holders, subject to the provisions of the United Kingdom Companies Act 1985).

Filed as an Exhibit with corresponding Exhibit Number to Registrant's Registration Statement on Form F-1, Registration No. 33-3535, and incorporated herein by reference.

10.1 Senetek No. 1 Share Option Scheme for Employees.

Filed as an Exhibit to Registrant's Report on Form S-8 on October 8, 1993, Registration No. 33-70136, and incorporated herein by reference.

10.2 Asset Purchase Agreement dated as of July 31, 1995, between Carme International, Inc. a wholly owned subsidiary of Senetek PLC and Carme Inc.

Filed as an Exhibit on Form 8-K, dated October 10, 1995 (as amended), and incorporated herein by reference.

10.3 Senetek No. 2 Executive Share Option Scheme for Non-Executive Directors and Consultants.

Filed as an Exhibit to Registrant's Registration Statement on Form S-8 on October 8, 1993, Registration No. 33-70136, and incorporated herein by reference.

10.4 Amended and restated Deposit Agreement dated November 6, 1992 between Senetek PLC and The Bank of New York.

The form of such Agreement was filed as an Exhibit on Form F-6 with the Securities and Exchange Commission on March 19, 1992, Registration No. 33-46638, and is incorporated herein by reference.

10.14 Service Agreement dated December 30, 1998 between Senetek PLC and Mr. F. J. Massino.

Filed as an exhibit to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.

10.16 Securities Purchase Agreement dated April 13, 1999 by and among Senetek PLC and certain other parties thereto.

Filed as an exhibit to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.

10.17 Securities Purchase Agreement ("Securities Purchase Agreement") dated April 14, 1999 between Senetek PLC and the various purchasers designated in the agreement.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.18 Form of Senior Secured Note due April 14, 2002 issued by Senetek PLC pursuant to the Securities Purchase Agreement.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.19 Form of Series A Warrant issued by Senetek pursuant to the Securities Purchase Agreement.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.20 Form of Series B Warrant issued by Senetek pursuant to the Securities Purchase Agreement.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.21 Form of Series C Warrant issued by Senetek pursuant to the Securities Purchase Agreement.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.22 Registration Rights Agreement dated as of April 14, 1999 among Senetek PLC and the parties designated therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.23 Security Agreement dated as of April 14, 1999 by and between Senetek PLC and the parties designated therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.24 Pledge Agreement dated as of April 14, 1999 by and between Senetek PLC and the parties designated therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.25 Pledge Agreement dated April 14, 1999 by and between Senetek Drug Delivery Technologies Inc. and the parties designated therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.26 Guaranty dated as of April 14,1999 executed by Senetek Drug Delivery Technologies Inc. and Carme Cosmeceutical Sciences Inc.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.27 Patent and Security Agreement dated as of April 14, 1999 between Senetek PLC and the parties designated therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.28 Fixed and Floating Security Document dated April 14, 1999 executed by Senetek PLC in favor of the Collateral Agent named therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.30 Settlement Agreement dated April 13, 1999 among Senetek PLC and the parties named therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

10.31 Form of Amended Series A Warrant issued by Senetek pursuant to the Securities Purchase Agreement.

Filed as an exhibit to Amendment No. 1 of Registrant's Registration Statement on Form S-3, Registration No. 333-37782, filed on January 23, 2001 and incorporated herein by reference.

10.32 Form of Amended B Warrant issued by Senetek pursuant to the Securities Purchase Agreement.

Filed as an exhibit to Amendment No. 1 of Registrant's Registration Statement on Form S-3, Registration No. 333-37782, filed on January 23, 2001 and incorporated herein by reference.

10.33 Form of Amended C Warrant issued by Senetek pursuant to the Securities Purchase Agreement.

Filed as an exhibit to Amendment No. 1 of Registrant's Registration Statement on Form S-3, Registration No. 333-37782, filed on January 23, 2001 and incorporated herein by reference.

10.34 First Amendment to the Securities Purchase Agreement dated as of June 20, 2001 by and among Senetek PLC and certain the various purchasers designated in the agreement.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

10.35 Form of Amended and Restated Senior Secured Note due April 14, 2004 issued by Senetek PLC pursuant to the First Amendment to the Securities Purchase Agreement.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

10.36 Form of Amended and Restated Series A Warrant, issued by Senetek PLC pursuant to the First Amendment to the Securities Purchase Agreement.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

10.37 Form of Amended and Restated Series B Warrant, issued by Senetek PLC pursuant to the First Amendment to the Securities Purchase Agreement.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

10.38 Form of Amended and Restated Series C Warrant, issued by Senetek PLC pursuant to the First Amendment to the Securities Purchase Agreement.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

10.39 Amended and Restated Registration Rights Agreement dated as of June 20, 2001 among Senetek PLC and the parties designated therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

10.40 First Amendment to the Security Agreement dated as of June 20, 2001 by and between Senetek PLC and the parties designated therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

10.41 First Amendment to the Pledge Agreement dated as of June 20, 2001 by and between Senetek PLC and the parties designated therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

10.42 First Amendment to the Pledge Agreement dated as of June 20, 2001 by and between Senetek Drug Delivery Technologies, Inc. and the parties designated therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

10.43 First Amendment to the Guaranty dated as of June 20, 2001 executed by Senetek Drug Delivery Technologies, Inc. and Carme Cosmeceutical Sciences, Inc.

Filed as an exhibit to Registrant's Report on Form 10-Q for the Quarter ended June 30, 2001 and incorporated herein by reference.

10.44 First Amendment to the Patent and Trademark Security Agreement dated as of June 20, 2001 by and between Senetek PLC and the parties designated therein.

Filed as an exhibit to Registrant's Report on Form 10-Q for the Quarter ended June 30, 2001 and incorporated herein by reference.

10.45 Investment Advice Agreement dated as of June 20, 2001 by and between Senetek PLC and Scorpion Investments, Inc.

Filed as an exhibit to Registrant's Report on Form 10-Q for the Quarter ended June 30, 2001 and incorporated herein by reference.

10.46 Revolving Credit Agreement dated as of June 20, 2001 by and between Senetek PLC and Wallington Investments, Ltd.

Filed as an exhibit to Registrant's Report on Form 10-Q for the Quarter ended June 30, 2001 and incorporated herein by reference.

10.47 Form of Revolving Note, issued by Senetek PLC pursuant to the Revolving Credit.

Filed as an exhibit to Registrant's Report on Form 10-Q for the Quarter ended June 30, 2001 and incorporated herein by reference.

10.48 Distribution Agreement dated as of October 15, 1998, by and between Carme Cosmeceutical Sciences, Inc. and ICN Pharmaceuticals.

Filed as an exhibit to Registrant's Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.

10.49 License and Supply Agreement dated as of May 26, 2000 by and between Senetek PLC and Buth-Na-Bodhaige, Inc.

Filed as an exhibit to Registrant's Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.

10.50 License Agreement dated as of June 8, 2000 between Senetek PLC and Revlon Consumer Products Corporation.

Filed as an exhibit to Registrant's Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.

10.51 Production and Marketing Agreement dated as of August 15, 2000 between Senetek PLC and Signet Laboratories, Inc.

Filed as an exhibit to Registrant's Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.

10.52 Warrant to Purchase 1,000,000 Ordinary Shares of Senetek PLC issued June 8, 2000 to Revlon Consumer Products Corporation.

Filed as an exhibit to Registrant's Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference.

10.53 Amendment to Agreement dated as of November 30, 2000 by and between Senetek PLC and Buth-Na-Bodhaige.

Filed as an exhibit to Registrant's Report on Form 10-K for the Fiscal Year ended December 31, 2001 and incorporated herein by reference.

10.54 First Amendment to License Agreement dated June 8, 2000 by and between Senetek PLC and Revlon Consumer Products Corporation.

Filed as an exhibit to Registrant's Report on Form 10-K for the Fiscal Year ended December 31, 2001 and incorporated herein by reference.

*10.55 Development and Distribution Agreement dated November 12, 2002 by and between Senetek PLC and Douglas Pharmaceuticals Limited.

Filed as an exhibit to Registrant's Report on Form 10-K for the Fiscal Year ended December 31, 2002 and incorporated herein by reference.

*10.56 License Agreement dated March 12, 2002 by and between Senetek PLC and Enprani Co., Ltd.

Filed as an exhibit to Registrant's Report on Form 10-K for the Fiscal Year ended December 31, 2002 and incorporated herein by reference

*10.57 License and Supply Agreement dated November 12, 2002 by and between Senetek PLC and Shaklee Corporation.

Filed as an exhibit to Registrant's Report on Form 10-K for the Fiscal Year ended December 31, 2002 and incorporated herein by reference

*10.58 License Agreement dated September 30, 2002 by and between Senetek and Vivier Pharma Inc.

Filed as an exhibit to Registrant's Report on Form 10-K for the Fiscal Year ended December 31, 2002 and incorporated herein by reference

*10.59 License Agreement dated January 1, 2003 by and between Senetek PLC and Panion & BF Biotech, Inc

Filed as an exhibit to Registrant's Report on Form 10-Q for the period ended March 31, 2003 and incorporated herein by reference

10.60 Employment contract dated March 3, 2003 between the Company and Bradley D. Holsworth

Filed as an exhibit to Registrant's Report on Form 10-Q for the period ended March 31, 2003 and incorporated herein by reference.

*10.61	License Agreement dated March 21, 2003 by and between Senetek PLC and LaviPharm S.A.
	Filed as an exhibit to Registrant's Report on Form 10-Q for the period ended March 31, 2003 and incorporated herein by reference
10.62	Employment contract dated April 1, 2003 between the Company and Wade Nichols.
	Filed as an exhibit to Registrant's Report on Form 10-Q for the period ended June 30, 2003 and incorporated herein by reference
10.63	Research Collaboration Agreement dated June 10, 2003 by and between Senetek PLC and Beiersdorf A.G.
	Filed as an exhibit to Registrant's Report on Form 10-Q for the period ended June 30, 2003 and incorporated herein by reference
*10.64	Cooperative Research and Development Agreement dated June 11, 2003 by and between Senetek PLC and Institute of Experimental Botany, Academy of Sciences, Czech Republic
	Filed as an exhibit to Registrant's Report on Form 10-Q for the period ended June 30, 2003 and incorporated herein by reference
10.65	Second Amendment to the Securities Purchase Agreement dated September 4, 2003 by and between Senetek PLC and various purchasers designated in the Agreement.
	Filed as an exhibit to Registrant's Report on Form 10-Q for the period ended September 30, 2003 and incorporated herein by reference
10.66	Amendment No. 1 to the Amended and Restated Registration Rights Agreement dated September 4, 2003.
	Filed as an exhibit to Registrant's Report on Form 10-Q for the period ended September 30, 2003 and incorporated herein by reference
10.67	Form of Second Amended and Restated Senior Secured Notes Due April 1, 200 dated September 4, 2003
	Filed as an exhibit to Registrant's Report on Form 10-Q for the period ended September 30, 2003 and incorporated herein by reference
10.68	Form of Series D Warrant issued by Senetek PLC pursuant to the Second Amendment to the Securities Purchase Agreement dated September 4, 2003
	Filed as an exhibit to Registrant's Report on Form 10-Q for the period ended September 30, 2003 and incorporated herein by reference
*10.69	License Agreement dated August 1, 2003 between ICN Pharmaceuticals, Inc. and Senetek PLC
	Filed as an exhibit to Registrant's Report on Form 10-Q for the period ended September 30, 2003 and incorporated herein by reference
*10.70	Amendment #1 dated December 1, 2003 to the license agreement dated August 1, 2003 between Valeant Pharmaceuticals (formerly ICN Pharmaceuticals) and Senetek PLC
21	Subsidiaries of Senetek PLC.
	Filed as an exhibit to Registrant's Report on Form 10-K for the Fiscal Year ended December 31, 2001 and incorporated herein by reference.
23	Consent of Independent Certified Public Accountants.
24	Power of Attorney. Included on the signature page to this Annual Report on Form 10-K.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Confidential treatment has been requested as to certain portions of those exhibits.

(b) Reports on Form 8-K

A Current Report on Form 8-K dated November 14, 2003 was filed announcing the Financial Results and Investor conference call for the quarter ended September 30, 2003

A Current Report on Form 8-K dated December 5, 2003 was filed announcing the settlement of the lawsuit with the Thieme Brothers.

A Current Report on form 8-K dated December 19, 2003 was filed announcing the results of the shareholder vote from our December 18, 2003 Annual General Meeting.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Napa, State of California, on this 29th day of March, 2004.

SENETEK PLC

By: /s/ F. J. MASSINO

Frank J. Massino
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY TO SIGN AMENDMENTS

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Frank J. Massino and Bradley D. Holsworth, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ F. J. MASSINO **Frank J. Massino**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 29, 2004
/s/ B. D. HOLSWORTH **Bradley D. Holsworth**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2004
/s/ A. TOBLER **A. Tobler**	Director	March 29, 2004
/s/ U. THIEME **U. Thieme**	Director	March 29, 2004
/s/ K. MCCARTHY **Kevin McCarthy**	Director	March 29, 2004
/s/ F. PASS **F. Pass**	Director	March 29, 2004
/s/ G. FELLOWS **G. Fellows**	Director	March 29, 2004
/s/ A. WILLIAMS **Anthony Williams**	Director	March 29, 2004

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Board of Directors and
Stockholders of Senetek PLC

We have audited the accompanying consolidated balance sheets of Senetek PLC and its subsidiaries as of December 31, 2003 and 2002, and the related statements of operations, stockholders' (deficit) equity and comprehensive (loss) income and cash flows for each of the three years in the period ended December 31, 2003. We have also audited Schedule II – Valuation and Qualifying Accounts (the Schedule). These financial statements and the Schedule are the responsibility of Senetek PLC's management. Our responsibility is to express an opinion on these consolidated financial statements and the Schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and Schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and Schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and Schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senetek PLC and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2g to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

Also, in our opinion, Schedule II presents fairly, in all material respects, the information set forth therein.

/s/ BDO SEIDMAN, LLP

BDO Seidman, LLP

San Francisco, California
March 19, 2004

SENETEK PLC

CONSOLIDATED BALANCE SHEETS
($ in thousands, except share and per share amounts)

	December 31, 2003	December 31, 2002
ASSETS (Note 9)		
Current Assets		
Cash and Cash Equivalents	$ 1,187	$ 3,572
Trade Receivables (net of allowance for doubtful accounts of $10,000 in 2003 and $0 in 2002) (Note 3)	660	1,311
Receivables related to disposed asset group (net of allowance for doubtful accounts of $35,000 in 2003 and $107,000 in 2002 (Note 14)	—	128
Non-trade Receivables (net of provisions of $33,000 in 2003 and 2002)	22	27
Inventory (net of provision of $320,000 in 2003 and $82,000 in 2002) (Note 4)	386	408
Prepaids and Deposits	304	111
Total Current Assets	2,559	5,557
Property & Equipment—net (Note 5)	510	3,249
Asset held for sale (Note 5)	250	—
Goodwill (Note 6)	1,308	1,308
Total Assets	$ 4,627	$ 10,114
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts Payable	$ 1,287	$ 573
Accrued Liabilities (Note 7)	688	1,000
Deferred Revenue and License Fees (Note 2d)	970	172
Notes Payable – Current (Note 9)	500	—
Total Current Liabilities	3,445	1,745
Long Term Liabilities		
Notes Payable, net of current portion and discount of $1,795,000 in 2003 and $1,118,000 in 2002 (Note 9)	2,594	6,271
Other Long Term Liabilities (Note 16)	68	98
Deferred License Fees (Note 2d)	1,449	1,621
Commitments, Contingencies and Subsequent Event (Notes 16 and 17)		
Stockholders' Equity (Deficit) (Notes 10,11 and 12)		
Ordinary shares		
Authorized shares: $0.08 (5 pence) par value: 100,000,000 Issued and Outstanding shares 2003 and 2002: 59,052,153	4,763	4,763
Share Premium	83,806	82,125
Accumulated Deficit	(91,552)	(86,558)
Accumulated Other Comprehensive Income—Currency Translation	54	49
Total Stockholders' Equity (Deficit)	(2,929)	379
Total Liabilities and Stockholders' Equity (Deficit)	$ 4,627	$ 10,114

See accompanying notes to consolidated financial statements.

SENETEK PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31		
	2003	2002	2001
	($ in thousands, except for per share data)		
Revenue (Note 3)			
Product Sales	$ 3,986	$ 2,184	$ 3,896
Royalties & Licensing Fees	4,240	7,225	4,557
Total Revenue	8,226	9,409	8,453
Cost of Sales—Products	997	494	1,093
—Royalties & Licensing (Note 17)	404	498	377
Total Cost of Sales	1,401	992	1,470
Gross Profit	6,825	8,417	6,983
Operating Expenses:			
Research & Development	1,560	1,332	344
Administration, Sales and Marketing (Note 17)	6,301	4,804	5,006
Impairment Charges (Note 5)	2,451	—	—
Total Operating Expenses	10,312	6,136	5,350
Operating Income (Loss)	(3,487)	2,281	1,633
Interest Income	12	38	30
Other (Expense) net	(9)	(17)	(62)
Interest Expense (including amortization of discount) (Note 9)	(1,584)	(1,442)	(1,614)
Income (Loss) from continuing operations before income taxes	(5,068)	860	(13)
Provision for income taxes (Note 13)	—	(13)	(6)
Income (Loss) from continuing operations	(5,068)	847	(19)
Discontinued Operations (Note 14):			
Gain on Sale of Operations	—	400	—
Interest Income	113	—	—
Royalties & Licensing Fees	(39)	332	404
Provision for Income Taxes (Note 13)	0	(38)	—
Income from Discontinued Operations	74	694	404
Net Income (Loss) available to Ordinary Shareholders	$ (4,994)	$ 1,541	$ 385
Earnings per share:			
Basic and Diluted Income (Loss) from Continuing operations	$ (.09)	$ .02	$ —
Basic and Diluted Income from Discontinued Operations	—	.01	0.01
Basic and Diluted Income (Loss)	$ (.09)	$ 0.03	$ 0.01
Weighted average Basic Ordinary shares Outstanding	59,052	59,052	58,775
Weighted average Diluted Ordinary shares Outstanding	59,052	59,140	58,805

See accompanying notes to consolidated financial statements.

SENETEK PLC

CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY/(DEFICIT) AND COMPREHENSIVE (LOSS) INCOME
($ in thousands except for share date)

	Shares	Amount	Share Premium	Accumulated Deficit	Accumulated Other Comprehensive Income-Currency Translation	Net Stockholders' Equity/(Deficit)
Balances, January 1, 2001:	58,432,117	$4,720	$80,018	$(88,484)	$ 23	$(3,723)
Ordinary shares issued for Notes Payable extension (Note 9)	341,747	24	345	—	—	369
Ordinary shares issued for interest payment on Notes payable	278,289	19	277	—	—	296
Stock Based Compensation	—	—	223	—	—	223
Value of warrant modification for extension of notes payable (Note 9)	—	—	1,063	—	—	1,063
Comprehensive (Loss) Income						
Net Income	—	—	—	385	—	385
Translation loss	—	—	—	—	(3)	(3)
Total Comprehensive (loss) Income	—	—	—	385	(3)	382
Balances, December 31, 2001:	59,052,153	4,763	81,926	(88,099)	20	(1,390)
Stock Based Compensation	—	—	199	—	—	199
Comprehensive Income:						
Net Income	—	—	—	1,541	—	1,541
Translation Gain	—	—	—	—	29	29
Total Comprehensive Income	—	—	—	1,541	29	1,570
Balances, December 31, 2002:	59,052,153	4,763	82,125	(86,558)	49	379
Options Exercised				—	—	
Fair value of options issued to consultants	—	—	41	—	—	41
Warrants issued for debt refinancing	—	—	1,640	—	—	1,640
Comprehensive (Loss) Income						
Net Loss	—	—	—	(4,994)	—	(4,994)
Translation Gain	—	—	—	—	5	5
Total Comprehensive (Loss) Income	—	—	—	(4,994)	5	(4,989)
Balances, December 31, 2003:	59,052,153	$4,763	$83,806	$(91,552)	$ 54	$(2,929)

See accompanying notes to consolidated financial statements.

SENETEK PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2003	2002	2001
	($ in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (Loss)	$(4,994)	$1,541	$ 385
Gain on disposal of discontinued operations	—	(362)	—
Income from discontinued operations	(74)	(332)	(404)
Income (loss) from continuing operations	(5,068)	847	(19)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and Amortization	129	132	624
Impairment Charges	2,451	—	—
Bad Debt and inventory reserves	248	23	—
Stock Option Compensation	41	199	223
Warrants issued as interest for debt refinancing	193	—	—
Amortization of Discount on notes payable	770	864	1,095
Other	—	—	12
Changes in Assets and Liabilities:			
Trade Receivables	641	477	(663)
Non-trade Receivables	5	35	(14)
Receivable from Employee	—	—	10
Inventory	(216)	(106)	284
Prepaids and Deposits	(193)	11	58
Accounts Payable and Accrued Liabilities	402	(406)	(52)
Deferred Revenue and License Fees	626	(930)	(188)
Net Cash Provided by Continuing Operations	29	1,146	1,370
Net Cash Provided by Discontinued Operations	202	225	300
Net Cash Provided by Operating Activities	231	1,371	1,670
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from Sale of Discontinued Operations	—	362	—
Purchase of Property & Equipment	(91)	(82)	(42)
Net Cash Provided (Used) by Investing Activities	(91)	280	(42)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal Payment on debt	(2,530)	(20)	(526)
Costs of Financing—debt issue costs	—	—	(113)
Other Loans and Overdrafts	—	98	—
Net cash provided (used) by Financing Activities	(2,530)	78	(639)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,390)	1,729	989
Cash and Cash Equivalents at the Beginning of the year	3,572	1,814	828
Effects of Exchange Rate Changes on Cash	5	29	(3)
Cash and Cash Equivalents at the End of the Year	$ 1,187	$3,572	$1,814
Supplemental disclosures of cash flow information			
Interest	$ 537	$ 602	$ 591
Income Taxes	163	13	6

Non-cash financing transactions:

In September 2003, the Company issued 4.5 million warrants to the holders of notes payable, valued at $1,447,000, in connection with the Notes Payable refinancing. The value of the warrants is being treated as additional discount on the Notes Payable.

In September 2003, the Company issued 600,000 warrants valued at $193,000 to financial advisors for their services in connection with the Notes Payable Refinancing. The value of the warrants was treated as additional interest expense in the quarter ended September 30, 2003.

See accompanying notes to consolidated financial statements

SENETEK PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Activities

Senetek PLC, together with its subsidiaries (the "Company" which may be referred to as "Senetek"), is a public limited company organized under the laws of England in 1983. Senetek has three wholly-owned subsidiaries, Senetek Drug Delivery Technologies Inc. ("SDDT") and Senetek Asia (HK) Limited, corporations formed by Senetek under the laws of Delaware and Hong Kong, respectively, and Carme Cosmeceutical Sciences Inc." ("CCSI"), a Delaware corporation acquired by Senetek in 1995.

Senetek is a life sciences-driven enterprise engaged in developing and marketing proprietary products that fulfill consumer needs related to aging. Our business is comprised of two business segments, biopharmaceuticals, currently principally addressing sexual dysfunction (the "Pharmaceuticals Segment"), and dermatological/ skincare compounds principally addressing photoaging and other skincare needs (the "Skincare Segment").

In 1999, Senetek began implementing a program to build a high-margin revenue stream with satisfactory and replicable profitability by focusing our resources on completing development and marketing approvals of core biopharmaceuticals and drug delivery technology and building a global, royalty-based distribution system across all channels of trade for our core skincare technology. As an adjunct to this program, we have out-licensed the development and marketing of our non-core biopharmaceutical and consumer products and outsourced manufacturing.

Senetek also granted a license to a third party to sell monoclonal antibodies purchased from outside suppliers for research into diagnostic procedures for Alzheimer's Disease and other cell lines for research purposes.

On December 31, 2002, Senetek closed a transaction in which U.S. International Trading Corporation ("USITC") purchased our rights to the Mill Creek personal care line, the Silver Fox hair care line and other brands acquired by us in our 1995 acquisition of Carme Inc. We had licensed these product lines to USITC since 1999, and USITC made the purchase under a purchase option provided for in the license agreement. See Note 14 for additional information.

Subsidiary Undertakings

SDDT (formerly named MEIS Corporation) was incorporated in the State of Delaware in December 1993. Its main activity is the development, production and distribution of the auto-injector systems for use with our erectile dysfunction compound.

CCSI (formerly named Carme International, Inc.) was incorporated in the State of Delaware in June 1995. Its main activity is the supply of skincare products to various segments of the skincare market.

Senetek Asia (HK) Limited was incorporated in Hong Kong in March 2001. It is presently dormant but its main activity will be to promote Senetek's business in Asia.

2. Principal Accounting Policies

(a) Basis of Consolidation

The consolidated financial statements incorporate the accounts of Senetek PLC and its wholly owned subsidiaries, CCSI, SDDT and Senetek Asia (HK) Limited. All significant intercompany balances and transactions have been eliminated in consolidation. The accounts have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures; contingent assets and liabilities at the date of the financial statements; and, the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates. It is at least reasonably possible that the significant estimates used will change within a year.

See Note 5 for a detailed description of the Asset Impairment Charge recorded by the Company during the 4th quarter of 2003.

(c) Cash and Cash Equivalents

For the purposes of the statement of cash flows and balance sheet, we consider any highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

At times, cash balances may be in excess of FDIC insurance limits. The Company has not experienced any losses with respect to bank balances in excess of government provided insurance.

(d) Revenues and Accounts Receivable

Revenue from the sale of the Company's skincare products and named patient sales of Invicorp is recognized at the time of shipment, which is when legal title and risk of loss is transferred to the Company's customers and is stated at the net invoiced value of goods supplied to customers after deduction of sales and value added tax where applicable. Royalties received from our licensee on their sale of monoclonal antibodies are recognized in accordance with the contract. Under the contract, royalties received on Level 1 sales which represents Senetek's original customer base, are at a higher rate than royalties received on Level 2 sales. Royalty income from Level 1 and Level 2 Sales are recognized by Senetek on the basis of the Level 1 and Level 2 sales reports received from our licensee. Fees received from the licensing of manufacturing and distribution rights for our skincare products are deferred and recognized as revenue as earned, which is generally on a straight-line basis over the life of the contract. Royalties from the Company's skincare licensees are recognized based on estimates that approximate the point products have been sold by the licensees. Estimates are adjusted to reflect actual results within one quarter of product shipment. Historically, license revenue has not differed significantly from management's estimates.

During fiscal 2003, the Company entered into an amended license agreement with Valeant Pharmaceuticals whereby Valeant prepaid $3 million for product purchases and royalty payments. The $3 million prepaid balance is reduced as product is sold to Valeant and when Valeant sells its product to its customers and the Company earns a royalty. As of December 31, 2003, approximately $798,000 of the deferred revenue balance has not yet been earned by the Company and is classified as a current liability. The remaining current and long term portion of deferred revenue and license fees relates to a prepaid license fee received from Revlon in fiscal year 2000 which is amortized at the rate of approximately $172,000 per year over the remaining life of the agreement.

Accounts receivable are uncollateralized customer obligations due under normal trade terms and under the terms of respective license agreements. The terms of most license agreements require quarterly royalty payments due 30 days after the quarter end. We perform continuing credit evaluations of our customers' financial condition.

Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. We include any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of December 31, 2003 is adequate.

(e) Inventories and Inventory Reserves

Inventories, constituting finished goods, raw materials and work-in-progress are stated at the lower of cost or market value. Cost is determined using the average costing method.

Reserves for slow moving and obsolete inventories are developed based on historical experience, product demand and shelf life of a product. We continuously evaluate the adequacy of our inventory reserves and make adjustments to the reserves as required.

(f) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis using the following estimated useful lives:

- Office Furniture, Fixtures and Equipment: 3 to 15 years
- Laboratory equipment: 5 years
- Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease term, whichever is the shorter.

(g) Goodwill

Intangible assets consist of goodwill arising from business combinations. Prior to 2002, goodwill, representing the excess of the purchase price over the estimated fair value of the net assets of the acquired business (Carme), was amortized over the period of expected benefit of 15 years. However, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires that the Company cease amortization of all intangible assets having indefinite useful economic lives. Such assets including goodwill, are not to be amortized until their lives are determined to be finite, however, a recognized intangible asset with an indefinite useful life should be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value. At December 31, 2003 and 2002, the Company evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with SFAS No. 142.

(h) Impairment of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement superceded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of". The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previous reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. In accordance with these standards, we review the carrying value of the Company's property and equipment and intangible assets for impairment in value whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. See Note 5.

(i) Research and Development

Expenditures on research and development are expensed as incurred.

(j) Foreign Exchange

We follow currency translation principles established by SFAS No. 52 "Foreign Currency Translation". All assets and liabilities in the balance sheets of foreign branches and subsidiaries whose functional currency is other than U.S. dollars are translated at period-end exchange rates. All income and expenditure items in the profit and loss account of foreign branches and subsidiaries whose functional currency is other than U.S. dollars are translated at average monthly exchange rates. Translation gains and losses arising from the translation of the financial statements of foreign branches and subsidiaries whose functional currency is other than the U.S. dollar are not included in determining net income but are accumulated in a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the determination of net income in the period in which they occur. The functional currency of our United Kingdom operation is the pound sterling.

(k) Calculation of the Number of Shares and Net Income (Loss) per Share

Earnings per share were computed under the provisions of SFAS No. 128, "Earnings per Share". Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants using the treasury stock method. The following is a reconciliation of the numerators and denominators of the basic and fully diluted earnings per share computation.

	December 31,		
	2003	2002	2001
		(in thousands)	
Numerator:			
Income (loss) from continuing operations	$ (5,068)	$ 847	$ (19)
Income from discontinued operations (Note 15)	74	694	404
Net Income (Loss)	$ (4,994)	$ 1,541	$ 385
Denominator:			
Basic weighted average Ordinary shares outstanding	59,052	59,052	58,755
Stock options "in the money" calculated using Treasury Stock Method	—	88	50
Diluted weighted average Ordinary Shares outstanding	59,052	59,140	58,805

Options and Warrants to purchase 18,083,000, 15,153,000 and 9,563,000 were outstanding at December 31, 2003, 2002 and 2001 but were not included in the computation of excluded from the calculation of diluted earnings per share as their effect would have been antidilutive.

(l) Financial Instruments

The carrying values of cash, receivables and current liabilities, approximate their fair values due to the short term nature of these items. The estimated fair value of our long term notes payable at December 31, 2003 and 2002 are approximately $3,700,000 and $6,500,000. The carrying values of these notes at December 31, 2003 and 2002 are $3,094,000 and $6,271,000. Fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

(m) Income Taxes

We recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rules in effect for the year in which differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is established to reduce the deferred tax assets when we determine it is more likely than not that the related tax benefits will not be realized. We intend to periodically review the valuation of our deferred tax assets in light of expected future operating results.

(n) Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal of activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have any immediate impact on our results of operations or financial condition.

In November 2002, EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21) was issued. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 does not have a material effect on our results of operations or financial condition.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." The following is a summary of the Company's agreements that the Company has determined are within the scope of FIN 45.

Under its Articles of Association, the Company is required to indemnify its officers and directors for all costs, losses and liabilities they may incur as a result of the officer or director's serving in such capacity subject to statutory restrictions. The term of the indemnification period is for the officer's or director's lifetime.

The maximum potential amount of future payments the Company could be required to make under the indemnification provisions contained in its bylaws is unlimited. However, the Company has a director's and officer's liability insurance policy that limits its exposure and enables it to recover all or a portion of any future amounts paid by the Company to indemnify a director or officer. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification obligations is minimal and has no liabilities recorded for these agreements as of December 31, 2003.

The Company enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically with licensees, research institutes at which studies are conducted, landlords, investment bankers and financial advisers. Under these provisions the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of their performance of such agreements except in cases of their negligence or default. These indemnification provisions often include indemnifications relating to representations made by the Company, including those with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. In some cases, the Company has obtained insurance providing coverage for losses such as these, against which the Company has agreed to indemnify a third party. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions generally is limited. The Company has not incurred material costs in connection with defending these indemnification agreements. As a result, the Company believes the estimated fair value of these obligations is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2003.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. We do not have any variable interest entities that must be consolidated.

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Implementation of this standard did not have a material effect on our results of operations or financial condition.

(o) Reclassification

As of December 31, 2002 we have reclassified $172,000 from accrued liabilities to deferred revenue and license fees to be consistent with the presentation in 2003.

(p) Advertising Expenses

The Company's policy is to expense advertising costs as incurred. During the year ended December 31, 2003, the Company incurred advertising and related costs of $283,000 related to the development and airing of its direct response infomercial. No advertising costs were incurred in prior years.

(q) Stock Compensation Expense

Senetek accounts for its stock-based plans under APB No. 25 and provides pro forma disclosures for the compensation expense determined under the fair value provisions of SFAS No. 123. The Company does not record compensation expense using the fair value provisions, because the alternative fair value accounting provided for under SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, since the exercise price of Senetek's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Proforma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if Senetek had accounted for its employee stock options granted subsequent to January 28, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk free interest rate	4.0%	4.0%	5.0%
Expected dividend yield	0%	0%	0%
Expected stock volatility	83%	71%	85%
Expected life of options	7.0 years	7.0 years	4.0 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. For purposes of SFAS No. 123's disclosure requirements, the amended Employee Stock Purchase plan is considered a compensatory plan. Senetek pro forma information follows (in thousands, except for per share information):

	Years ended December 31,		
	2003	2002	2001
Net income (loss) as reported(1)	$(4,994)	$1,541	$ 385
Subtract Stock based compensation excluded from reported net income (loss)	(615)	(725)	(679)
Pro forma net income (loss)	$(5,609)	$ 816	$(294)
Pro forma basic and diluted income (loss) per common share	$ (0.10)	$ 0.01	$ —

(1) No stock based compensation for employees was included in the net income (loss) for any period.

The weighted-average fair values of options granted during fiscal years 2003, 2002 and 2001 were $.41, $.50 and $1.02 respectively.

(r) Shipping and handling costs

The Company records shipping and handling fees billed to customers as revenue included in product sales. Costs associated with shipping and handling activities are comprised of outbound freight and associated direct labor costs, and are recorded in cost of sales.

3. Concentration of Risk

Our customers are principally in the United States. Accounts Receivable, including those related to the disposed asset group, typically are unsecured. The allowance for doubtful accounts is established based on payment trends, age of the receivables and other economic factors. Three customers in our skincare sector account for approximately 55%, 20% and 11% of our revenues in 2003 and 35%, 30% and 11% of our net revenue in 2002. Three customers account for 43%, 13% and 8% of our net trade receivables at December 31, 2003 and 52%, 13% and 13% of our net trade receivables at December 31, 2002. There is therefore a significant concentration of credit risk with respect to these customers.

4. Inventory

Inventory at the lower of cost or market value comprises the following:

	December 31, 2003	December 31, 2002
	($ in thousands)	
Finished Goods	$183	$ 82
Raw Materials	172	154
Work in Progress	31	172
	$386	$408

5. Property and Equipment and Assets Held for Sale

Property and equipment and Asset Held for Sale are summarized as follows:

	December 31, 2003	December 31, 2002
	($ in thousands)	
Cost:		
Office Furniture, Fixtures and Equipment	$1,445	$1,365
Laboratory equipment	363	363
Leasehold Improvements	849	837
Assets under construction(1)	—	2,702
	2,657	5,267
Accumulated depreciation		
Office Furniture, Fixtures and Equipment	1,321	1,285
Laboratory equipment	363	363
Leasehold Improvements	463	370
	2,147	2,018
Net Carrying Value	$ 510	$3,249
Asset Held for Sale (1)	$ 250	$ —

(1) During the 4th quarter of 2003, the Company determined, in accordance with SFAS No. 144 "Accounting for the Impairment of Long Lived Assets", that the specialized drug delivery equipment known as Reliaject was impaired because the carrying value of the equipment was greater than the estimated Fair value of $250,000. In making the decision to dispose of the Reliaject, the Company considered the history of the Reliaject, current alternatives for the equipment, status of ongoing negotiations with possible acquirers, internal expertise for the specialized equipment, and financial condition of the Company. As a result, an impairment charge of $2,451,000 was recorded against the pharmaceutical segment. The asset is now separately classified on the balance sheet as "Held for Sale". The fair value of the asset was written down to a minimum value that would be expected to be received excluding any future payments that the Company might receive and are not contingent upon future product sales, regulatory approval and other operational issues that the purchaser will likely need to resolve. The Company expects to consummate a transaction for the Reliaject in fiscal 2004 but is expected to have some ongoing involvement with the equipment, including the receipt of possible future royalties depending on the ultimate success of installing and utilizing the equipment.

6. Goodwill

In June 2001, the FASB finalized FASB No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that we identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life.

Had SFAS No. 142 been in effect prior to January 1, 2002, our reported net income (loss) for 2003, 2002 and 2001 would have been as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2003	2002	2001
Net Income:			
Reported	$(4,994)	$1,541	$385
Goodwill amortization	—	—	133
Adjusted	$(4,994)	1,541	518
Basic and diluted net income per common share:			
Reported	$ (.09)	$ 0.03	$ .01
Effect of goodwill amortization	—	—	—
Adjusted	$ (.09)	$ 0.03	$ .01

The Goodwill relates to the acquisition of certain of the assets of Carme by CCSI in 1995 and is included in our skincare segment.

7. Accrued Liabilities

Accrued liabilities comprise the following:

	December 31, 2003	December 31, 2002
	($ in thousands)	
Accrued Salaries and Benefits	$189	$ 168
Legal and Professional Fees	134	112
Audit and Accountancy Fees	185	117
Accrued Rent	120	111
Accrued Royalty	—	305
Accrued Income Taxes	—	111
Other Liabilities and Accruals	60	76
	$688	$1,000

Customer advances totaling $0 and $129,000 at December 31, 2003 and 2002, and included in accounts payable, relate to monies received to finance the purchase of raw material inventories for products supplied.

8. Line of Credit

On June 20, 2001 we executed an agreement with Wallington Investments Limited for a convertible secured line of credit up to $1 million. The line of credit bears interest at 8% per annum, is secured by the intellectual property rights of the Company and expired on June 20, 2002. The Company did not utilize this credit facility.

9. Notes Payable

April 1999 Refinancing

In connection with this refinancing and a settlement agreement, the Company issued Series A, B and C warrants to purchase an aggregate of 3 million Ordinary shares at $1.20 per share, 3.3 million ordinary shares at $1.50 per share and 1.2 million ordinary shares at $2.00 per share. The Series A, B and Series C warrants expire 10 years from the date of issuance, April 2009.

In April 1999, we received $4,751,000 (net of $249,000 in expenses) in cash and refinanced the balance owed of $2,389,000 under a 1998 Credit Agreement, in exchange for new notes bearing interest at 8% per annum and maturing in April 2004. The notes require semi annual payment of interest only until maturity and are secured by all of our assets. Interest may be paid in cash or Ordinary shares that have been registered with the SEC.

In a side letter to the April 1999 Securities Purchase Agreement, it was agreed that the interest payable on the loans totaling $7,388,579 would be at the rate of 9% per annum if the interest payments should be subject to UK withholding taxes. We had accrued interest at the rate of 9% from the inception of the loan but had paid the lenders interest at 8% in accordance with the main agreement. In November 2001, we received clearance from the UK Inland Revenue that withholding taxes need not be accounted for on this loan. As a result, approximately $200,000 was credited back to interest expense in the fourth quarter of 2001.

June 2001 Refinancing

On June 20, 2001, the Company and its lenders amended their borrowing arrangement, whereby, the maturity of these notes was extended until April 2004. A transaction fee amounting to 5% of the principal amount outstanding on these notes paid to Scorpion Holdings in Ordinary shares worth $369,000 and legal costs of $113,000 were incurred to effect this transaction. In connection with this amendment, the terms of the warrants were also amended. The expiration date of the Series A warrants was extended to ten years from the date of issuance and the exercise price was adjusted to $1.00 per share. The exercise price of the Series B and Series C warrants have been adjusted to $1.25 and $1.00 respectively.

As the outstanding borrowings under the 1999 Securities Purchase Agreement were refinanced by modification of the notes with substantially different terms as defined by EITF 96-19, "Debtors Accounting for a Modification or Extinguishment of a Debt Instrument", the Company is required to recognize the excess of the sum of the fair value of the modified notes and the fair value assigned to the warrant modification as compared to the carrying value of the previous notes net of unamortized issuance costs, as a loss on the extinguishment of debt. As the difference was insignificant, no loss on extinguishment was recorded in 2001. After the modification in June 2001, the carrying value of the note was $5,089,000. The discount of $2,300,000, which is related as the difference between the fair value and the carrying value of the note at June 30, 2001, is being amortized over the remaining life of the note. Accordingly, the effective interest rate is approximately 19%.

September 2003 Refinancing

On September 4, 2003 the Company amended its Notes Payable agreement and concurrently made a principal payment of $2.5 million and extended the maturity date of the notes until April 2007. The amended and restated Notes Payable require annual principal payments of the lesser of $500,000, increasing to $750,000 March 2005, or 1/3 of free cash flow as defined by the agreement. The first principal installment is due March 31, 2004. The interest rate is 8.5% until April 1, 2004 when it increases to 9.75% until maturity. As the outstanding borrowings under the June 2001 Amended Securities Purchase Agreement were refinanced by modifications of the notes with substantially similar terms as defined by Emerging Issues Task Force 96-19, "Debtors Accounting for a Modification or Extinguishment of a Debt Instrument", the Company is required to account for the transaction as a modification and not a debt extinguishment. As such, the fair value of the 4.5 million warrants issued with an exercise price of $0.40 per share is treated as additional notes payable discount and amortized until April 2007. The fair value of these warrants calculated using the Black Scholes Model was estimated at $1,447,000 and has been added to the notes payable discount and is being amortized as additional interest expense until maturity of the note in April 2007. As of December 31, 2003 the unamortized discount on the notes payable is $1,795,000. The effective interest rate under the modified terms of the note, factoring in the value of the warrants as calculated under the Black Scholes Model, is approximately 31%. The fair value of the 600,000 warrants, issued to financial advisors in the transaction with an exercise price of $0.40 to $0.62 per. share, was calculated at $193,000 using the Black Scholes Model and is treated as additional interest expense. The fair value of warrants issued in connection with the debt refinancing was calculated under the Black Scholes Model using a volatility of 83%, risk free rate of return of 4%, and a seven year life.

The amortization of the discount on the notes amounted to $770,000, $864,000 and $1,095,000 for the years ended December 31, 2003, and 2002 and 2001.

Future minimum annual payments mature as follows:

	Minimum Annual Payment
Year ended December 31,	
2004	$ 500,000
2005	750,000
2006	750,000
2007	2,889,000
	$4,889,000

10. Stock Option Plan

In December 1985, we adopted a share option plan (the "No. 1 Plan") for employees. Under the No. 1 Plan, options to purchase Ordinary shares are granted by the Board of Directors, subject to the exercise price of the option being not less than the market value of an Ordinary share on the grant date. After the first twelve months following the date of the grant, options are exercisable at the rate of 25 percent, for each full year of employment. In the event the optionee's employment is terminated; the option may not be exercised unless the Board of Directors so permits. The options expire seven years from the date of the grant. On May 16, 1997, shareholders approved the extension of the No. 1 Plan until December 1, 2005 and an increase in the number of shares available for grant to 6,000,000.

The following table summarizes option transactions under the No. 1 Plan for the three years ended December 31, 2003:

	Shares Available For Grant	Options Outstanding	Weighted Average Exercise price
Balance at January 1, 2001	632,475	3,460,625	$1.64
Cancelled	468,500	(468,500)	1.81
Granted	(65,000)	65,000	0.93
Balance at December 31, 2001	1,035,975	3,057,125	1.59
Cancelled	182,250	(182,250)	1.45
Granted	(1,205,000)	1,205,000	0.89
Balance at December 31, 2002	13,225	4,079,875	1.35
Cancelled	176,250	(176,250)	1.20
Granted	(42,500)	42,500	0.41
Balance at December 31, 2003	146,975	3,946,125	$1.39

The following table summarizes information about the Executive No. 1 Plan options outstanding at December 31, 2003.

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price of Exercisable Options
$0.41–$0.55	342,500	6.09	$0.53	300,000	$0.53
$1.00–$1.75	3,143,625	3.67	1.38	2,219,875	1.47
$2.00–$2.19	435,000	2.08	2.01	432,500	2.01
$3.50–$3.75	25,000	1.30	3.62	25,000	3.62
$0.41–$3.75	3,946,125	3.69	$1.39	2,977,375	$1.47

Not included in the above are options granted to directors and certain employees outside the No. 1 Plan. The following table summarizes option transactions outside the No. 1 Plan in the years ended December 31, 2003, 2002 and 2001.

	Options Outstanding	Weighted Average Exercise Price
Balance at December 31 2001, 2002, 2003	200,000	$1.50

There was no activity during 2003, 2002 or 2001

The following table summarizes information about the Outside No. 1 Plan Options outstanding at December 31, 2003.

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price of Exercisable Options
$1.50	200,000	.5	$1.50	200,000	$1.50

In May 1987, we adopted a share option plan ("the No. 2 Plan") for Non-Executive Directors and Consultants. Under the No. 2 Plan, options to purchase Ordinary shares are granted by the Board of Directors, subject to the exercise price being not less than the market value of an Ordinary share on the grant date. Options granted under this plan are exercisable in their entirety one year after the date of grant. In the event the optionee ceases to be a non-executive Director or consultant, the option may not be exercised unless the Board of Directors so permits. The options expire seven years from the date of grant. On May 16, 1997 shareholders approved an extension of the Plan until December 1, 2005 and an increase in the number of shares available for grant to 4,000,000.

The following table summarizes option transactions under the No. 2 Plan for the three years ended December 31, 2003:

	Shares Available For Grant	Options Outstanding	Weighted Average Exercise price
Balance at January 1, 2001	1,456,125	2,081,900	$1.97
Granted	(100,000)	100,000	1.88
Cancelled	319,900	(319,900)	2.71
Balance at December 31, 2001	1,676,025	1,862,000	1.84
Granted	(850,000)	850,000	1.05
Cancelled	340,000	(340,000)	1.98
Balance at December 31, 2002	1,166,025	2,372,000	1.54
Granted	(825,000)	825,000	.55
Cancelled	755,000	(755,000)	1.51
Balance at December 31, 2003	1,096,025	2,442,000	$1.21

The following table summarizes information about the No. 2 Plan for non-executive directors and consultants options outstanding at December 31, 2003.

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price of Exercisable Options
$0.41–$0.65	825,000	6.45	$0.55	—	—
$1.00–$1.88	1,417,000	4.06	$1.36	1,417,000	$1.36
$2.00	100,000	1.81	$2.00	100,000	$2.00
$3.50	50,000	1.51	$3.50	50,000	$3.50
$4.28	50,000	1.40	$4.28	50,000	$4.28
$1.31–$4.28	2,442,000	4.67	$1.21	1,617,000	$1.55

Not included in the above are options granted to non-executive directors and consultants outside the No. 2 Plan under the general powers granted to the directors for the allotment of equity securities, approved at the Annual General Meeting of the Company held on May 16, 1997.

The following table summarizes option transactions outside the No. 2 Plan for the three years ended December 31, 2003.

	Options Outstanding	Weighted Average Exercise price
Balance at January 1, 2001	180,000	$1.38
Cancelled	(60,000)	3.69
Balance at December 31, 2001	120,000	1.50
Cancelled in 2002	(60,000)	1.25
Balance at December 31, 2002 and 2003	60,000	$1.50

There was no activity during 2003.

The following table summarizes information about the outside No. 2 Plan for non-executive directors and consultants options outstanding at December 31, 2003.

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price of Exercisable Options
$1.50	60,000	1.29	$1.50	60,000	$1.50

11. Stock Compensation Expense

Under U.S. Generally Accepted Accounting Principles, we apply APB No. 25 and related interpretations in accounting for our option plans. No expense was recorded in 2003, 2002 or 2001 related to stock options issued to employees.

During 2003, we recognized $41,000 (2002: $199,000; 2000: $223,000) of general and administrative expense plus an additional $193,000 recorded in interest expense in 2003, relating to all stock options and warrants awarded to non-employee Directors and consultants in exchange for consulting services based upon remeasurements of fair value of the awards through the date at which performance is completed which were estimated using the Black Scholes option pricing model with the following assumptions:

Dividend yield of nil, volatility of 83%, (2002:71%, 2001:85%) risk free investment rate of 4.0% (2001:5.0%, 2000:5%) and an expected life of 7 years (2002: 7 years, 2001: 4 years).

12. Shareholders Equity

During the year ended December 31, 2001, the outstanding Ordinary shares of Senetek increased by 620,036 to 59,052,153. The increase was represented by 341,747 Ordinary shares issued to Scorpion Holdings Inc as a 5% transaction fee on the $7,389,000 loan extension from April 2002 to April 2004 and 278,289 Ordinary shares issued in exchange for the interest payment on the $7,389,000 loan for the first six months of 2001.

The following warrants were issued in association with the new Securities Purchase Agreement and the Settlement Agreement, dated on April 14, 1999 and the refinancing in September 2003.

Warrants Issued and unexercised	Exercise Price $	Expiration Date
3,000,000	1.00	April 2009
3,333,333	1.25	April 2009
100,000	0.62	Sept. 2009
5,000,000	.40	Sept. 2011
11,433,333		

The warrants referred to above entitle the holder to purchase American Depository Receipts of the Company at the purchase prices referred to above at any time commencing 90 days from the date of subscription and prior to the expiration date. The offer and sale of the warrants is being made in compliance with and in reliance upon the provision of Regulation S under the United States Securities Act of 1933, as amended. The above warrants are outstanding as of December 31, 2003.

13. Taxation

Senetek is incorporated in England with two U.S. subsidiaries and one Hong Kong subsidiary. We are subject to United Kingdom corporation tax on a worldwide basis with relief for foreign taxes in cases where double taxation relief agreements have been established. The U.S. subsidiaries are subject to United States tax on a worldwide basis (including state taxes) with similar relief for foreign taxes.

	Years ended December 31,		
	2003	2002	2001
	$ thousands		
Income from continuing and discontinued operations Before income taxes included the following:			
US Income (Loss)	$(3,007)	$2,538	$ 967
Foreign (Loss)	(1,987)	(946)	(576)

Income tax expense is comprised of the following:

	December 31		
	2003	2002	2001
	($ thousands)		
Current State taxes-continuing operations	$ 2	$ 52	$ 6
Current Federal taxes continuing operations	(2)	(39)	—
	—	13	$ 6
Current State taxes-discontinued operations	$—	$ 38	$—

Income tax expense (benefit) differed from the amounts computed by applying the US federal income tax rate of 34% to pretax income losses from continuing operations as a result of the following:

	2003	2002	2001
Computed expected tax expense (benefit)	(34)%	34%	34%
Permanent differences	7	20	99
Utilization of tax loss carryforward	—	(79)	(183)
Timing differences and losses for which no benefit has been recognized	37	—	—
State tax expense (benefit), net of federal income tax benefit	(3)	6	2
Foreign taxes (benefit)	(7)	21	50
Total tax expense-continuing operations	—	2%	2%

Deferred tax assets are comprised of the following:

	December 31	
	2003	2002
Net operating loss carry forwards	$ 25,174,000	$ 25,653,000
Reserves and accruals	1,851,000	1,473,000
Tax Credits	206,000	201,000
Other	713,000	60,000
Gross Deferred Tax Asset	27,944,000	27,387,000
Valuation Allowance	(27,944,000)	(27,387,000)
Net Deferred Tax Asset	$ —	$ —

Provisional tax losses available to us in the United Kingdom are estimated to be approximately $38,300,000 at the end of fiscal year 2003. The deferred tax asset value of these losses is approximately $12,072,000 but no benefit has been recognized in the financial statements as the benefit is offset by an equal valuation allowance, because as of December 31, 2003, we did not consider it more likely than not that the Company would generate taxable income to utilize such tax loss carry forward. Management is budgeting for improved performance and future operating results which may generate future taxable income and it may reduce the valuation allowance when realization is deemed to be more likely than not. The United Kingdom tax-loss carry forwards are available indefinitely against profits from the same line of trade.

Our federal provisional tax losses available in the U.S. are estimated to be approximately $35,360,000 at the end of fiscal year 2003. The deferred tax asset value of these losses is approximately $12,022,000 but no benefit has been recognized in the financial statements as the benefit is offset by an equal valuation allowance because as of December 31, 2003 we did not consider it more likely than not that the Company would generate taxable income to utilize such tax loss carry forward. Management is budgeting for improved performance and future operating results which may generate future taxable income and may reduce the valuation allowance when realization is deemed to be more likely, than not. Federal net operating losses expire at varying dates from 2008 through 2023. California net operating losses are estimated to be approximately $18,518,000. The resulting deferred tax asset from California net operating losses is approximately $1,088,000. A 100% provision has also been established for this asset. California net operating losses expire at varying dates from 2004 through 2013. Available operating losses could be limited if there was a greater than 50% change in ownership.

14. Discontinued Operations

On December 31, 2002, we closed a transaction in which U.S. International Trading Corporation (USITC) purchased our rights to the Mill Creek personal care line, the Silver Fox hair care line and other brands acquired by us in our 1995 acquisition of Carme Inc. (which are referred to hereafter as the intellectual property) for $400,000 cash, a promissory note of $2.3 million payable in 23 quarterly installments commencing September 30, 2003 and the application of a deposit of $100,000 made by USITC in 1999 towards the agreed-upon purchase price of $2.8 million. Delivery of the intellectual property, which had no carrying value, was made on December 31, 2002, concurrent with the receipt of $400,000 cash from USITC and the recording of title transfers by the Patent and Trademark Office.

We have accounted for this transaction as a sale of assets. Based on the prior history with the customer, the gain on the transaction will be recognized when collection is probable, which is deemed to be when cash is received. Accordingly, the balance of the unpaid promissory note of $2.3 million will be netted with the deferred gain on our balance sheet. Any gain on the transaction in excess of the initial payment of $400,000 and the previously unamortized portion of the $100,000 deposit made by USITC will be deferred until collection is deemed to be probable. All gains arising from this transaction will be classified as a component of discontinued operations. Additionally, royalty and license income earned prior to the transaction date have been reclassified to discontinued operations.

During fiscal 2003, USITC paid the Company $113,000 of interest related to the above mentioned notes payable. As of December 31, 2003, USITC is delinquent on scheduled principal and interest payments totaling approximately $398,000. The Company is currently working with USITC to bring the note current and assure timely performance in the future.

We had licensed the intellectual property to USITC since 1999, and USITC made the purchase under a purchase option provided for in the license agreement. The purchase and sale agreement, among other things, terminated the 1999 license agreement. Other than the 1999 license agreement and the Du Barry product line license agreement, there are no material existing relationships between USITC and Senetek.

15. Segment Information

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. We have two reportable segments: Pharmaceutical operations and skincare operations. The Pharmaceutical operations include biopharmaceuticals, drug development, drug delivery development and the sale of monoclonal antibodies. The skincare operation includes the distribution of primarily Kinetin-based skincare products to a number of markets in North America and Asia. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All inter-segment sales prices are market based. We evaluate performance based on operating results of the respective business units.

With the exception of $403,000 of sales and marketing expenses incurred in 2003 related to the development of its own skincare product line, Kinetin Plus, the Administration, Sales and Marketing expenses are allocated equally to each business segment.

INDUSTRY SEGMENTS	2003	2002	2001
	($ thousands)		
Net Revenues			
Pharmaceuticals	$ 953	$ 1,061	$ 1,363
Skincare	7,273	8,348	7,090
Net Revenues for reportable segments and consolidated net sales	8,226	9,409	8,453
Operating (loss) income			
Pharmaceuticals	(5,679)	(2,797)	(1,822)
Skincare	2,192	5,078	3,455
Total Operating Income (Loss) from continuing operations for reportable segments	$(3,487)	$ 2,281	$ 1,633
Pharmaceuticals:			
Operating Loss	$(5,679)	$ (2,797)	$(1,822)
Interest Income	—	—	30
Interest Expense	(1,584)	(1,442)	(1,558)
Other Expense, Net	—	(17)	(62)
Loss From Continuing Operations Available to Ordinary Shareholders	(7,263)	(4,256)	(3,412)
Skincare:			
Operating Profit/(Loss)	2,192	5,078	3,455
Interest (Expense) income, net	3	38	(56)
Provision for taxation	—	(13)	(6)
Income (Loss) from continuing operations available to Ordinary shareholders	2,195	5,103	3,393
Income (loss) From Continuing Operations Available to Ordinary shareholders for reportable segments	(5,068)	847	(19)
Income from discontinued operations-skincare	74	694	404
Net Income (loss)	$(4,994)	$ 1,541	$ 385
Assets:			
Pharmaceuticals	$ 337	$ 3,025	$ 5,765
Skincare	4,290	7,089	3,044
Total Consolidated Assets	$ 4,627	$10,114	$ 8,809
Capital Expenditures:			
Pharmaceuticals	$ 45	$ 82	$ 42
Skincare	46	—	—
Total consolidated capital expenditures	$ 91	$ 82	$ 42
Depreciation and Amortization:			
Pharmaceuticals	$ 64	$ 66	$ 449
Skincare	65	66	175
Total Consolidated Depreciation and Amortization	$ 129	$ 132	$ 624

Geographic Areas	2003	2002	2001
	($ thousands)		
Net Revenues-Continuing Operations			
United States	$7,055	$6,915	$7,557
United Kingdom	28	27	25
Other foreign countries	1,143	2,467	871
Total Consolidated	$8,226	$9,409	$8,453
Long Lived Assets			
United States	$2,068	$4,557	$4,607
United Kingdom	—	—	—
	$2,068	$4,557	$4,607

Our registered office is located in the United Kingdom from which certain scientific research and development activities are operated. The majority of our employees are based in the United States from where we liaison with the U.S. investing public and from where the primary sales and development of the skincare activities are directed.

16. Commitments, Contingencies and Subsequent Event

(a) Research

Under existing purchase orders, we are committed to provide funding for research programs and clinical trials of approximately $100,000 annually through September 2004.

(b) Commitments Under Operating Leases

We lease certain office, laboratory and factory space and equipment under operating leases in the United Kingdom and, through our subsidiaries SDDT Inc and Carme Cosmeceutical Sciences Inc., in the United States.

Minimum future lease payments under non-cancelable leases are as follows:

Years Ending December 31	Future Minimum Payment ($ in thousands)
2004	269
2005	475
2006	384
2007	401
	$1,529

Rent expense was approximately $327,000, 318,000, and $312,000 in 2003, 2002 and 2001 respectively.

(c) Litigation

On April 11, 2003, we filed a lawsuit against OMP, Inc. in the Los Angeles County Superior Court for common law misappropriation, breach of confidence, breach of contract, breach of implied covenant of good faith and fair dealing, intentional and negligent interference with prospective economic advantage, statutory and common law unfair competition, and unjust enrichment. We sought damages in an amount to be proven at trial as well as restitution, injunctive relief and specific performance... On October 28, 2003, OMP filed a lawsuit against Senetek in the United States District Court for the Northern District of California for violation of the Sherman Act and unfair competition as a result of Senetek's alleged abuse of patents. On March 25, 2004, the

Company announced that it had settled a litigation that was pending between Senetek and, OMP. Under the terms of the settlement, in exchange for Senetek granting OMP the ongoing non-exclusive right to market and sell its Obagi-K products containing Kinetin in Japan limited to its existing channel of trade, until the last of Senetek's patents has expired, Senetek will receive an up front payment of $1.5 million and an additional $500,000 based on future sales in Japan of skin care products containing Kinetin under the Obagi name. Payment of the $1.5 million is expected by the end of March, with the balance expected to be paid quarterly over the next 12 to 18 months. Under the settlement, Senetek retains rights to license others to distribute Kinetin products in Japan

On June 2, 2003, the Company commenced a lawsuit in the High Court of Justice, Chancery Division, in London, England against Eagle-Picher Technologies, LLC and Eagle-Picher Industries Inc., both Ohio corporations. The complaint alleges that the Defendants failed to perform under an April 1998 agreement under which they agreed to manufacture and supply phentalomine mesylate meeting required pharmacopoeial specifications for use as an active ingredient in the Company's proprietary Invicorp® erectile dysfunction drug. The Company's complaint seeks repayment of the $692,000 purchase price paid in advance, and of $294,000 paid for validation studies, as well as other amounts to be proven at trial for validation studies and regulatory filings required when the Company was forced to transfer manufacturing of phentalomine mesylate to an alternative supplier. The defendants have responded, denying certain of our allegations, we have replied, and the parties are exchanging documents and witness statements as a prerequisite to a trial to be scheduled for mid 2004.

As previously disclosed, in the course of responding to a document request in April 2003 as part of an unrelated Securities and Exchange Commission investigation focused on a firm not affiliated with the Company, the Company became aware of certain documents suggesting that during 2002 Company executives might have supplied non-public financial information to two securities analysts in an effort to correct draft research reports that contained information the executives considered overly-optimistic. The Board of Directors appointed an independent Committee of non-management Directors which engaged outside securities counsel to conduct a full internal investigation and in June 2003 voluntarily reported the results to the Commission's office conducting the unrelated investigation. In late March, the Commission staff sent to the Company's legal counsel a letter advising that the staff is considering recommending commencement of a proceeding alleging violations of Section 13(a) of the Securities Exchange Act of 1934 and Commission Regulation FD, and inviting the submission of a response. Senetek is engaged in discussions with the Commission staff regarding settlement of the matter. Senetek does not anticipate any amounts paid in connection with this matter will have a material impact on the future results of operations or financial condition of the Company.

(d) Employment Contracts

We have entered into employment agreements with some of our officers. An agreement with our CEO was effective from November 1, 1998 and continues until December 31, 2006. The agreement will automatically renew unless specifically terminated by Senetek or the employee. If the employment agreement is terminated by Senetek, the employee will be entitled to an additional three years of compensation. Effective January 1, 2003, annual compensation under the employment agreement is $319,000 and an automobile allowance of $1,000 per month, plus reimbursement of related automobile expenses.

The Company has entered into an employment contract with its Chief Operating Officer that runs from October 2002 to October 2005. The contract provides an annual salary of $198,000 plus a $500 monthly automobile allowance. The contract provides for certain guaranteed payments for up to three years in the event of a hostile change of control.

In March 2003, the Company entered into an employment contract with its new Chief Financial Officer that runs from March 2003 to April 2005. The contract provides an annual salary of $185,000 plus a $500 monthly automobile allowance. The contract provides for certain guaranteed payments for up to three years in the event of a hostile change of control.

In April 2003, the Company entered into an employment agreement with its Executive Vice President, Corporate Development and General Counsel from April 2003 to March 2005. The contract provides an annual salary of $243,000 plus a $600 monthly automobile allowance. The contract provides for certain guaranteed payments for up to three years in the event of hostile change of control.

(e) Settlement

During 2002, the Company negotiated a settlement with a group of Danish doctors related to their foregoing royalties against future Invicorp sales. The Company will pay a total of $150,000 over the next 5 years, of which $7,500 is due quarterly through March 2007. The Company recorded the entire $150,000 as expense in 2002. As of December 31, 2003, $98,000 is unpaid, of which $68,000 is in other long term liabilities and $30,000 in accrued expenses.

17. Related Party Transactions

During June 2003, the Company entered into a month to month consulting agreement with Cherry Tree Development, LLC to act as an advisor related to Company's licensing of their proprietary sexual dysfunction drug, Invicorp, and drug delivery system, Reliaject. Cherry Tree Development, LLC was compensated $12,000 for each month of service and is an entity affiliated with Franklin Pass, a member of the Company's Board of Directors. The agreement was terminated on August 31, 2003.

The Company is required to pay the discoverers of Kinetin, one of whom is the Chief Scientist for the Company, a royalty based upon a percentage of Kinetin revenues received by the Company. Royalties related to Kinetin Sales for 2003, 2002, and 2001 totaled $163,000, $116,000, and $81,000 respectively. As of December 31, 2003 and 2002, $163,000 and $157,000 is included in accrued expenses related to its obligation under the royalty agreement.

18. Quarterly Information (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (A)	2003
2003					
Net Revenue	$2,072	$1,498	$ 2,210	$ 2,446	$ 8,226
Gross Profit	1,746	1,222	1,815	2,042	6,825
Operating income (loss) from continuing operations	342	(521)	(519)	(2,789)	(3,487)
Income (Loss) from continuing operations	(30)	(870)	(1,102)	(3,066)	(5,068)
Income (loss) from discontinued operations	(39)	—	—	113	74
Net Income (loss)	(69)	(870)	(1,102)	(2,953)	(4,994)
Basic and diluted income (loss) per share:					
Continuing operations	$ —	$ (0.01)	$ (0.02)	$ (0.05)	$ (0.09)
Discontinued operations	—	—	—	—	—
Net Income (loss) per share	$ —	$ (0.01)	$ (0.02)	$ (0.05)	$ (0.09)

(A) During the 4th Quarter of 2003, the Company recorded an impairment charge of $2,451,000 related to certain specialized equipment.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (B)	2002
2002					
Net Revenue	$2,492	$3,215	$2,095	$1,607	$9,409
Gross Profit	2,088	3,044	1,956	1,329	8,417
Operating income (loss) from continuing operations	766	1,436	542	(463)	2,281
Income (loss) from continuing operations	422	1,087	89	(751)	847
Income from discontinued operations	82	83	118	411	694
Net income (loss)	504	1,170	207	(340)	1,541
Basic and diluted income (loss) per share:					
Continuing operations	$ 0.01	$ 0.02	$ —	$ (0.01)	$ 0.02
Discontinued operations	—	—	—	0.01	0.01
Net Income (loss) per share	$ 0.01	$ 0.02	$ 0.00	$ 0.00	$ 0.03

(B) During the 4th quarter of 2002, the Company recorded a settlement expense of $150,000 related to future royalties on Invicorp (See note 16(e)). Additionally, the Company recorded royalty expense of approximately $80,000 based upon the resolution of prior royalty income earned.

SCHEDULE II

SENETEK PLC
VALUATION AND QUALIFYING ACCOUNTS

	Balance, Beginning of Period	Additions Charges to Revenues or Costs and Expenses	Deductions-Write-offs Charged to Reserve	Balance, End of Period
ALLOWANCES AGAINST TRADE AND NON-TRADE RECEIVABLE—				
Year Ended December 31,				
2003	$ 140,000	$ 10,000	$ (72,000)	$ 78,000
2002	263,000	13,000	(136,000)	140,000
2001	1,022,000	—	(759,000)	263,000
ALLOWANCES AGAINST INVENTORIES—				
Year Ended December 31,				
2003	$ 82,000	$238,000	$ —	$ 320,00
2002	72,000	10,000	—	82,000
2001	92,000	—	(20,000)	72,000